02042836

82- SUBMISSIONS FACING

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Progress Energy Ltd

*CURRENT ADDRESS Suite 1110, 520 - Fifth Ave. S.W.
Calgary, Alberta
Canada T2P 3R7

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

FILE NO. 82- 34671 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE : 7/24/02

82-34671

News Release

Progress

02 JUN 12 AM 11:27

Progress Energy Ltd.
1110, 520 – 5th Avenue S.W.
Calgary, Alberta T2P 3R7

Listed: CDNX
Symbol: PGX

AR/S

Progress Energy Ltd. Releases 2001 Results 12-31-01

CALGARY, Alberta, Canada, February 28, 2002 - **Progress Energy Ltd.** ("Progress") announces today the operational and financial results for the year ended December 31, 2001.

2001 HIGHLIGHTS

Management Change

- In November 2001 the Board of Directors announced the creation of a new management team. This management team consisted of new members Mr. David D. Johnson as President and Chief Executive Officer, Mr. Steven A. Allaire as Vice President Finance and Chief Financial Officer and Mr. Michael R. Culbert as Vice President Marketing and Business Development joining existing members including Mr. Edward J. Kalthoff, Vice President Land and Mr. William J. Lewington, Controller.
- Mssr. Johnson, Allaire and Culbert were previously key members of the executive team responsible for building Encal Energy Ltd. into a senior producer listed on both the TSE and NYSE.

Financings

- In conjunction with the management changes the Company completed a $3.2 million private placement to the new members of the management team consisting of 553,498 common units at a price of $2.43 per share and 700,000 flow-through common shares at $2.65 per share. The common and flow-through units each consisted of one common share and one common share warrant. Each warrant is exercisable for one common share at $2.65 per share after one year and for a period of three years after the date of issue.
- In December the Company completed a common share financing, on a bought deal basis, through a syndicate of Canadian underwriters. The Company issued 3,000,000 common shares at a price of $3.55 for total gross proceeds of $10,650,000. The net proceeds of the offering were used to reduce bank indebtedness.

Reserves

- The Company also changed its reserve engineering firm to Gilbert Laustsen Jung Associates Ltd.
- For 2001 prior year reserve additions were adjusted downward resulting in lower year over year total proven reserves. Net proven reserve additions (after prior year reserve revisions) were 0.729 million boe on a proven basis and 0.305 million boe on a proven plus probable basis during 2001. Revisions to the prior period were primarily the result of the selection of more conservative recovery factors on the Company's major properties. Reserve additions before revisions of prior year were 1.878 million boe on a proven basis and 1,987 million boe on a proven plus probable basis and resulted in finding and development costs of $13.54 per proven boe and $12.79 per boe on a proven plus probable basis.
- Total proven reserves at December 31, 2001 were 7.555 million boe compared to 7.929 million boe in 2000.
- Total proven plus probable reserves at December 31, 2001 were 9.365 million boe compared to 10.161 million boe in 2000.

Operations

- Production averaged 3,020 boe per day during 2001 compared to 2,256 boe per day in 2000, an increase of 34%.
- Crude oil and liquids production increased to 1,849 bbls per day compared to 1,303 bbls per day in 2000.
- Natural gas production increased to 7,027 mcf per day compared to 5,718 mcf per day in 2000.

Financial

- Revenue increased 12% to $33.2 million compared to $29.6 million in 2000.
- Cash flow increased 23% to $17.9 million ($0.98 per share) from $14.6 million in 2000 ($0.76 per share)
- Net earnings for the year ended December 31, 2001 were $5.7 million ($0.31 per share) compared to $5.9 million ($0.30 per share) in 2000.
- Net capital expenditures totaled $25.4 million in 2001 compared to $23.5 million on 2000.
- Total debt was $17.4 million at December 31, 2001 compared to $21.9 million at the same time in 2000. The reduction in total debt is a result of the two equity financings discussed above.
- During 2001 the Company's 1,170,000 Class B shares were converted to 3,018,600 common shares. This combined with 4,253,498 common shares issued pursuant to the equity financings, the 397,500 issued on the exercise of options and the redemption of 610,900 shares as a result of a Normal Course Issuer Bid the Company had 22,087,398 common shares outstanding at December 31, 2001.

For the purposes of calculating production and unit costs, natural gas is converted to a barrel equivalent using six thousand cubic feet equal to one barrel unless otherwise stated.

FINANCIAL RESULTS AND SHARE INFORMATION

	Three Months Ended December 31		*Year Ended December 31*	
($ thousand except per share amounts)	*2001*	*2000*	*2001*	*2000*
Financial Results				
Petroleum and Natural Gas Sales	**6,124**	9,489	**33,202**	29,593
Average Product Prices				
- Natural gas *($/mcf)*	**2.90**	8.23	**4.57**	4.92
- Crude Oil and liquids *($/bbl)*	**22.72**	43.98	**31.81**	40.44
Average Royalty Rates *(%)*	**15.6**	24.0	**18.6**	23.2
Operating Costs *($/boe)*	**4.60**	5.39	**4.61**	5.05
General and Administrative Costs *($/boe)*	**1.60**	1.00	**0.95**	0.80
Depletion and Depreciation *($/boe)*	**10.67**	7.63	**9.05**	7.16
Cash Flow from Operations	**3,908**	4,213	**17,916**	14,604
- Per Common Share - Basic	**0.20**	0.22	**0.98**	0.76
- Per Common Share – Diluted	**0.19**	0.21	**0.94**	0.71
Net Earnings	**(491)**	2,180	**5,655**	5,870
- Per Common Share – Basic	**(0.03)**	0.11	**0.31**	0.30
- Per Common Share – Diluted	**(0.02)**	0.11	**0.30**	0.29
Net Capital Expenditures	**8,827**	9,426	**25,419**	23,494
Long Term Debt	**17,976**	16,409	**17,976**	16,409
Total Debt *(including Working Capital Surplus/Deficiency)*	**17,414**	21,926	**17,414**	21,926

($ thousand except per share amounts)	Three Months Ended December 31 2001	2000	Year Ended December 31 2001	2000
Net Capital Expenditures				
Land Acquisitions and Retention	**135**	218	**1,008**	1,020
Geological and Geophysical	**274**	254	**1,323**	1,322
Drilling and Completions	**2,176**	6,037	**11,902**	12,606
Equipping and Facilities	**706**	1,470	**4,216**	4,917
Net Property Acquisitions	**5,519**	1,405	**6,945**	3,552
Other	**17**	42	**25**	77
Total	**8,827**	9,426	**25,419**	23,494
Share Information				
Shares Outstanding at December 31				
- Basic	**22,087,398**	19,283,245	**22,087,398**	19,283,245
- Diluted	**25,407,396**	21,300,916	**25,407,396**	21,300,916
Weighted Average Shares Outstanding for the Period				
- Basic	**19,170,291**	19,309,903	**18,202,595**	19,316,807
- Diluted	**20,180,306**	20,391,555	**18,979,720**	20,474,716

During the third quarter the Company exercised its option to convert its Class B shares to Common Shares. The 1,170,000 Class B shares were converted to 3,018,600 Common Shares.

OPERATING RESULTS

($ thousand except per share amounts)	Three Months Ended December 31 2001	2000	Year Ended December 31 2001	2000
Production				
Crude Oil and Liquids *(bbls per day)*	**1,943**	1,440	**1,849**	1,303
Natural Gas *(mcf per day)*	**7,745**	4,840	**7,027**	5,718
Total *(boe per day)*	**3,233**	1,924	**3,020**	2,256
Reserves				
Crude Oil and Natural Gas Liquids *(mbbls)*				
- Proven			**3,958**	4,425
- Proven plus Probable			**5,172**	5,669
Natural gas *(mmcf)*				
- Proven			**21,581**	21,025
- Proven plus Probable			**25,153**	26,954
Barrel of Oil Equivalent *(mboe)*				
- Proven			**7,555**	7,929
- Proven plus Probable			**9,365**	10,161

Reserve Reconciliation

BOE – 6:1	Total Proven	Probable	Proven Plus Probable
December 31, 2000	7,929	2,232	10,161
Extension and Discoveries	1,098	-20	1,078
Technical Revisions	-1,149	-533	-1,682
Acquisitions	785	133	918
Dispositions	-5	-2	-7
Reserve Additions	729	-422	307
Production	-1,103	-	-1,103
December 31, 2001	7,555	-1,810	9,365

Present Value of Future Cash Flow

($ Million)	Proven		Proven plus Probable	
	2001	2000	**2001**	2000
Discounted at 10%	**75.5**	86.5	**88.8**	107.7
Discounted at 12%	**71.1**	81.0	**83.1**	100.6
Discounted at 15%	**65.5**	74.1	**76.0**	91.7

For the year ended December 31, 2001 the corporate reserves were prepared by Gilbert Laustsen Jung Associates Ltd.

Drilling Activity

	2001		2000	
	Gross	Net	**Gross**	Net
Crude Oil Wells	**13**	9.3	**21**	10.3
Natural Gas Wells	**6**	1.4	**5**	2.7
Dry Holes	**4**	1.8	**7**	3.6
Total Wells	**23**	12.5	**33**	16.6
Success Rate *(%)*	**83**	86	**79**	78

LOOKING FORWARD

During November in conjunction with the management changes the Company raised approximately $14 million to reduce debt and position the Company to grow to the next level. The Company is now well positioned to take advantage of opportunities.

The 2002 program will be comprised of capital expenditures on a combination of internal and external opportunities. The internal opportunities will consist of development activities on existing properties, creation of new exploratory prospects and the building of an inventory of exploitation opportunities on controlled lands. The external opportunities will consist of the pursuit of consolidating and on-trend acquisitions, opportunity driven new core area acquisitions and regionally complimentary significant exploratory partnerships.

We are confident that this is the right time to be accumulating as many opportunities as possible and are looking forward to building a quality company. We will be opportunistic, patient and disciplined in our approach.

For further information contact:

Mr. David Johnson
President & Chief Executive Officer

Progress Energy Ltd.
1110, 520 – 5th Avenue S.W.
Calgary, Alberta
T2P 3R7

Mr. Steven Allaire
Vice President Finance & Chief Financial Officer

Phone: (403) 216-2510
Fax – (403) 216-2514
Email ir@progressenergy.com
Web: www.progressenergy.com

PROGRESS ENERGY LTD.
CONSOLIDATED BALANCE SHEETS

As at December 31 *($ thousands)*	**2001**	2000
ASSETS		
Current		
Cash and short-tem investments	-	68
Accounts receivable	**8,009**	7,818
Other	**691**	493
	8,700	8,379
Property, plant and equipment	**73,235**	56,946
	81,935	65,325
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable	**8,138**	11,820
Income and other taxes payable	-	2,076
	8,138	13,896
Bank debt	**17,976**	16,409
Site restoration and abandonment	**1,682**	847
Future income taxes	**13,175**	10,373
	40,971	41,525
SHAREHOLDERS' EQUITY		
Share capital	**29,608**	17,156
Retained earnings	**11,356**	6,644
	40,964	23,800
	81,935	65,325

Progress

PROGRESS ENERGY LTD.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

($ thousands)	Three months ended December 31 2001 (unaudited)	Three months ended December 31 2000 (unaudited)	Twelve months ended December 31 2001	Twelve months ended December 31 2000
REVENUES				
Petroleum and natural gas	**6,124**	9,489	**33,202**	29,593
Royalties	**(952)**	(2,274)	**(6,183)**	(6,851)
	5,172	7,215	**27,019**	22,742
EXPENSES				
Operating	**1,368**	1,115	**5,084**	4,170
General and administrative	**477**	206	**1,046**	664
Financing charges	**278**	279	**1,253**	946
Depletion and depreciation	**3,176**	1,577	**9,975**	5,913
	5,299	3,177	**17,358**	11,693
Earnings before taxes	**(127)**	4,038	**9,661**	11,049
TAXES				
Capital taxes	**125**	164	**482**	534
Current income taxes	**(984)**	1,238	**1,238**	1,824
Future income taxes	**1,223**	456	**2,286**	2,821
	364	1,858	**4,006**	5,179
Net earnings	**(491)**	2,180	**5,655**	5,870
Retained earnings, beginning of period	**11,901**	4,532	**6,644**	1,399
Redemption of shares	**(54)**	(68)	**(943)**	(625)
Retained earnings, end of period	**11,356**	6,644	**11,356**	6,644
Net earnings per share				
Basic	**(0.03)**	0.11	0.31	0.30
Diluted	**(0.02)**	0.11	0.30	0.29

PROGRESS ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW

	Three months ended December 31		*Twelve months ended December 31*	
($ thousands)	**2001**	2000	**2001**	2000
	(unaudited)	*(unaudited)*		
Cash provided by (used in):				
OPERATIONS				
Net earnings	**(491)**	2,180	**5,655**	5,870
Depletion and depreciation	**3,176**	1,577	**9,975**	5,913
Future income taxes	**1,223**	456	**2,286**	2,821
Cash flow from operations	**3,908**	4,213	**17,916**	14,604
Changes in non-cash working capital	**(677)**	4,911	**(6,147)**	2,634
	3,231	9,124	**11,769**	17,238
FINANCING				
Increase (decrease) in bank debt	**(8,010)**	470	**1,567**	6,991
Issue of shares	**13,745**	1	**13,750**	302
Redemption of shares	**(129)**	(101)	**(1,725)**	(969)
	5,606	370	**13,592**	6,324
INVESTING				
Capital asset additions	**(8,827)**	(9,426)	**(25,419)**	(23,494)
Site restoration and abandonment	**(10)**	-	**(10)**	-
	(8,837)	(9,426)	**(25,429)**	(23,494)
Increase (decrease) in cash	**-**	68	**(68)**	68
Cash and short-term investments, beginning of period	**-**	-	**68**	-
Cash and short-term investments, end of period	**-**	68	**-**	68
Cash flow from operations per share				
Basic	**0.20**	0.22	**0.98**	0.76
Diluted	**0.19**	0.21	**0.94**	0.71

Progress Energy Ltd.
1400, 440 – 2nd Avenue S.W.
Calgary, Alberta
T2P 5E9

Progress

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting (the "Meeting") of the Shareholders of Progress Energy Ltd. (the "Corporation") will be held in the Wildrose Room. Sheraton Suites Eau Claire, Calgary, Alberta on the 14th day of May, 2002 at the hour of ten o'clock in the morning (Calgary Time) for the following purposes:

1. To receive and consider the Audited Financial Statements of the Corporation for the fiscal year ended December 31, 2001 together with the Auditors' Report thereon;
2. To fix the number of directors to be elected at six members;
3. To elect six directors for the ensuing year;
4. To appoint auditors for the ensuing year and authorize the directors to fix their remuneration;
5. To consider, and if thought fit, to pass an ordinary resolution to approve a new stock option plan, pursuant to which options to acquire up to 2,258,490 Common Shares will be issuable; and
6. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The date for determination of the Shareholders entitled to receive Notice of the Meeting and vote shall be holders of common shares of the Corporation of record at the close of business on April 3, 2002.

SHAREHOLDERS OF THE CORPORATION WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED FORM OF PROXY AND TO MAIL IT TO OR DEPOSIT IT WITH COMPUTERSHARE TRUST COMPANY OF CANADA, SUITE 600, 530 – 8TH AVENUE S.W., CALGARY, ALBERTA T2P 3S8, ATTENTION: STOCK TRANSFER SERVICES. IN ORDER TO BE VALID AND ACTED UPON AT THE MEETING, FORMS OF PROXY MUST BE RETURNED TO THE AFORESAID ADDRESS NOT LATER THAN 4:30 P.M. (CALGARY TIME) ON THE SECOND LAST BUSINESS DAY PRECEDING THE DATE OF THE MEETING OR ANY ADJOURNMENT THEREOF.

SHAREHOLDERS ARE CAUTIONED THAT THE USE OF THE MAIL TO TRANSMIT PROXIES IS AT EACH SHAREHOLDER'S RISK.

A Management Proxy Circular relating to the business to be conducted at the Meeting, an Annual report containing the audited financial statements of the Corporation for the fiscal year ended December 31, 2001, together with an Instrument of Proxy, accompany this Notice.

DATED at the City of Calgary, in the Province of Alberta, this 7th day of March, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Steven A. Allaire
Corporate Secretary

Progress Energy Ltd.

Management's Discussion and Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis as provided by the management of Progress Energy Ltd. should be read in conjunction with the financial statements presented in this annual report.

BOE PRESENTATION

For the purposes of calculating unit costs, natural gas is converted to a barrel equivalent ("BOE") using six thousand cubic feet equal to one barrel unless otherwise stated. This conversion conforms with the Canadian Securities Regulators proposed National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities. BOE's are very approximate comparative measures that, in some cases, could mislead, particularly if used in isolation.

2001 HIGHLIGHTS

Management Change

- In November 2001 the Board of Directors announced the creation of a new management team. This management team consists of new members Mr. David D. Johnson as President and Chief Executive Officer, Mr. Steven A. Allaire as Vice President Finance and Chief Financial Officer and Mr. Michael R. Culbert as Vice President Marketing and Business Development who join existing members including Mr. Edward J. Kalthoff Vice President Land and Mr. William J. Lewington Controller.

Financings

- In conjunction with the management changes the Company completed a $3.2 million private placement to the new members of the management team consisting of 553,498 common units at a price of $2.43 per share and 700,000 flow-through common shares at $2.65 per share. The common and flow-through units each consisted of one common share and one common share warrant. Each warrant is exercisable for one common share at $2.65 per share after one year and for a period of three years after the date of issue.
- In December the Company completed a common share financing, on a bought deal basis, through a syndicate of Canadian underwriters. The Company issued 3,000,000 common shares at a price of $3.55 for total gross proceeds of $10,650,000. The net proceeds of the offering were used to reduce bank indebtedness.

Reserves

- The Company changed its reserve engineering firm to Gilbert Laustsen Jung Associates Ltd.
- For 2001 prior year reserve additions were adjusted downward resulting in lower year over year total proven reserves. Net proven reserve additions (after prior year reserve revisions) were 0.729 million boe on a proven basis and 0.306 million boe on a proven plus probable basis during 2001. Revisions to the prior period were primarily the result of the selection of more conservative recovery factors on the Company's major properties. Reserve additions before revisions of prior year were 1.878 million boe on a proven basis and 1,988 million boe on a proven plus probable basis and resulted in finding and development costs of $13.54 per proven boe and $12.79 per boe on a proven plus probable basis.

- Total proven reserves at December 31, 2001 were 7.555 million boe compared to 7.929 million boe in 2000.
- Total proven plus probable reserves at December 31, 2001 were 9.365 million mboe compared to 10.161 million boe in 2000.

Operations

- Production averaged 3,020 boe per day during 2001 compared to 2,256 boe per day in 2000, an increase of 34 percent.
- Crude oil and liquids production increased to 1,849 bbls per day compared to 1,303 bbls per day in 2000.
- Natural gas production increased to 7,027 mcf per day compared to 5,718 mcf per day in 2000.

Financial

- Revenue increased 12 percent to $33.2 million compared to $29.6 million in 2000.
- Cash flow increased 23 percent to $17.9 million ($0.98 per share) from $14.6 million in 2000 ($0.76 per share)
- Net earnings for the year ended December 31, 2001 were $5.7 million ($0.31 per share) compared to $5.9 million ($0.30 per share) in 2000.
- Net capital expenditures totaled $25.4 million in 2001 compared to $23.5 million on 2000.
- Total debt was $17.4 million at December 31, 2001 compared to $21.9 million at the same time in 2000. The reduction in total debt is a result of the two equity financings discussed above.
- During 2001 the Company's 1,170,000 Class B shares were converted to 3,018,600 common shares. This combined with 4,253,498 common shares issued pursuant to the equity financings, the 397,500 issued on the exercise of options and the redemption of 610,900 shares as a result of a Normal Course Issuer Bid the Company had 22,087,398 common shares outstanding at December 31, 2001.

PRODUCTION

In 2001 Progress's production increased 34 percent to 3,020 boe per day compared to 2,256 boe per day in 2000.


3,020
2,256
1,434
98
99
01

Production (BOE)
BOE per day (6:1)

Production Summary

	2001	2000	1999
Annual Production			
- Oil and liquids *(bbls)*	**674,958**	477,052	293,147
- Natural gas *(mcf)*	**2,564,720**	2,092,678	1,380,998
Daily Production			
Oil and liquids *(bbls/d)*	**1,849**	1,303	803
Natural gas *(mcf/d)*	**7,027**	5,718	3,784
Total *(boe/d) - 10:1*	**2,552**	1,875	1,181
Total *(boe/d) - 6:1*	**3,020**	2,256	1,434

Oil and liquids production for the year increased 42 percent to 1,849 bbls per day from 1,303 bbls per day in 2000. This increase in production is largely due to increased production at Two Creek in Alberta, a result of drilling success and the acquisition of the remaining partner's working interest. This acquisition closed in October and was for approximately $5.4 million. As a result of the acquisition Progress now has 100 percent working interest at Two Creek. Other production increases were realized from southeastern Saskatchewan at Clarilaw and Bellgarde due to successful development drilling and two acquisitions of various partners' working interests at Steelman Unit No. 7. As a result of these acquisitions the Company increased its working interest at the Steelman Unit No. 7 from 46 percent to 91 percent. These acquisitions closed during July and August and were approximately $1.4 million.

Natural gas production increased 23 percent to 7,027 mcf per day in 2001 from 5,718 mcf per day in 2000. The increase in natural gas volumes is due to the successful 2001 winter drilling program at Milo in northeastern British Columbia. The Company discovered a new pool at Milo West. The discovery and two development wells drilled at Milo were placed on stream during April 2001. During the winter of 2002 two additional development wells were drilled, one at Milo West and one at Milo and the Company is constructing a 10 inch diameter pipeline to transport the increasing volumes. These new wells and the pipeline came on stream during March 2002.

The following table summarizes the Company's average production for the years ended December 31, 2001, 2000 and 1999 for Progress's key producing areas.

Principal Producing Properties (boe/d)

	2001	2000	1999
Two Creek, Alberta	**1,117**	617	198
Southeast Saskatchewan/Manitoba	**1,061**	925	575
Milo, British Columbia	**624**	322	262
Other	**218**	392	399
Total	**3,020**	2,256	1,434

COMMODITY PRICING

	2001	2000	1999
Average crude oil and natural gas liquids *($/bbl)*	**31.81**	40.44	24.38
Average natural gas *($/mcf)*	**4.57**	4.92	2.91

Crude Oil Pricing

West Texas Intermediate ("WTI") is the benchmark for North American oil prices and is the crude type upon which the NYMEX futures contract is based. Canadian crude oil prices are based upon refiner's postings at Alberta hubs like Edmonton and Hardisty or Taylor, British Columbia. These refiner's postings represent the WTI price at Cushing, Oklahoma less a transportation differential, the Canadian/US exchange rate, adjustments for relative quality and to some extent an adjustment for regional market conditions.

Progress' average field price reflects the refiner's posted price at the Alberta market centres less deductions for transportation from the field and adjustments for Progress' product quality relative to the posted price. Progress' average Alberta field price in 2001 was $28.65 per barrel versus $39.13 per barrel for the average of the light sweet postings at Edmonton, Alberta. This indicates that Progress's crude oil mix is a light to medium quality. Progress' Alberta crude oil production mix has become proportionally heavier over the past year as a result of increased production from the Two Creek A pool, which has a medium grade crude. Progress' average Saskatchewan field price in 2001 was $34.19 per barrel versus $39.13 for the average of the light sweet postings at Edmonton, Alberta.

Average pricing for oil and liquids decreased 21 percent to $31.81 per bbl in 2001 from $40.44 per bbl in 2000.

Crude Oil Production and Prices by Province

	2001		2000		1999	
	bbl/d	**$/bbl**	bbl/d	$/bbl	bbl/d	$/bbl
Alberta	**772**	**28.65**	358	36.14	201	21.90
Saskatchewan and Manitoba	**1,040**	**34.19**	912	42.75	575	26.20
Total production and average sales price[1]	**1,812**	**31.83**	1,270	40.88	776	25.09

(1) Excludes hedging gains or losses

Alberta Crude Oil Prices

($/bbl)	**2001**	2000	1999
WTI *(US $/bbl at Cushing, Oklahoma)*	**25.90**	30.20	19.24
Average exchange rate	**1.5489**	1.4854	1.4857
WTI *(Cdn $/bbl at Cushing Oklahoma)*	**40.12**	44.86	28.58
Less: Differential Cushing, Oklahoma to Edmonton	**(0.99)**	(0.53)	(1.23)
Edmonton Light Sweet Posting *(Cdn $/bbl)*	**39.13**	44.33	27.35
Less: Quality differential & transportation to Edmonton	**(10.48)**	(8.19)	(5.45)
Progress average field price in Alberta *(Cdn $/bbl)*	**28.65**	36.14	21.90

Saskatchewan and Manitoba Crude Oil Prices

($/bbl)	**2001**	2000	1999
WTI *(US $/bbl at Cushing, Oklahoma)*	**25.90**	30.20	19.24
Average exchange rate	**1.5489**	1.4854	1.4857
WTI *(Cdn $/bbl at Cushing Oklahoma)*	**40.12**	44.86	28.58
Less: Transportation differential Cushing, Oklahoma to Edmonton	**(0.99)**	(0.53)	(1.23)
Edmonton Light Sweet Posting *(Cdn $/bbl)*	**39.13**	44.33	27.35
Less: Quality differential & transportation to Edmonton	**(4.94)**	(1.58)	(1.15)
Progress average field price in Saskatchewan *(Cdn $/bbl)*	**34.19**	42.75	26.20

Natural Gas Pricing

US natural gas prices are typically referenced off NYMEX at Henry Hub, Louisiana while Alberta and British Columbia are referenced off Nova Inventory Transfer ("NIT") or the AECO Hub and Station #2, respectively.

Natural gas pricing for the year decreased 7 percent to $4.57 per mcf from $4.92 in 2000. The Progress realized natural gas prices by province are detailed below.

Natural Gas Production and Prices by Province

	2001		2000		1999	
	mcf/d	**$/mcf**	mcf/d	$/mcf	mcf/d	$/mcf
Alberta	**3,162**	**5.47**	3,713	5.59	2,211	3.14
Saskatchewan and Manitoba	**123**	**1.47**	73	0.89	-	-
British Columbia	**3,742**	**3.95**	1,932	4.36	1,573	2.46
Total production and average sales price (1)	**7,027**	**4.59**	5,718	5.11	3,784	2.86

(1) Excludes any hedging gains or losses.

Alberta Natural Gas Prices

	2001	2000	1999
NYMEX *(US $/mmbtu at Henry Hub Louisiana)*	**4.27**	3.89	2.28
Less: AECO basis differential to Henry Hub *(US $/mmbtu)*	**(0.18)**	(0.52)	(0.32)
	4.09	3.37	1.96
Average exchange rate	**1.5489**	1.4854	1.4857
Alberta price *(Cdn $/mcf @ AECO/NIT)*	**6.34**	5.01	2.91
Less: TCPL Alberta system charges	**(0.25)**	(0.27)	(0.25)
Variance: Progress pool price vs spot	**(0.62)**	0.85	0.48
Progress average Alberta plantgate price *(Cdn $/mcf)*	**5.47**	5.59	3.14

British Columbia Natural Gas Prices

	2001	2000	1999
NYMEX *(US $/mmbtu at Henry Hub Louisiana)*	**4.27**	3.89	2.28
Less: Station #2 basis differential to Henry Hub *(US $/mmbtu)*	**(0.77)**	(0.13)	(0.37)
	3.50	3.76	1.91
Average exchange rate	**1.5489**	1.4854	1.4857
British Columbia price *(Cdn $/mcf @ Station #2)*	**5.42**	5.58	2.84
Less: WEI transportation, processing & gathering charge*	**(0.95)**	(0.90)	(0.90)
Variance: Progress pool price vs spot	**(0.52)**	(0.32)	0.52
Progress average British Columbia field price *(Cdn $/mcf)*	**3.95**	4.36	2.46

* *British Columbia has an infrastructure built by Westcoast Energy Inc.("WEI") that enables gas producers in that province to avoid facility construction in exchange for regulated gathering, processing and transmission fees.*

RISK MANAGEMENT

During 2001 the Company entered into a financial transaction whereby it bought a put option on 1,300 barrels per day of crude at WTI $US 20.00 per barrel covering the period January 1 to March 31, 2002 and sold a call option at WTI $US22.00 per barrel on 1,300 barrels of crude oil production covering the same period January 1, 2002 to March 31, 2002. The cost of the put was $US 1.02 per barrel and the proceeds on the sale of the call was $0.77 per barrel.

Progress also has financial instruments in place for 2002 to fix the price on approximately 1,000 barrels of crude oil production from April 1, 2002 to September 30, 2002. For this period, average forward rate transactions have been used to fix 500 barrels of crude oil per day at WTI $US20.00 per barrel and costless collars have been used to fix approximately 500 barrels of crude oil per day with a floor of WTI $US18.00 per barrel and a cap of WTI $US 22.02 per barrel.

The Company has fixed the price on 4,000 GJ per day of its 2002 natural gas production from January 1 to October 31, 2002. A combination of costless collars and the purchase of puts and sale of calls protect a natural gas price of between $Cdn. 3.00 per GJ and $Cdn. 4.50 per GJ.

For detailed disclosure of Progress' financial transactions refer to Note 7 in the Financial Statements.

REVENUE

Revenues from crude oil, liquids and natural gas sales increased by 12 percent to $33.2 million in 2001 from $29.6 million in 2000. This increase was the result of a 34 percent growth in crude oil, liquids and natural gas production (2001 - 3,020 boe/d, 2000 - 2,256 boe/d), partially offset by a 16 percent decrease in commodity prices (2001 - $30.12 per boe, 2000 - $35.84 per boe).

($ thousands)	**2001**	2000	1999
Crude oil and liquids	**21,473**	19,292	7,146
Natural gas	**11,729**	10,300	4,014
	33,202	29,593	11,160
Average price *($/boe)*	**30.12**	35.84	21.32

ROYALTIES

Royalties decreased 10 percent to $6.2 million in 2001 from $6.9 million in 2000. While 2001 production increased, commodity prices decreased which affected the price-sensitive Crown royalty rates. The Company was also eligible to claim ARTC for the first time in 2001 as a result of the Company becoming unassociated, for tax purposes, with a former major shareholder. Progress continued to benefit from certain Crown royalty and mineral tax reduction programs in both Saskatchewan and Manitoba, and all of the Company's Alberta oil production qualifies for third tier Crown royalty rates.

($ thousands)	**2001**	2000	1999
Crude oil and liquids	**3,415**	3,883	1,365
Natural gas	**2,768**	2,968	1,149
	6,183	6,851	2,514
Average cost *($/boe)*	**5.61**	8.30	4.80
Percentage of oil, liquids and gas revenues *(%)*	**19**	23	23

OPERATING EXPENSES

Operating expenses increased 22 percent to $5.1 million in 2001 from $4.2 million in 2000. This increase can be attributed to higher production rates achieved by the Company during the year. Operating costs per boe decreased 9 percent (2001 - $4.61/boe, 2000 - $5.05/boe) due to the higher production volumes and a reduction in third party facility fees paid throughout the year. Third party facility fees were substantially reduced on natural gas as the result of the acquisition of the Milo dehydration and water disposal facilities.

($ thousands)	**2001**	2000	1999
British Columbia	**138**	189	158
Alberta	**1,878**	1,567	900
Saskatchewan/Manitoba	**3,068**	2,414	1,104
Operating costs, total	**5,084**	4,170	2,162
Average cost *($/boe)*	**4.61**	5.05	4.13
Percentage of oil, liquids and gas revenues	**15%**	14%	19%
Crude oil and liquids, total	**4,202**	3,113	1,700
Per unit $/bbl	**6.23**	6.53	5.80
Natural gas, total	**882**	1,057	462
Per unit $/mcf	**0.34**	0.51	0.33

GENERAL AND ADMINISTRATIVE EXPENSES

Gross general and administrative expenses increased 36 percent in 2001 to $3.1 million from $2.2 million in 2000. This resulted mainly from the increase in full-time and contract staff required as a result of the increasing size of the Company's operations. The Company also incurred certain one-time charges related to the re-capitalization of the Company in the fourth quarter of 2001.

Net general and administrative costs increased 58 percent to $1.0 million in 2001 from $0.7 million in 2001. On a boe basis, net general and administrative costs increased 19 percent to $0.95 for the year from $0.80 in 2000. Progress continues to have significant operator recoveries due to the high percentage of properties operated by the Company. For accounting purposes, Progress capitalizes general and administrative expenses associated with Company's exploration and development activities as these expenses are associated with adding reserves versus the cost of producing reserves.

($ thousands)	**2001**	2000	1999
Gross general and administrative	**3,063**	2,245	1,426
Operator recoveries	**(1,369)**	(1,019)	(488)
Capitalized expenses	**(648)**	(562)	(394)
Net general and administrative	**1,046**	664	544
Net general and administrative *($/boe)*	**0.95**	0.80	1.04

Full Time Employees and Full Time Consultants (at year end)

Head Office	**17**	15	11
Field	**1**	1	1
	18	16	12

FINANCING CHARGES

Bank debt increased $1.6 million in 2001 to $18.0 million and the Company's capital program exceeded cash in-flows during the year. Financing charges increased 32 percent to $1.3 million in 2001 from $0.9 million in 2000. This reflects the increase in average debt levels during the year (2001 - $23.6 million, 2000 - $14.3 million), however the increase in average debt levels was partially offset by declining interest rates during 2001.

($ thousands)	**2001**	2000	1999
Interest income	-	-	(2)
Financing charges	**1,253**	946	341
Net financing charges	**1,253**	946	339
Net interest expense *($/boe)*	**1.14**	1.15	0.65

DEPLETION AND DEPRECIATION AND SITE RESTORATION AND ABANDONMENTS

During the year 2001, depletion and depreciation of capital assets and the provision for site restoration and abandonments increased 69 percent to $10.0 million from $5.9 million in 2000. This increase was the result of increased production volumes and higher finding and development costs. At December 31, 2001 the Company estimated that its future site restoration costs were approximately $6.7 million (2000 - $5.3 million), which contributed to the increase in the provision for site restoration.

($ thousands)	**2001**	2000	1999
Depletion	**9,078**	5,350	3,107
Depreciation	**52**	50	38
Total depletion and depreciation	**9,130**	5,400	3,145
Provision for site restoration	**845**	513	266
	9,975	5,913	3,411
Depletion and depreciation *($/boe)*	**9.05**	7.16	6.52
Depletion and depreciation rate *(%)*	**13.4**	11.2	10.1

(1) The Depletion Rate presented above converts reserves and production to equivalent units of oil based on relative energy content consistent with the Company's accounting policy.

CEILING TEST

In accordance with the Canadian Institute of Charted Accountants' full cost accounting guidelines, Progress performs an annual "ceiling test" calculation using year-end prices. The Company also performs quarterly "ceiling test" calculations using pricing received for product sales during the last month of each quarter. No write down was required for the year ended December 31, 2001 based on year end commodity prices of $22.94 per bbl for crude oil and $2.99 per mcf for natural gas. Based on commodity prices of $38.71 per bbl for oil and $12.73 per mcf for natural gas, no write down was required in 2000.

INCOME AND CAPITAL TAXES

Income taxes (future and current) decreased 24 percent in 2001 to $3.5 million from $4.6 million in 2000. Progress' effective income tax rate also decreased to 36.5 percent in 2001 from 42.0 percent in 2000. Reduced pre-tax income that resulted from lower commodity prices was the main reason for the decrease in income taxes. The Company recorded current taxes of $1.2 million during 2001 compared to $1.8 million for 2000.

Capital taxes decreased marginally in 2001 as compared to 2000. The resource surcharge portion of the Saskatchewan capital tax decreased in 2001 as a result of declining commodity prices. This decrease was partially offset by an increase in federal and provincial capital taxes, which are based upon year-end equity and debt levels. The capital taxes increased proportionally with the growth in the balance sheet.

($ thousands)	**2001**	2000	1999
Future income taxes	**2,286**	2,821	884
Current income taxes	**1,238**	1,824	-
Total income taxes	**3,524**	4,645	884
Capital taxes	**482**	534	234
	4,006	5,179	1,118
Effective income tax rate *(%)*	**36.5**	42.0	40.4

The Company has approximately $43.0 million in tax pools to shelter taxable income in future years. The tax pools are as follows:

($ thousands)	
Canadian Development Expense	10,500
Canadian Oil and Gas Property Expense	19,000
Undepreciated Capital Cost	13,000
Other	500
	43,000

NET EARNINGS

Net earnings remained relatively unchanged decreasing four percent to $5.7 million in 2001 from $5.9 million in 2000. Despite higher production volumes during the year, lower commodity prices and higher depletion combined to keep earnings at 2000 levels. Net earnings per boe decreased to $5.13 in 2001 from $7.10 in 2000, while cash flow per boe decreased to $16.25 from $17.68.

Net Earnings ($/boe)	**2001**	2000	1999
Oil, liquids and natural gas revenues	**30.12**	35.84	21.32
Royalties	**(5.61)**	(8.30)	(4.80)
Operating expenses	**(4.61)**	(5.05)	(4.13)
Net operating income	**19.90**	22.49	12.39
General and administrative	**(0.95)**	(0.80)	(1.04)
Interest expense *(net)*	**(1.14)**	(1.15)	(0.65)
Current income taxes	**(1.12)**	(2.21)	-
Capital taxes	**(0.44)**	(0.65)	(0.44)
Cash flow from operations	**16.25**	17.68	10.26
Depletion and depreciation	**(9.05)**	(7.16)	(6.52)
Future taxes	**(2.07)**	(3.42)	(1.69)
Net earnings	**5.13**	7.10	2.05

COMMON SHARE INFORMATION

Common shares issued during 2001 were;

(1) The exercise of 397,500 employee stock options. Stock options granted to employees during the year amounted to 1,107,750 shares,

(2) The issue of 3,018,600 Common Shares on conversion of the Class B Shares during the second quarter of 2001,

(3) The issue of 700,000 flow through common share units at a price of $2.65 per unit and 553,498 common share units at a price of $2.43 per unit pursuant to a private placement to the new management team. These common and flow-through units each consist of one common share and one common share warrant. Each warrant is exercisable for one common share at $2.65 per share after one year and for a period of three years after the date of issue.

(4) The issue of 3,000,000 Common Shares at $3.55 per share pursuant to private placement in a bought deal with a number of underwriters announced on November 11, 2001.

Also during 2001, pursuant to a Normal Course Issuer Bid, the Company acquired 610,900 common shares. At December 31, 2001, the Company has a total of 2,066,500 options outstanding with a weighted average exercise price of $2.12 per share and 1,253,498 warrants outstanding.

(thousands)	**2001**	2000	1999
Outstanding shares			
Weighted average outstanding shares			
- Basic	**18,203**	19,317	18,414
- Diluted *(Treasury Stock Method)*	**18,980**	20,570	19,107
Outstanding shares December 31[1]			
- Common	**22,087**	15,029	14,922
- Class B	**-**	1,170	1,171
- Basic	**22,087**	18,047	17,943
- Diluted	**25,407**	19,404	19,289


17,916
14,604
5,367
98
99
01

Cash Flow
($ Thousands)

($ thousands except per share amounts)	**2001**	2000	1999
Per Share Information			
Net earnings	**5,655**	5,870	1,072
Net earnings per share			
- Basic	**0.31**	0.30	0.06
- Diluted *(Treasury Stock Method)*	**0.30**	0.29	0.06
Cash flow from operations	**17,916**	14,604	5,367
Cash flow from operations per share			
- Basic	**0.98**	0.76	0.29
- Diluted *(Treasury Stock Method)*	**0.94**	0.71	0.28
Total asset book value	**81,935**	65,325	41,871
Total asset book value per share[2]			
- Basic	**3.71**	3.62	2.33
- Diluted	**3.22**	3.37	2.17
Book value *(Shareholders' Equity)*	**40,964**	23,800	18,913
Book value per share[2]			
- Basic	**1.85**	1.32	1.05
- Diluted	**1.61**	1.23	0.98
Production *(mboe)*	**1,102**	826	523
Production per 100 shares[2]			
- Basic	**5.0**	4.6	2.9
- Diluted	**4.3**	4.3	2.7
Proven plus probable reserves *(mboe)*	**9,365**	10,162	9,086
Reserves per 100 Shares *(mboe)*[2]			
- Basic	**42.4**	56.3	50.6
- Diluted	**36.9**	52.4	47.1

(1) For purposes of calculating basic and diluted shares at year-end for 1999 and 2000, the Class B shares were converted to common shares using the July 6, 2001 conversion rate of 2.58 common shares for each Class B share.

(2) Calculated using outstanding shares at year-end.

NET ASSET VALUE

Progress's net asset value per share at December 31, 2001 was $3.43 per basic share (2000 - $5.01 per share) and $3.28 per diluted share (2000 - $4.78 per share). The difference in net asset value per share is attributable to lower commodity price forecasts, lower reserves and the larger number of shares outstanding at year end.

($ thousands)	**2001**	2000	1999
Reserve value *(12% discount before tax)* [1]	**83,149**	100,600	58,400
Undeveloped acreage	**7,500**	9,912	3,865
Seismic and other assets	**2,500**	2,000	2,000
Working capital surplus *(Deficiency)*	**562**	(5,517)	(2,951)
Bank debt	**(17,976)**	(16,409)	(9,418)
Basic	**75,735**	90,586	51,896
Exercise of stock options and warrants	**7,712**	2,102	1,273
Diluted	**83,447**	92,688	53,169
Net asset value per common share *($)*			
- Basic	**3.43**	5.01	2.89
- Diluted [2]	**3.28**	4.78	2.76

(1) Reserve values are for proven plus probable reserves. Reserve values are based on before tax estimates of future cash flows as evaluated by our independent reserve engineers, for 2001 by Gilbert Laustsen Jung Associates Ltd. and for 2000 and 1999 by Paddock Lindstrom and Associated Ltd.

(2) For 2000 and 1999 the basic and diluted calculation includes the common shares plus 1,170,000 (1999 - 1,170,900) Class B Shares converted to Common Shares assuming the actual conversion rate utilized upon conversion on July 6, 2001. The conversion rate was 2.58 Common Shares for each Class B Share.

CAPITAL RESOURCES AND INVESTMENTS

Capital Expenditures

($ thousands)	**2001**	2000	1999
Land acquisitions and retention	**1,008**	1,020	440
Geological and geophysical	**1,323**	1,322	791
Drilling and completions	**11,902**	12,606	6,989
Property acquisitions/dispositions	**6,945**	3,552	4,822
Equipping and facilities	**4,216**	4,917	5,650
Other	**25**	77	110
Total capital expenditures	**25,419**	23,494	18,802

Finding & Development Costs

During 2002 prior year reserve additions were adjusted downward resulting in lower year over year total proven reserves. Net proven reserve additions (after prior year reserve revisions) were 0.729 million boe on a proven basis and 0.305 million boe on a proven plus probable basis during 2001. Reserve additions before revisions of prior year were 1.878 million boe on a proven basis and 1,987 million boe on a proven plus probable basis and resulted in finding and development costs of $13.54 per proven boe and $12.79 per boe on a proven plus probable basis. The three year rolling average finding and development costs after adjustment are $12.02 per boe on a proven basis and $10.60 per boe on a proven plus probable basis.

($ thousands)	**Cumulative 1999 - 2001**	**2001**	2000	1999
Total capital expenditures	**67,715**	**25,419**	23,494	18,802
Proven				
Net reserve additions before revisions *(mboe)* [2]	**6,632.5**	**1,877.5**	2,520.3	2,234.7
Finding & development costs *($/boe)*	**10.21**	**13.54**	9.32	8.41
Proven plus probable				
Net reserve additions before revisions *(mboe)* [2]	**8,108.5**	**1,987.8**	2,294.5	3,826.2
Finding & development costs *($/boe)*	**8.35**	**12.79**	10.24	4.91
Proven				
Net reserve additions after revisions *(mboe)* [2]	**5,577.4**	**728.6**	2,122.7	2,726.1
Finding & development costs *($/boe)*	**12.14**	**34.89**	11.07	6.90
Proven plus probable				
Net reserve additions after revisions *(mboe)* [2]	**6,388.2**	**305.5**	1,896.9	4,185.8
Finding & development costs *($/boe)*	**10.60**	**83.20**	12.39	4.49

(1) Refer to capital expenditures for details
(2) Refer to reserve reconciliation table for details

Drilling Results

	2001		2000		1999	
	Gross	**Net**	Gross	Net	Gross	Net
Crude oil	**13**	**9.3**	21	10.3	4	2.2
Natural gas	**6**	**1.4**	5	2.7	9	4.6
Dry and abandoned	**4**	**1.8**	7	3.6	3	2.3
Total	**23**	**12.5**	33	16.6	16	9.1
Success rate (%)	**83**	**86**	79	78	81	75

LAND

Undeveloped Land

Progress's net undeveloped land decreased by 96,407 net acres during 2001 as a result of land expiries during the year in Manitoba and Saskatchewan. The majority of these expiries occurred on the original lands received from a former major shareholder in 1997 and were deemed to not be prospective. Alberta saw a net increase of 14.5 percent in net undeveloped land during 2001. During 2002 approximately 35,000 net acres are scheduled to expire in Saskatchewan and Manitoba. The Company is planning on building its undeveloped land position and increasing its net working interest during 2002 through selective large regional farm-ins and land acquisitions in existing core and new focus areas.

	2001		2000	
(acres)	**Gross**	**Net**	Gross	Net
Saskatchewan	**30,040**	**24,739**	50,61	39,782
Alberta	**86,415**	**47,635**	86,416	41,621
British Columbia	**7,244**	**1,179**	8,086	1,409
Manitoba	**24,895**	**23,812**	112,320	110,960
Total	**148,594**	**97,365**	257,438	193,772

RESERVES

Independent Reserve Evaluation

The crude oil, natural gas liquids and natural gas reserves of the Company have been reported as at December 31, 2001 by Gilbert Laustsen Jung Associates Ltd. ("GLJ") in a report dated February 28, 2002. GLJ was engaged to conduct an independent review of the Company's reserves for 2001. Prior to this year Paddock Lindstrom & Associates Ltd. performed the independent review.

The properties were evaluated by GLJ on a reserve and economic forecast basis in accordance with the National Policy 2-B (Guide for Engineers and Geologists Submitting Oil and Gas Reports to Canadian Provincial Securities Administrators) definitions. The evaluators are qualified and experienced registered professional engineers and geologists and are independent of Progress. Personal field inspection of the properties was not made by GLJ as such inspections are not considered necessary in view of the information available from the files of the Company and the appropriate provincial regulatory authorities.

GLJ relies on data generally available through public sources supplemented with data provided by Progress, including but not limited to the following: land interest descriptions on a lease basis, pertinent well data (such as well logs, drill stem tests, workover details, pressure surveys, production tests), geological mapping, petrophysical studies, accounting property statements, marketing arrangements, and operating and capital budget information.

Basic well data provided by Progress for the properties were reviewed by GLJ to assist in the assignment of proven and probable reserves. GLJ has no responsibility to update its report for events and circumstances occurring subsequent to the date of its report.

Extent of Review

GLJ evaluated all of the Progress properties. Approximately 75 percent of Progress' corporate reserves and values were evaluated in full geological and engineering detail. The properties chosen for detailed evaluation were those with significant reserves and values or those with current development activities. The remaining properties had lesser reserves and little or no active development.

Review of Reserves by the Board of Directors

The Board of Directors has conducted certain due diligence in conjunction with its review of the Company's reserves for the year ended December 31, 2001. The Board of Directors met separately with both GLJ and the responsible Progress engineering staff. The Board of Directors and management of Progress recognize that ultimate responsibility for the reserves of the Company rests with management.

The practices followed by the Board of Directors intended to preserve the independence of the consulting engineers included the following:

(i) review management's recommendations for the appointment of the independent engineer; and
(ii) review the terms of the independent engineers' engagement and the appropriateness and reasonableness of the proposed fees.

The practices followed by the Board of Directors related to the independent reserve report included the following:

(i) review the scope and methodology of the independent engineers' evaluation;
(ii) review any significant new discoveries, additions, revisions and acquisitions;
(iii) review assumptions and consistency with prior years;
(iv) review any problems experienced by the independent engineer in preparing the reserve report, including any restrictions imposed by management or significant issues on which there was a disagreement with management; and
(v) review all public disclosure documents containing reserve information prior to its release, including, the annual report, the annual information form and management's discussion and analysis.

Summary of 2001 Reserves

At year end 2001, Progress's proven plus probable crude oil and natural gas liquids reserves decreased nine percent to 5.2 million barrels from 5.7 million barrels in 2000. Proven plus probable natural gas reserves decreased seven percent to 25.2 billion cubic feet from 27.0 billion cubic feet in 2000.


6,286
7,929
7,555
98
99
01

Reserves (BOE)
mboe (6:1)

Proven producing reserves for crude oil and NGL are 94 percent (89 percent in 2000) of total proven reserves and 72 percent (70 percent in 2000) of proven plus probable reserves. Probable oil and NGL reserves account for 23 percent (22 percent in 2000) of proven plus probable oil and NGL reserves.

For natural gas, proven producing reserves are 90 percent (77 percent in 2000) of total proven reserves and 77 percent of proven plus probable reserves (60 percent in 2000). Probable natural gas reserves account for 14 percent (22 percent in 2000) of proven plus probable natural gas reserves.

Reserve Reconciliation – Oil & NGL (mbbls)

	Proven Producing	Proven Non-Producing	Total Proven	Probable	Proven Plus Probable
December 31, 1999	n/a	n/a	3081.1	996.7	4077.9
Additions	n/a	n/a	1,348.0	261.0	1,609.0
Revisions	n/a	n/a	471.4	(13.0)	458.4
Reserve additions	n/a	n/a	1,819.4	248.1	2,067.4
Production	n/a	n/a	(476.0)	-	(476.0)
December 31, 2000	3,944.5	480.0	4,424.5	1,244.8	5,669.3
Extensions and discoveries	603.8	(46.1)	557.7	(130.7)	427.0
Technical revisions	(578.8)	(203.1)	(781.9)	(23.9)	(805.8)
Acquisitions	432.7	5.0	437.7	126.8	564.5
Dispositions	(4.9)	-	(4.9)	(2.5)	(7.4)
Reserve additions	452.8	(244.2)	208.6	(30.3)	178.3
Production	(675.0)	-	(675.0)	-	(675.0)
December 31, 2001	**3,722.3**	**235.9**	**3,958.1**	**1,214.5**	**5,172.6**

Reserve Reconciliation – Natural Gas (mmcf)

	Proven Producing	Proven Non-Producing	Total Proven	Probable	Proven Plus Probable
December 31, 1999	n/a	n/a	19,232	10,816	30,048
Additions	n/a	n/a	7,034	(2,921)	4,113
Revisions	n/a	n/a	(3,170)	(1,966)	(5,136)
Reserve additions	n/a	n/a	3,864	(4,887)	(1,023)
Production	n/a	n/a	(2,072)	-	(2,072)
December 31, 2000	16,096	4,929	21,025	5,929	26,954
Extensions and discoveries	3,064	176	3,240	665	3,905
Technical revisions	1,529	(3,730)	(2,201)	(3,057)	(5,258)
Acquisitions	1,339	743	2,082	35	2,117
Dispositions	-	-	-	-	-
Reserve additions	5,932	(2,811)	3,121	(2,357)	764
Production	(2,565)	-	(2,565)	-	(2,565)
December 31, 2001	**19,463**	**2,118**	**21,581**	**3,572**	**25,153**

Extensions and Discoveries

Development drilling was done in the Two Creek and Milo fields to increase recovery factors and to shift probable reserves to proven producing. There were also drilling additions in the Saskatchewan oil properties, Clarilaw and Bellegarde.

Technical Revisions

Revisions to prior periods were primarily the result of the selection of more conservative recovery factors on the Company's major properties, specifically in estimated gas cap and solution gas volumes at Two Creek, as well as lower recovery factors in various other properties.

Net Acquisitions and Dispositions

During 2002 the Company increased its working interest in its largest property, Two Creek from 80 to 100 percent through the acquisition of its partner's interest. Partner interests were also acquired at Steelman Unit #7 in Saskatchewan, increasing the Company's working interest in this operated oil property from 46 percent to 91 percent.

Reserve Life Index

The Company's reserve life index, based on the average 2001 production rate, is 5.9 years for proven and 7.7 years for proven plus probable crude oil and natural gas liquids reserves and 8.4 years for proven and 9.8 years for proven plus probable natural gas reserves.

	2001	2000	1999
Crude Oil & NGL			
Production *(mbbls)*	**675.0**	477.1	293.1
Proven reserves *(mbbls)*	**3,958**	4,425	3,081
Proven reserve life index *(years)*	**5.86**	9.28	10.51
Proven plus probable reserves *(mbbls)*	**5,173**	5,669	4,078
Proven plus probable reserve life index *(years)*	**7.66**	11.88	13.91
Natural Gas			
Production *(mmcf)*	**2,564.7**	2,092.7	1,381.0
Proven reserves *(mmcfcf)*	**21,581**	21,025	19,232
Proven reserve life index *(years)*	**8.42**	10.05	13.93
Proven plus probable reserves *(mmcfcf)*	**25,153**	26,954	30,048
Proven plus probable reserve life index *(years)*	**9.81**	12.88	21.75

Production Profile

Presented below is the GLJ reserve production profile for the Company.

The GLJ production profile does not account for the Company's planned exploratory activities for 2002 and beyond.

Production Profile


4,000
3,000
2,000
1,000
0
BOE PER DAY
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Total Proved
Total Proved Plus Probable

Present Value of Reserves

Revenue projections presented are based in part on forecasts of market prices, currency exchange rates, inflation, market demand and government policy which are subject to many uncertainties and may in future differ materially from forecasts utilized in these calculations. They do not deduct future general and administrative expenses or well and facility abandonment costs and assume the continuance of current laws and regulations. The discounted values presented do not necessarily represent fair market value of the reserves.

($ millions, before income taxes)

	2001				2000				1999			
Discount *(%)*	**0**	**10**	**12**	**15**	0	10	12	15	0	10	12	15
Proven												
- Producing	**102.5**	**69.9**	**65.9**	**60.7**	116.4	75.8	71.3	65.6	38.3	26.4	25.0	23.2
- Non producing	**8.0**	**5.6**	**5.2**	**4.8**	25.1	10.8	9.7	8.5	37.5	20.4	18.7	16.6
Total proven	**110.5**	**75.5**	**71.1**	**65.5**	141.5	86.6	81.0	74.1	75.8	46.8	43.7	39.8
Probable	**27.2**	**13.3**	**12.0**	**10.5**	36.3	21.2	19.6	17.6	29.3	16.1	14.7	13.0
Proven plus Probable	**137.7**	**88.8**	**83.1**	**76.0**	177.8	107.8	100.6	91.7	105.1	62.9	58.4	52.8

Yearly and Cumulative Net Operating Income

Total Proven - Undiscounted

Yearly and Cumulative Net Operating Income



25000
20000
15000
10000
5000
0
$ Thousand
120000
100000
80000
60000
40000
20000
0
$ Thousand
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Net Operating Income
Net Capital Investment
Cumulative Net Operating Income

* *Net of Capital investment required to produce proven non producing reesrves*

Net Future Capital Expenditures

The reserve report incorporates future capital expenditure requirements to bring proven non-producing and probable reserves on production as well as to maintain proven producing reserves.

Undiscounted *($ thousands)*	**2001**	2000	1999
Proven - producing	**212**	374	0
Proven - Non producing	**2,226**	1,364	1,432
Proven	**2,438**	1,738	1,432
Probable	**1,586**	4,637	4,182
Proven plus probable	**4,024**	6,375	5,614

Pricing Assumptions

The pricing forecast presented below, has been prepared by Gilbert Laustsen Jung Associates Ltd. as at January 1, 2002. The pricing presented for 2000 and 1999 were prepared by Paddock Lindstrom Associates Ltd. They have been utilized in determining the reserves and cash flow forecasts in this section.

	Crude Oil (1) (US $/bbl)			Crude Oil (2) (Cdn $/bbl)			Natural Gas (3) (Cdn $/mmbtu)		
Year	**2001**	2000	1999	**2001**	2000	1999	**2001**	2000	1999
1998	**14.43**			**20.09**			**2.02**		
1999	**19.24**			**27.35**			**2.91**		
2000	**30.20**		26.00	**44.33**		36.77	**5.01**		3.52
2001	**25.90**	27.00	21.00	**39.13**	39.91	29.00	**6.34**	7.35	3.35
2002	**20.00**	24.00	20.50	**30.75**	34.80	27.85	**4.30**	5.36	3.25
2003	**21.00**	23.00	20.91	**31.25**	32.78	28.00	**4.65**	4.89	3.15
2004	**21.00**	23.00	21.33	**30.50**	32.27	28.56	**4.70**	4.44	3.05
2005	**21.00**	23.46	21.75	**29.50**	32.43	29.13	**4.70**	4.45	3.11
2006	**21.25**	23.93	22.19	**29.50**	33.08	29.72	**4.70**	4.54	3.17
2007	**21.75**	24.41	22.63	**30.00**	33.74	30.31	**4.70**	4.63	3.23
2008	**22.00**	24.90	23.09	**30.50**	34.42	30.92	**4.70**	4.72	3.30
2009	**22.25**	25.39	23.55	**31.00**	35.11	31.53	**4.75**	4.82	3.36
2010	**22.50**	25.90	24.02	**31.50**	35.81	32.16	**4.80**	4.91	3.43
2011	**23.00**	26.42	24.50	**32.00**	36.52	32.81	**4.90**	5.01	3.50
2012	**23.25**	26.95	24.99	**32.50**	37.25	33.46	**4.95**	5.11	3.57
Thereafter	**+1.5%/yr**	+2.0%/yr	+2.0%/yr	**+1.5%/yr**	+2.0%/yr	+2.0%/yr	**+1.5%/yr**	+2.0%/yr	+2.0%/yr

(1) West Texas Intermediate at Cushing, Oklahoma
(2) Light Sweet at Edmonton, Alberta
(3) AECO-C Spot
Shaded: Figures represent actual prices

2001 Year End Reserves by Province

(at December 31, 2001)	Oil & NGL *(mbbls)*			Natural Gas *(bcf)*		
	Proven	Probable	Proven Plus Producing	Proven	Probable	Proven Plus Probable
Alberta	1,545	568	2,113	9.8	2.2	12.0
British Columbia	-	-	-	11.4	1.4	12.8
Saskatchewan	1,780	402	2,182	0.4	-	0.4
Manitoba	633	244	877	-	-	-
	3,958	1,214	5,172	21.6	3.6	25.2

Additional Disclosure on Reserves

For more disclosure on the Company's reserves see Summary of Estimated Reserves in the Annual Information Form.


119,516
80,092
61,349
98 99 01

Total Capitalization
($ Thousands)

CAPITALIZATION & FINANCIAL RESOURCES

The Company's total capitalization increased 49 percent to $119.5 million during 2001 with a market value of common shares representing 73 percent of total capitalization. Debt and working capital represented 15 percent of total capitalization, while site restoration and future income taxes accounted for 12 percent. The market value of the Company's common shares increased to $87.2 million as a result of increased outstanding shares and an increase in the Company's share price.

Total Market Capitalization

($ thousand except per share amounts)	**2001**	**%**	2000	%	1999	%
Common share outstanding	**22,087**		15,029		14,922	
Share price [1]	**3.95**		2.75		2.50	
Market value of common shares	**87,245**	**73**	41,330	52	37,305	61
Class B share outstanding *(thousands)*			1,170		1,171	
Share price [2]			4.80		3.25	
Market value of Class B share [2]			5,616	7	3,805	6
Total market capitalization	**87,245**	**73**	46,946	59	41,110	67
Working capital deficiency *(Surplus)*	**(562)**		5,517		2,951	
Bank debt	**17,976**		16,409		9,418	
Total debt	**17,414**	**15**	21,926	27	12,369	20
Site restoration and reclamation	**1,682**	**1**	847	1	334	1
Future incomes taxes	**13,175**	**11**	10,373	13	7,536	12
Total capitalization	**119,516**	**100**	80,092	100	61,349	100
Total debt to total capitalization *(%)*	**15**		27		20	

(1) Represents the last price of the year that the Common Shares traded on the CDNX.
(2) Represents the last price of the year that the Class B shares traded on the CDNX. During 2001 the Class B shares were converted to Common shares.

At December 31, 2001 the Company had outstanding on its credit facility approximately $18 million and had positive working capital of $0.56 million, totaling $17.4 of total net debt. This total debt level represents approximately 1.00 times 2001 cash flow form operations. The Company has a $35 million credit facility and is well positioned to execute its plans for 2002.



2.30
1.50
0.97
98
99
01

Debt To Trailing Cash Flow
(Times)

Key Debt Ratios

($ thousands)	**2001**	2000	1999
Working capital deficiency *(Surplus)*	**(562)**	5,517	2,951
Bank debt	**17,976**	16,409	9,418
Total debt	**17,414**	21,926	12,369
Debt to cash flow ratio			
Cash flow from operations	**17,916**	14,604	5,367
Total debt	**17,414**	21,926	12,369
Years cash flow to repay total debt - trailing	**0.97**	1.50	2.30
Asset coverage ratio			
Total assets	**81,935**	65,325	41,871
Total debt	**17,414**	21,926	12,369
Asset coverage	**4.71**	2.98	3.39
Total debt/equity ratio			
Total debt	**17,414**	21,926	12,369
Shareholders' equity	**40,964**	23,800	18,613
Total debt/equity	**0.43**	0.92	0.66

EMERGING ACCOUNTING ISSUES

The Company has reviewed the latest emerging accounting issues and determined that the only relevant issue that could impact the Company in 2002 is the Emerging Issues Committee ("EIC") position on Balance Sheet Classification of Callable Debt Obligations and Debt Obligations Expected to be Refinanced (EIC-122) ("the Abstract"). The general principal under the Abstract is that non-current classification of debt in a debtor's balance sheet should be based on facts existing at the balance sheet date rather than on expectations regarding future refinancing or renegotiations. If the creditor has at that date, or will have within one year from that date, the unilateral right to demand immediate payment of any portion or all of the debt under any provision of the debt agreement, the obligation should be classified as a current liability. It is recommended that the Abstract be applied prospectively and should be applied to financial statements for periods beginning on or after January 1, 2002. The Company's credit facility allows the bank debt to be classified as long term and hence the financial statements will not be impacted by the prospective application of this accounting treatment.

OUTLOOK AND PROSPECTS FOR FUTURE GROWTH

Progress remains confident of our ability to achieve success and future growth. The Company believes it can deliver base growth of 15 to 20 percent during 2002 from its internal exploration and development program inventory. This growth will be derived from a $12.3 million budgeted capital program approved by the Board of Directors. The 2002 internal program will consist of development activities on existing properties, creation of new exploratory prospects and the building of an inventory of exploitation opportunities on controlled lands.

The Company plans on capital expenditures beyond the budgeted levels focused on –

- Consolidating and on-trend acquisitions
- Opportunity driven new core acquisitions
- Significant exploratory partnerships that would be regionally complimentary to the Company's focused areas.

These expenditures are opportunity driven and will occur only if the Company is able to identify and execute on transactions that it deems to be economic and strategic.

2002 Capital Budget

($ million)	
Land and seismic	2.5
Drilling and completions	8.4
Equipment	1.4
Acquisitions and related exploitation	Yes – *Opportunity Driven*
Total	12.3

2002 Sensitivities *($ thousands)*	Cash Flow From Operations	Earnings
Impact on 2002:		
Change in West Texas Intermediate oil price by US$1.00 per barrel	1,000	625
Change in average field price of natural gas by Cdn$0.10 per mcf	230	145
Change in value of Cdn dollar compared to US dollar by Cdn$0.01	150	90
Change of 1% in prime interest rates	220	140

** Sensitivity calculations are based on the 2002 budget and assume a US dollar exchange rate of $1.5748.*

RISK ASSESSMENT

There are a number of risks facing participants in the Canadian oil and gas industry. Some of the risks are common to all businesses while others are specific to the sector. The following reviews the general and specific risks and includes Progress' approach to managing these risks.

Commodity Risks

Finding

Oil and gas exploration requires manpower and capital to generate and test exploration concepts. The eventual testing of a concept will not necessarily result in the discovery of economic reserves. Progress attempts to minimize finding risk by ensuring that:

- The majority of prospects have multi-zone potential.
- Activity is focused in core regions where expertise and experience is greatest.
- Number of wells drilled is large enough to increase the probability of statistical success rates.
- Working interests are targeted at over 60 percent in new prospects.
- Geophysical techniques are utilized where appropriate.

Investment Risk Profile

The Company's investment selection process is based on risk analysis to ensure capital expenditures balance the objectives of immediate cash flow growth (development activity) and future cash flow from the discovery of reserves (exploration). This careful prospect selection process can yield consistent and efficient results. The Company will focus its activity in core areas, allowing it to leverage off its experience and knowledge in these areas. The Company attempts to limit investment risk by maintaining a broad range of investment choices and by continually investing a portion of its annual budget to prospect generation for future years. The Company uses farm-outs to minimize risk on plays it considers higher risk.

Production

Beyond exploration risk, there is the potential that the Company's oil and natural gas reserves may not be economically produced at prevailing prices. Progress minimizes this risk by generating exploration prospects internally, targeting high quality products and attempting to operate the associated project. Operational control allows the Company to control costs, timing, method and sales of production. Production risk is also minimized by concentrating exploration efforts in regions where facilities and infrastructure are Progress-owned, or the Company can control the future development of new facilities and infrastructure.

Reserve Estimates

Estimates of economically recoverable oil and natural gas reserves (including natural gas liquids) and the future net cash flows they generate are based upon a number of variable factors and assumptions, such as commodity prices, projected production from the properties, the assumed effects of regulation by government agencies and future operating costs. All of these estimates may vary from actual results. Estimates of the recoverable oil and natural gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net revenues expected may vary. The Company's actual production, revenues, taxes, development and operating expenditures with respect to its reserves may vary from such estimates, and such variances could be material.

The Company's independent engineering firm, Gilbert Laustsen Jung Associates Ltd. ("GLJ"), uses a deterministic approach in the estimation of reserves. Reserves are assessed using a discrete value for each parameter in the calculation of reserves, such that the resultant reserve value is consistent with the certainty level associated with the reserve classification. Where deemed appropriate, risk modeling is utilized to determine reserve probability distributions. Regardless of which method is employed, the following definitions are followed by GLJ in their analysis:

- Proven Reserves: Those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservior which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

* Probable Reserves: Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

Financial and Liquidity Risks

Progress relies on various sources of funding to support its growing capital expenditure program:

* Internally generated cash flow provides the minimum level of funding on which the Company's annual capital expenditures program is based.
* Debt may be utilized to expand capital programs when it is deemed appropriate.
* New equity, if available and if on favorable terms, and be utilized to expand exploration programs.

Cash flow is influenced by factors, which the Company cannot control, such as commodity prices, the US/Cdn exchange rate, interest rates and changes to existing government regulations and tax policies. Should circumstances affect cash flow in a detrimental way, Progress would respond by increasing debt to within the Company's self-imposed debt guideline or reducing capital expenditures.

Environmental and Safety Risks

There are potential risks to the environment inherent in the business activities of the Company. The Board of Directors has reviewed and approved policies and procedures covering environmental risks, emergency response and employee safety. These policies and procedures are designed to protect and maintain the environment with respect to all corporate operations on behalf of shareholders, employees and the public at large. The Company mitigates environmental and safety risks by maintaining modern facilities, complying with all provincial and federal environmental and safety regulations and maintaining adequate insurance.

The Company has estimated future site restoration and abandonment costs will total $6.7 million and has recognized $0.8 million through increased depletion in 2001. The Company reviews its site restoration and abandonment obligations annually and adjusts its provision based on current costs.

Inflation Risks

Inflation risks subject the Company to potential erosion of product netbacks. For example, increasing domestic prices for oil and natural gas production equipment and services can inflate the costs of operations.

Supply of Service and Production Equipment

The supply of service and production equipment at competitive prices is critical to the ability to add reserves at a competitive cost and produce these reserves in an economic and timely fashion. In periods of increased activity these services and supplies can become difficult to obtain. The Company attempts to mitigate this risk by developing strong long term relationships with suppliers and contractors and maintains an appropriate inventory of production equipment.

Risk Management

The objectives of Progress' Risk Management Policy is to secure the capital program and cover debt payments by ensuring that budgeted cash flow levels are attained through the minimization of exposure to commodity price, foreign exchange and interest rate volatility. The objectives are achieved through the use of financial instruments or through fixed price contracts for the delivery of physical volumes. The program is subject to certain targets and guidelines as approved by the Board of Directors from time to time. Effective controls and procedures are in place to ensure that the mandate is followed.

Marketing Risks

Demand for crude oil and natural gas produced by the Company exists within Canada and the US, however, crude oil prices are affected by worldwide supply and demand fundamentals while natural gas prices are affected by North American supply and demand fundamentals. Demand for natural gas liquids is dictated predominantly by demand for petrochemicals in North American and off-shore markets. Progress mitigates the risks as follows:

- Crude oil production is generally of a high quality and hence not subject to adverse quality differentials.
- Natural gas is connected to mature pipeline infrastructure that operates with minimal interruptions.
- Exploration efforts target high quality oil and liquid rich natural gas reserves.
- Exploration efforts are concentrated in core regions where marketing expertise levels are highest. Marketing synergies can be achieved with the existing production base.
- Sale arrangements vary in term and pricing structure to develop a portfolio to minimize risk of exposure to any one market.
- Financial instruments are used where appropriate to manage commodity price volatility.

Technology Risks

The Company relies on information technology to manage its day to day operations and perform reporting obligations including the preparation of financial statements, reporting to joint partners and various governments in relation to payment of royalties and taxes.

FINANCIAL HIGHLIGHTS

($ thousands except per share amounts)	Three Months Ended 2001 March 31	June 30	Sept. 30	Dec 31	Annual 2001
Income Statement					
Petroleum and Natural Gas Sales	10,113	9,508	7,457	6,124	33,202
Cash Flow from Operations	5,372	4,682	3,954	3,908	17,916
Per Share - Basic	0.30	0.25	0.22	0.20	0.98
Per Share - Diluted	0.28	0.25	0.22	0.19	0.94
Net Earnings	2,635	2,450	1,061	(491)	5,655
Per Share - Basic	0.15	0.13	0.06	(0.03)	0.31
Per Share - Diluted	0.14	0.13	0.06	(0.02)	0.30
Balance Sheet					
Capital Spending					
Land Acquisitions and Retention	257	305	311	135	1,008
Geological and Geophysical	509	362	178	274	1,323
Drilling and Completions	4,724	1,297	3,705	2,176	11,902
Equipping and Facilities	1,788	362	1,360	706	4,216
Net Property Acquisitions *(Dispositions)*	(76)	187	1,315	5,519	6,945
Corporate Assets	5	3	-	17	25
	7,207	2,516	6,869	8,827	25,419
Total Debt					
Bank Debt	18,325	28,803	25,986	17,976	
Working Capital Deficiency *(Surplus)*	5,776	(6,895)	115	(562)	
	24,101	21,908	26,101	17,414	
Shareholders' Equity	26,095	28,545	28,355	40,964	
Common Share Information *(thousands except where otherwise stated)*					
Shares Outstanding at End of Period					
- Common	14,909	14,909	17,494	22,087	
- Class B Shares	1,170	1,170	-	-	
Weighted Average Shares Outstanding for the Period					
- Basic	18,063	18,402	17,734	19,170	
- Diluted	19,268	19,056	18,368	20,180	
Volume Traded During Quarter - CDNX	461	504	589	3,354	
Common Share Price ($) - CDNX					
- High	3.75	4.25	3.35	4.05	
- Low	2.45	3.30	2.49	2.30	
- Closing	3.75	3.35	2.49	3.95	

($ thousands except per share amounts)	Three Months Endend 2001 March 31	June 30	Sept. 30	Dec 31	Annual 2001

OPERATIONAL HIGHLIGHTS

	March 31	June 30	Sept. 30	Dec 31	Annual 2001
Production					
Natural Gas *(mcf/d)*	4,635	7,735	7.949	7,745	7,027
Crude Oil and Natural Gas Liquids *(bbls/d)*	1,895	1,728	1,831	1,943	1,849
Total *(BOE/d) (6:1)*	2,667	3,017	3,156	3,233	3,020
Total *(BOE/d) (10:1)*	2,358	2,502	2,626	2,717	2,551
Pricing					
Natural Gas *($/mcf)*	8.80	5.64	2.77	2.90	4.57
Crude Oil an Natural Gas Liquids *($/bbl)*	37.79	35.20	32.25	22.72	31.81
Selected Highlights *($BOE)*					
Weighted Average Sales Price	42.13	34.63	25.68	20.59	30.12
Royalties, net of ARTC	9.50	6.58	3.93	3.20	5.61
Production Expenses	4.68	4.65	4.53	4.60	4.61
Netbacks	27.94	23.40	17.22	12.79	19.90
General and Administrative	0.18	0.82	1.04	1.60	0.95
Depletion and Depreciation	8.11	8.35	8.82	10.67	9.05
Net Earnings	10.98	8.92	3.65	(1.65)	5.13
Gross Drilling Results					
Natural Gas	6	0	0	0	6
Crude Oil	2	0	8	3	13
Dry	3	0	1	0	4
	11	0	9	3	23
Success Rate *(%)*	73	-	89	100	83
Net Drilling Results					
Natural Gas	1.4	0	0	0	1.4
Crude Oil	1.1	0	5.4	2.8	9.3
Dry	0.8	0	1.0	0	1.8
	3.3	0	6.4	2.8	12.5
Success Rate *(%)*	76	-	84	100	86

Progress Energy Ltd.
1400, 440 – 2nd Avenue S.W.
Calgary, Alberta
T2P 5E9

Progress

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting (the "Meeting") of the Shareholders of Progress Energy Ltd. (the "Corporation") will be held in the Wildrose Room. Sheraton Suites Eau Claire, Calgary, Alberta on the 14th day of May, 2002 at the hour of ten o'clock in the morning (Calgary Time) for the following purposes:

1. To receive and consider the Audited Financial Statements of the Corporation for the fiscal year ended December 31, 2001 together with the Auditors' Report thereon;

2. To fix the number of directors to be elected at six members;

3. To elect six directors for the ensuing year;

4. To appoint auditors for the ensuing year and authorize the directors to fix their remuneration;

5. To consider, and if thought fit, to pass an ordinary resolution to approve a new stock option plan, pursuant to which options to acquire up to 2,258,490 Common Shares will be issuable; and

6. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The date for determination of the Shareholders entitled to receive Notice of the Meeting and vote shall be holders of common shares of the Corporation of record at the close of business on April 3, 2002.

SHAREHOLDERS OF THE CORPORATION WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED FORM OF PROXY AND TO MAIL IT TO OR DEPOSIT IT WITH COMPUTERSHARE TRUST COMPANY OF CANADA, SUITE 600, 530 – 8TH AVENUE S.W., CALGARY, ALBERTA T2P 3S8, ATTENTION: STOCK TRANSFER SERVICES. IN ORDER TO BE VALID AND ACTED UPON AT THE MEETING, FORMS OF PROXY MUST BE RETURNED TO THE AFORESAID ADDRESS NOT LATER THAN 4:30 P.M. (CALGARY TIME) ON THE SECOND LAST BUSINESS DAY PRECEDING THE DATE OF THE MEETING OR ANY ADJOURNMENT THEREOF.

SHAREHOLDERS ARE CAUTIONED THAT THE USE OF THE MAIL TO TRANSMIT PROXIES IS AT EACH SHAREHOLDER'S RISK.

A Management Proxy Circular relating to the business to be conducted at the Meeting, an Annual report containing the audited financial statements of the Corporation for the fiscal year ended December 31, 2001, together with an Instrument of Proxy, accompany this Notice.

DATED at the City of Calgary, in the Province of Alberta, this 7th day of March, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Steven A. Allaire
Corporate Secretary

Progress Energy Ltd.
1400, 440 -2nd Avenue S.W.
Calgary, Alberta
T2P 5E9

Progress

INFORMATION CIRCULAR

for the Annual and Special Meeting of Shareholders to be held on May 14, 2002

March 7, 2002

Management Solicitation

This information circular - proxy statement (the "Circular") is furnished in connection with the solicitation of proxies by the management of Progress Energy Ltd. (the "Corporation") for use at the annual and special meeting (the "Meeting") of the Shareholders of the Corporation (sometimes referred to as "shareholder") to be held at the Wildrose Room. Sheraton Suites Eau Claire, Calgary, Alberta on the 14th day of May, 2002 at the hour of ten o'clock in the morning (Calgary Time), and any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of the Meeting. This solicitation of proxies is made by management of the Corporation for use at the Meeting. All the costs of this solicitation will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as of March 7, 2001.

Completion and Voting of Proxies

The form of proxy affords the shareholders or intermediaries an opportunity to specify that the shares registered in their name shall be voted for or against or withheld from voting in respect of elections of directors, the appointment of auditors, including a resolution authorizing the directors to fix the remuneration of the auditors and on certain matters relating to the stock option plan of the Corporation.

The persons named in the accompanying proxy are directors or senior officers of the Corporation.

REGISTERED SHAREHOLDERS OR INTERMEDIARIES HOLDING SHARES ON BEHALF OF UNREGISTERED SHAREHOLDERS HAVE THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING, OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED, OR COMPLETE ANOTHER PROXY.

A shareholder or intermediary may indicate the manner in which the persons named in the enclosed proxy are to vote with respect to any matter by checking the appropriate space. On any poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the proxy. If the shareholder or intermediary wishes to confer a discretionary authority with respect to any matter, the space should be left blank. IN SUCH INSTANCE, THE NOMINEE, IF ONE IS PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.

The enclosed proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting.

Management knows of no matters to come before the Meeting other than matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxies in favour of management nominees will be voted on such matters in accordance with the best judgement of the management nominees.

The proxy must be dated and signed by the registered shareholder or by his attorney authorized in writing or by the intermediary. If the proxy is not dated it will be deemed to bear the date on which it was mailed by management of the Corporation. In the case of a corporation, the proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation with proof of authority accompanying the proxy.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH COMPUTERSHARE TRUST COMPANY, SUITE 600, 530 - 8TH AVENUE S.W., CALGARY, ALBERTA, T2P 3S8 NOT LATER THAN 4:30 P.M. (CALGARY TIME) ON THE SECOND LAST BUSINESS DAY PRECEDING THE DATE OF THE MEETING OR ANY ADJOURNMENT THEREOF OR DEPOSITED WITH THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING BEFORE THE COMMENCEMENT OF THE MEETING.

Revocation of Proxies

A shareholder or intermediary who has given a proxy may revoke it at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, or if the shareholder is a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Corporation at 1400, 440 - 2nd Avenue, S.W., Calgary, Alberta, T2P 5E9 prior to the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or deposited with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof before the commencement of such meeting and upon either of such deposits the proxy is revoked.

Exercise of Discretion by Proxyholder

The proxyholder named in the enclosed form of proxy will, on a poll if the instructions are certain, vote the shares in respect of which they are so appointed in accordance with the direction of the shareholder appointing him. IN THE ABSENCE OF ANY SUCH DIRECTION, SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.

The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting unless revoked by the shareholder as provided herein. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters which are to be presented for consideration at the Meeting.

Beneficial Holder of Shares

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of the shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will more likely be registered under the name of the broker or an agent of a broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., (the registration name for The Canadian Depository of Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholders. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The Corporation does not know for whose benefit the shares registered in the name of CDS & Co. are held. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for purposes of voting the shares in person or by way of proxy, except as set out below.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to the Independent Investor Communications Corporation. The Independent Investor Communications Corporation mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternately, you can call their toll-free telephone number to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. If you receive a voting instruction form from Independent Investor Communications Corporation it cannot be used as a proxy to vote shares directly at the meeting as the proxy must be returned to Independent Investor Communications Corporation well in advance of the meeting in order to have the shares voted.

IF YOU ARE A BENEFICIAL SHAREHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

Record Date

Any shareholder of record at the close of business on April 3, 2002 who either personally attends the Meeting or has completed and delivered a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have his shares voted at the Meeting or any adjournment or adjournments thereof. To the extent that registered shareholders have transferred the ownership of any shares subsequent to April 3, 2002 and the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that they own the shares and demands, not later than 10 days before the Meeting, that their name be included on the shareholder list before the Meeting in which case the transferee shall be entitled to vote their shares at the Meeting.

Principal Holders of Shares and Voting Rights

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class B common shares. As at March 7, 2002 there were 22,584,898 common shares issued and outstanding. Each common share is fully paid and non-assessable and carries the right to one vote on any ballot that may be called for at a meeting of shareholders.

To the knowledge of the directors and senior officers of the Corporation, the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation:

Name and Municipality of Residence	Number of Common Shares(1)	Percentage of Common Shares Outstanding
ARC Canadian Energy Venture Fund 2 Calgary, Alberta	3,620,000	16.03%
Gary E. Perron Calgary, Alberta	2,705,767	11.98%

(1) This information, not being within the knowledge of the Corporation, has been furnished by the persons listed above. An affiliate of ARC Financial Corporation is the manager of ARC Canadian Venture Fund 2.

BUSINESS OF THE MEETING

Election of Directors

The directors of the Corporation are elected annually and hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed. **It is intended that on any poll or ballot that may be called for relating to the election of directors, the shares represented by proxies in favour of management nominees will be voted for the election of such persons as directors of the Corporation, unless a shareholder has specified in his proxy that his shares are to be withheld from voting on the election of directors.** Management does not contemplate that any of the nominees will be unable to serve as a director. The Corporation has not received notice of, and management is not aware of, any proposed nominees in addition to those named.

The following persons are proposed to be nominated by Management for election as directors at the Meeting:

Name, Municipality of Residence and Office or Position (1)	Position Presently Held	Principal Occupation	Director Since	Common Shares Beneficially Owned, Controlled or Directed
John M. Stewart(2)(4) Calgary, Alberta	Chairman of the Corporation and Director	Vice-Chairman, ARC Financial Corporation	November, 2000	Nil(4)
David D. Johnson Calgary, Alberta	President, Chief Executive Officer of the Corporation and Director	President of the Corporation, prior thereto was President of Calpine Canada and from June 1993 to April 2001 was President & Chief Executive Officer of Encal Energy Ltd.	November, 2001	791,692 (5)
John A. Brussa(2) Calgary, Alberta	Director	Partner, Burnet Duckworth & Palmer LLP	November, 2000	43,322
Frederic C. Coles Calgary, Alberta	Director	Independent Businessman, prior to March, 2002 was Executive Chairman, Applied Terravision Systems Inc. (a software development company)	March, 2002	Nil
Gary E. Perron(2)(3) Calgary, Alberta	Director	Vice-President and Managing Director, BMO Nesbitt Burns Inc.	November, 1997	2,705,767
Terrance D. Svarich(3) Calgary, Alberta	Director	President, Devsun Limited, (a private investment company) and from April 1999 to June 2000 was President, Quintana Minerals Canada Corp. prior thereto was President, Ocean Energy Resources Canada Ltd.	July, 2001	111,610

(1) The information on residence, principal occupation and shares beneficially owned not within the knowledge of the management of the Corporation has been furnished by the respective nominees.

(2) Member of the Audit Committee

(3) Member of the Compensation Committee

(4) Mr. Stewart is a senior officer of ARC Financial Corporation, which company is manager of ARC Canadian Venture Fund 2. This fund owns 3,620,000 common shares.

(5) Mr. Johnson also holds 791,692 common share warrants exercisable at a price of $2.65 per share on or after November 5, 2002 and that expire on November 5, 2004.

Pursuant to subsection 165(2) of the Business Corporations Act (Alberta), the Corporation is required to have an audit committee comprised of not fewer than three directors, a majority of whom are not officers or employees of the

Corporation or any of its affiliates. The members of the audit committee are Messrs. G. Perron, J. Stewart and J.Brussa. The Corporation does not have an executive committee, however it does have a compensation committee. See "Corporate Governance Compensation Committee".

Each of Messrs. J. Brussa, G. Perron and J. Stewart were elected to the present term of office by a vote of shareholders of the Corporation at a meeting of shareholders, the notice of which was accompanied by an information circular. Each of Messrs. D. Johnson, T. Svarich and F. Coles were nominated and elected to the present term of office by a vote of the Board of Directors of the Corporation during the year 2001 and 2002.

Financial Statements

The audited financial statements of the Corporation for the twelve months ended December 31, 2001 and the auditors' report thereon accompanying this Circular will be placed before the Meeting.

Appointment of Auditors

KPMG LLP, Chartered Accountants, of 1200, 205 – 5th Avenue S.W., Calgary, Alberta, will be nominated at the Meeting for reappointment as auditors of the Corporation until the next annual general meeting of the shareholders or until their successors are duly elected or appointed, and at remuneration to be fixed by the directors. Such fees are based upon the complexity of the matters in question and the time incurred by the auditors.

Stock Option Resolution

At the Meeting, shareholders will be asked to consider and, if thought fit, to pass, with or without variation, an ordinary resolution approving a new stock option plan (the "2002 Plan") for directors, officers, employees and consultants of the Corporation or any subsidiaries of the Corporation (the "Stock Option Resolution"), which will replace the existing stock option plan of the Corporation (the "Existing Plan").

The 2002 Plan provides for the issuance of up to 2,258,490 Common Shares, which will be reduced by any Common Shares reserved for issuance pursuant to options currently outstanding pursuant to the Existing Plan. The complete text of the 2002 Plan is attached to this information circular. See paragraph 1, below, for an example of the number of Common Shares that would presently be available for issuance under the New Plan.

Key provisions of the 2002 Plan include:

1. 2,258,490 Common Shares will be issuable under the 2002 Plan. As 1,647,000 Common Shares are issuable under outstanding options, the Corporation will be entitled to issue options to acquire up to a further 611,490 Common Shares;

2. vesting of stock options shall be determined by the Board;

3. the aggregate number of Common Shares issued to insiders pursuant to the 2002 Plan and all other share compensation arrangements of the Corporation, within a one year period, shall not exceed 10% of the outstanding Common Shares (on a non-diluted basis);

4. the aggregate number of Common Shares issued to any one insider and such insider's associates pursuant to the 2002 Plan and all other share compensation arrangements of the Corporation, within a one year period, shall not exceed 5% of the outstanding Common Shares (on a non-diluted basis);

5. no options shall be granted to non-employee directors at any time that non-employee directors, in aggregate, hold options entitling them to acquire more than that number of Common Shares which is equal to 2% of the then outstanding Common Shares (excluding options granted to a non-employee director when he was an employee of the Corporation).

At the Meeting, the following Stock Option Resolution will be presented:

"BE IT RESOLVED, as an ordinary resolution of the shareholders of Progress Energy Ltd. (the "Corporation"), that:

1. the 2002 Stock Option Plan of the Corporation, as described in the information circular - proxy statement of the Corporation dated March 7, 2002 (the "Information Circular"), pursuant to which, subject to certain restrictions, up to 2,258,490 Common Shares are issuable under option, is hereby approved and adopted; and

2. any one officer or director of the Corporation be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolutions.

The foregoing resolution must be approved by a simple majority of votes cast by shareholders who vote in person or by proxy at the Meeting in respect of this resolution.

Particulars of Other Matters to be Acted Upon

The Corporation will consider and transact such other business as may properly come before the Meeting or any adjournment. The Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should other matters properly come before the Meeting, the common shares represented by the proxy will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation is substantially aligned with the guidelines recommended by the TSE for effective corporate governance. The Corporation does not have a nominating committee for the purposes of proposing new nominees to the Board, but instead, the entire board proposes nominees.

The Board of Directors

The Board of Directors is responsible for ensuring that the business affairs of the Corporation are managed properly to protect and enhance shareholder value. The roles and responsibilities of the Board are clearly defined in its adopted terms of reference for the Board of Directors. In discharging its responsibility of stewardship, the Board oversees the following:

- strategic plan, operating plan, capital and exploration budget and financial goals;
- implementation of management systems to identify and manage the principal risks of the Corporation's business;
- review of annual succession plan for the President and management development;
- shareholder communications; and
- the integrity of the Corporation's internal control systems.

The Board is composed of six directors. Five of the directors are unrelated to the Corporation, as defined in the TSE guidelines. The guidelines define an unrelated director as a director who is "independent of management and is free from any interest and any business or other relationships which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding". The related director is the President and Chief Executive Officer, Mr. David D. Johnson. The non-executive Chairman of the Board, Mr. John Stewart, is independent of management. Mr. Brussa is a partner of the law firm Burnet, Duckworth & Palmer LLP which provides legal services to the Company.

Although the TSE Guidelines suggest that every company should appoint a committee of directors to propose new nominees to the board, the Board of Directors of the Corporation, as a whole, proposes nominees to join the board. The Corporation provides orientation to new directors on an *ad hoc* basis upon a new director being invited to join the Board of Directors based upon the directors' background and knowledge of the Corporations operations. The Board of Directors periodically assesses the effectiveness of the board, its committees and the individual directors. The Board has also reviewed its size in order to ensure its effectiveness and this year has expanded the slate of directors by one member.

The Board, as a whole, takes responsibility for assessing the effectiveness of corporate governance rather than forming a sub-committee to deal with the issue separately and to that end has defined principles under which it conducts itself. The Board reviews its compensation annually and has historically made amendments when deemed necessary. Individual directors may engage outside advisors, at the Corporation's expense, in appropriate circumstances.

The Board acts independently of management and expects management to manage the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Corporation's long-term plans, meet performance goals and objectives and to provide reports on the financial and operating performance of the Corporation at each quarterly Board meeting.

Appropriate limits for authority and responsibilities are in place and clear to all involved within the Corporation so as to ensure activities and decisions have full support of the Board. The Corporation has clearly defined terms of reference for both the Chairman of the Board and the President and Chief Executive Officer. Major acquisitions and dispositions, major financing transactions involving the issuance of shares, debt or other securities, major banking relationships, long-term contracts with significant cumulative financial commitments, appointment of officers, benefit plans, stock option plans, granting of stock options and succession planning are all subject to Board approval or a sub committee thereof.

The Board of Directors receives updates on financial and operating results (including actual versus budget or forecast), risk management status and human resources activity. Quarterly meetings are held to review progress and operations throughout the year and to review and approve the quarterly financial statements to be sent to shareholders. These quarterly meetings also include updates on, among other things, current year forecast, risk management, environment and safety and investor relations. The Board also has a regularly scheduled annual meeting where the Corporation's budget is approved. The Board held nine meetings during 2001. The Chief Executive Officer interacts regularly with the other members of the Board to ensure activities and results match expectations.

Senior management communicates regularly with shareholders, institutional investors and the financial community. Inquiries from shareholders and the public receive a response from senior management. The Board is updated regularly as to investor relations. The Board also approves all public disclosure documents.

Board Committees

The Board has two committees; the Audit Committee and the Compensation Committee, all members of whom are outside directors and unrelated to the Corporation. The Board has accepted overall responsibility for health, safety and environment, reserves, corporate governance and nomination and no separate committees have been established to deal with these issues.

Audit Committee

The members of the Audit Committee are: Gary Perron (Chairman), John Brussa and John Stewart. In 2001, the Audit Committee met three times. The committee's mandate includes:

- reviewing the annual audited financial statements and the Auditors' Report thereon prior to submission to the Board for approval;
- reviewing the quarterly financial statements prior to submission to the Board for approval;
- reviewing the scope of external and internal audits;
- reviewing and discussing accounting and reporting policies and changes in accounting principles;
- reviewing the Corporation's internal control systems and procedures; and
- meeting with the external auditors independently of management of the Corporation.

Compensation Committee

The members of the Compensation Committee are: Gary Perron and Terrance Svarich. In 2001, the Compensation Committee met once. The committee's mandate includes:

- determining compensation and terms of employment for senior executives, including the granting of stock options and incentive programs;
- approving pension and benefit plans of the Corporation; and
- assessing, at least annually, the compensation and terms of employment of the President and Chief Executive Officer.

Reserves

The reserves of the Corporation are reviewed by the entire Board of Directors. The Board's mandate with respect to reserves includes:

- reviewing management's recommendations for the appointment of the independent engineer;
- reviewing the terms of the independent engineers' engagement and the appropriateness and reasonableness of the proposed fees;
- reviewing the scope and methodology of the independent engineers' evaluation;
- reviewing any significant new discoveries, additions, revisions and acquisitions;
- reviewing assumptions and consistency with prior years;
- reviewing any problems experienced by the independent engineer in preparing the reserve report, including any restrictions imposed by management or significant issues on which there was a disagreement with management; and
- reviewing all public disclosure documents containing reserve information prior to its release, including, the annual report, the annual information form and management's discussion and analysis.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long-term compensation for services in all capacities to the Corporation for the last three fiscal years ended December 31 in respect of each of the individuals who were, at December 31, 2001, the Chief Executive Officer, and the other four most highly compensated executive officers of the Corporation (the "named executive officers"):

Summary Compensation Table

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	Year	Salary (\$)	Bonus (\$)	Other Annual Compensation (\$)	Securities Under Options/SARS Granted (#)	All Other Compensation[2] (\$)
David D. Johnson, President & Chief Executive Officer [1]	2001	22,159	Nil	Nil	400,000/Nil	Nil
Kenneth J. Bowie, Former President & Chief Executive Officer [3]	2001	113,025	18,000	Nil	Nil/Nil	115,000 [3]
	2000	107,100	15,000	Nil	75,000/Nil	Nil
	1999	99,960	Nil	Nil	25,000/Nil	Nil
Steven A. Allaire, Vice President Finance & Chief Financial Officer[1]	2001	18,466	Nil	Nil	200,000/Nil	Nil
Michael R. Culbert, Vice President Marketing & Business Development [1]	2001	18,466	Nil	Nil	200,000/Nil	Nil
Edward J. Kalthoff, Vice President Land [1]	2001	108,375	42,000	Nil	35,000/Nil	Nil
	2000	57,631	Nil	Nil	130,000/Nil	Nil
John D. Keating, Former Vice President Exploration [4]	2001	113,025	13,000	Nil	Nil/Nil	Nil
	2000	107,100	15,000	Nil	75,000/Nil	Nil
	1999	99,960	Nil	Nil	25,000/Nil	Nil

(1) Messrs. Johnson, Allaire and Culbert commenced their employment at Progress Energy Ltd. on November 8, 2001. Mr. Kalthoff commenced his employment on June 12, 2000.

(2) Perquisites and other personal benefits consist of parking and standard medical, dental and life insurance coverage and do not exceed the lesser of \$50,000 and 10% of the total annual salary and bonus of the named executive officers for the period indicated.

(3) Mr. Bowie resigned his position on November 5, 2001. Pursuant to his employment agreement Mr. Bowie was entitled to severance due to the change in responsibilities.

(4) Mr. Keating resigned his position on February 5, 2002

Option Grants During the Most Recently Completed Financial Year

The following table sets forth information in respect to options granted to the Named Executive Officers during the most recently completed financial year.

Name	Securities Under Options Granted	% of Total Options Granted in Year	Exercise Price (\$/Share)	Market Value of Shares on the Date of Grant (\$/Share)	Expiry Date [1]
David D. Johnson	400,000	36.11%	\$2.40	\$2.40	November 5, 2006
Steven A. Allaire	200,000	18.05%	\$2.40	\$2.40	November 5, 2006
Michael R. Culbert	200,000	18.05%	\$2.40	\$2.40	November 5, 2006
Edward J. Kaltoff	35,000	3.16%	\$3.55	\$3.55	December 19, 2006

(1) The options granted during the year vest at the rate of 25% per year beginning on the first anniversary of the date of the grant and expire five years from the date of grant.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-end Option Values

Name	Securities Acquired on Exercise [(1)]	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at Financial Year-End [(2)] Exercisable/Unexercisable ($)
David D. Johnson	Nil	Nil	0/400,000	0/620,000
Kenneth J. Bowie	200,000	453,250	0/0	0/0
Steven A. Allaire	Nil	Nil	0/200,000	0/310,000
Michael R. Culbert	Nil	Nil	0/200,000	0/310,000
Edward J. Kaltoff	Nil	Nil	81,250/83,750	101,562/74,938
John D. Keating	Nil	Nil	187,500/12,500	517,250/26,000

(1) Number of common shares of the Corporation acquired on the exercise of stock options.
(2) Value of unexercised in-the-money options is calculated using the closing price of the common shares of the Corporation on the CDNX on December 31, 2001 less the exercise price of all in-the-money stock options. The closing price of the Corporation's common shares on the CDNX on December 31, 2001 was $3.95.

Employment Agreements

The current named executive officers have employment agreements from the Corporation to compensate them in the event of the termination of employment due to, termination for any reason that does not constitute just cause, a change of control, a change in responsibilities or death during the term of the agreement. Under the terms of the agreements all unvested options would become fully vested and the compensation to be received would be one times the then annual salary of the named executive officer. A change of control is defined as an acquisition of more than 30% of the outstanding shares.

Report on Executive Compensation

Compensation Committee

The Compensation Committee of the Board of Directors (the "Committee") exercises general responsibility regarding overall employee and executive officer compensation. It determines, subject to Board approval, the total compensation of the President and other executives. The Committee meets with, subject to Board approval, management to review its recommendations on salaries of other employees. The Compensation Committee is comprised of Messrs. Gary Perron and Terrance Svarich.

The purposes of the Corporation's executive compensation policy is to attract and retain individuals of high calibre to serve as executive officers and employees of the Corporation, to motivate their performance in order to achieve the Corporation's strategic objectives, and to align the interests of executive officers and employees with the long-term interests of the shareholders of the Corporation. The Corporation's primary policy is to reward strong performance and, accordingly, performance of the Corporation and of the President and Chief Executive Officer are examined by the Committee.

Compensation Committee Report on Compensation

The Compensation Committee of the Board of Directors has prepared a report detailing the philosophy underlying the current executive compensation arrangements. The report covers the period ending December 31, 2001. The material that follows is the Board of Directors' Report on Executive Compensation.

The Compensation Committee has established the following policy with regards to executive compensation:

(1) The Corporation shall provide compensation that is competitive with a comparative group of Canadian oil and gas companies.

(2) Compensation shall be provided in three basic forms: salary and bonuses, employee benefits (which consists primarily of medical, dental and life insurance) and stock options.
(3) Salary compensation shall be dependent on individual performance and career progression, corporate results, general economic factors (e.g., inflation) and competitive survey information.
(4) The Corporation shall from time to time grant stock options to executive officers to provide incentive compensation based on the performance of the Corporation. These options shall be granted as determined by the Compensation Committee.

The purpose of the Corporation's executive compensation program is to provide compensation which is competitive, acknowledges each individual's unique contribution, provides an element of long-term security through the employee benefits program and provides the potential of significant rewards for group performance through the stock option program.

The compensation of the President and Chief Executive Officer of the Corporation for the year ending December 31, 2001 was based on his experience, personal performance and track record in the industry and external competitive and economic factors.

Submitted by the Compensation Committee:

Mr. Gary Perron and Mr. Terrance Svarich

PERFORMANCE GRAPH

The chart below compares the cumulative total shareholder return on the Company's common shares (see Notes (1) below) with the cumulative total shareholder return of the TSE Composite Index, the TSE Oil & Gas Index and the TSE Oil & Gas Producers Sub-Group Index for the four year period commencing January 31, 1998 and ending December 31, 2001 (see Note (4) below).

Shareholder Return Performance Graph
Comparison of Three Years Cumulative Return on Common Shares of the Corporation with the TSE Composite, TSE Oil & Gas Group and TSE Oil & Gas Producers Sub-Group Indices


250
200
150
100
50
Jan 1998
Dec 1998
1999
2000
2001
TSE Oil & Gas Group Index
TSE Oil & Gas Producers Sub-Group Index
TSE 300 Composite Index
Progress Energy Ltd.

	Jan 1998	Dec 1998	1999	2000	2001
TSE Composite Index	100	98	129	139	121
TSE Oil & Gas Group Index	100	70	90	132	141
TSE Oil & Gas Producers Sub-Group Index	100	69	85	124	128
Progress Energy Ltd.	100	150	125	138	198

(1) Assumes that the initial value of the investment in the Corporation's common shares, in the TSE Composite Index, the TSE Oil & Gas Group Index and the TSE Oil & Gas Producers Sub-Group Index was $100 on January 31, 1998 and that all subsequent dividends were reinvested. The Corporation has not paid dividends on its common shares during the period covered by this graph

(2) All prices for the Corporation's common shares were taken from the CDNX records of the applicable period.

(3) The Corporation's shares began trading on the CDNX in January, 1998. The table above starts with a short stub period to attempt to capture the longest period of share performance as possible.

(4) The Corporation's common shares began trading on the TSE on March 28, 2002 and prior thereto the common shares traded on the CDNX. The share price performance presented above represents the Corporation's trading on the CDNX for the years presented.

COMPENSATION OF DIRECTORS

The directors of the Corporation have not received any compensation for acting as directors of the Corporation, but they are entitled to reimbursement of out-of-pocket expenses for attendance at meetings of the Board and committees of the Board. In lieu thereof, the directors participate in the stock option plan. During the year Mr. Stewart and Mr. Brussa were each granted 46,000 options exercisable at $2.82 per share and Mr. Svarich was granted 40,000 options exercisable at $2.80 per share. These options have a five year term and vest over a four year period at 25 percent per year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the insiders or proposed nominees for election as directors of the Corporation, nor any associate or affiliate of such person or company, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last financial year, or in any proposed transaction, or in any transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

In November 2001 the Corporation completed a $3.2 million private placement to the new members of the management team consisting of 553,498 common share units at a price of $2.43 per share and 700,000 flow-through common shares at $2.65 per share. The common and flow-through units each consisted of one common share and one common share warrant. Each warrant is exercisable for one common share at $2.65 per share after one year and for a period of three years after the date of issue.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting, other than as disclosed herein.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since the beginning of the last completed financial year of the Corporation, no directors, senior officers, proposed nominees for election as directors of the Corporation or any associate or affiliate of any such person has been indebted at any time to the Corporation.

ADDITIONAL INFORMATION

Copies of this Circular, the Annual Report which contains the comparative financial statements of the Corporation for the year ended December 31, 2001, any interim financial statements of the Corporation relating to that year and the Corporation's Annual Information Form for the fiscal year ended December 31, 2001, as filed with the appropriate Canadian securities commissions, may be obtained without charge by contacting the Corporation at Progress Energy Ltd., 1400, 440 – 2nd Avenue S.W., Calgary, Alberta, Canada T2P 5E9 Attention: Steven A. Allaire, or by e-mail at ir@progressenergy.com. This information is also accessible on the Corporation's web site www.progressenergy.com.

OTHER MATTERS

Management of the Corporation knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying Proxy will be voted on such matters in accordance with the best judgement of the person or persons voting the proxy.

BOARD APPROVAL

The contents and distribution of this information circular have been approved in substance by the Board of Directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a natural fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Date: March 7, 2001

David D. Johnson
President and Chief Executive Officer

Steven A. Allaire
Vice-President, Finance and
Chief Financial Officer and Corporate Secretary

APPENDIX A

2002 STOCK OPTION PLAN

PROGRESS ENERGY LTD.
2002 STOCK OPTION PLAN

1. **Purpose of the Plan**

The purpose of the Plan is to provide certain directors, officers and key employees and consultants of the Corporation or a Subsidiary with an opportunity to purchase Common Shares and to benefit from the appreciation thereof. This will provide an increased incentive for these directors, officers, key employees and consultants to contribute to the future success and prosperity of the Corporation, thus enhancing the value of the Common Shares for the benefit of all the shareholders and increasing the ability of the Corporation to attract and retain individuals of exceptional skill.

2. **Defined Terms**

Where used herein, the following terms shall have the following meanings, respectively:

2.1 "Board" means the board of directors of the Corporation;

2.2 "Common Shares" means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 6 hereof, such other Common Shares to which a Participant may be entitled upon the exercise of an Option as a result of such adjustment;

2.3 "Corporation" means Progress Energy Ltd., and includes any successor corporation thereof;

2.4 "Exchange" means The Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on The Toronto Stock Exchange, on such stock exchange in Canada on which such shares are listed and posted for trading as may be selected for such purpose by the Board;

2.5 "Insider" means an insider as defined in subsection 1(i) of the *Securities Act* (Alberta) and includes an associate, as defined in subsection 1(a.1) of the *Securities Act* (Alberta), as such provisions are from time to time amended, varied or re-enacted, of any insider;

2.6 "Market Price" per Common Share at any date shall be the closing price of the Common Shares on the Exchange (or, if the Common Shares are not then listed and posted for trading on the Exchange, on such stock exchange in Canada on which such shares are listed and posted for trading as may be selected for such purpose by the Board) on the trading day immediately preceding the date on which the Option is granted. In the event that the Common Shares are not listed and posted for trading on any stock exchange in Canada, the Market Price shall be determined by the Board in its sole discretion;

2.7 "Option" means an option to purchase Common Shares granted by the Board to certain directors, officers, key employees or consultants of the Corporation or a Subsidiary, subject to the provisions contained herein;

2.8 "Option Price" means the price per share at which Common Shares may be purchased under the Option, as the same may be adjusted in accordance with Articles 4 and 6 hereof;

2.9 "Participants" means certain directors, officers, key employees or consultants of the Corporation or a Subsidiary to whom Options are granted and which Options or a portion thereof remain unexercised;

2.10 "Plan" means the stock option plan of the Corporation, as the same may be amended or varied from time to time; and

2.11 "Subsidiary" means a person or company considered to be a subsidiary entity of another person or company as described in clause 1.2(3) of Ontario Securities Commission's Rule 45-501.

3. **<u>Administration of the Plan</u>**

3.1 The Plan shall be administered by the Board. The Corporation shall effect the grant of Options under the Plan, in accordance with determinations made by the Board pursuant to the provisions of the Plan as to:

(a) the directors, officers, key employees and consultants of the Corporation and, if applicable, any Subsidiaries to whom Options will be granted; and

(b) the number of Common Shares which shall be the subject of each Option;

by the execution and delivery of instruments in writing in form approved by the Board.

3.2 The Board may, from time to time, adopt such rules and regulations for administering the Plan as it may deem proper and in the best interests of the Corporation and may, subject to applicable law, delegate its powers hereunder to administer the Plan to a committee of the Board.

4. **<u>Granting of Option</u>**

4.1 The Board from time to time shall grant Options to certain directors, officers, key employees and consultants of the Corporation or a Subsidiary. The grant of Options will be subject to the conditions contained herein and may be subject to additional conditions determined by the Board from time to time.

4.2 The aggregate number of Common Shares that may be issued pursuant to the exercise of Options awarded under the Plan is 2,258,490 Common Shares and, subject to adjustment as provided in section 6 and subject to the following limitations:

(a) the aggregate number of Common Shares reserved for issuance to any one person under the Plan, together with all other share compensation arrangements of the Corporation, must not exceed 5% of the outstanding issue of Common Shares (on a non-diluted basis);

(b) in the aggregate, no more than 10% of the outstanding issue of Common Shares (on a non-diluted basis) may be reserved at any time for Insiders under the Plan, together with all other share compensation arrangements of the Corporation;

(c) the aggregate number of Common Shares issued to Insiders pursuant to the Plan and all other share compensation arrangements of the Corporation, within a one year period, shall not exceed 10% of the outstanding issue of Common Shares (on a non-diluted basis);

(d) the aggregate number of Common Shares issued to any one Insider and such Insider's associates pursuant to the Plan and all other share compensation arrangements of the Corporation, within a one year period, shall not exceed 5% of the outstanding issue of Common Shares (on a non-diluted basis); and

(e) no Options shall be granted to non-employee directors at any time that non-employee directors, in aggregate, hold Options entitling them to acquire more than that number of Common Shares which is equal to 2% of the then outstanding Common Shares (excluding options granted to a non-employee director when he was an employee of the Corporation).

The Common Shares in respect of which Options are not exercised shall be available for subsequent Options. No fractional shares may be purchased or issued hereunder. For the purposes of this section 4.2, "outstanding issue" is determined on the basis of the number of Common Shares that are outstanding immediately prior to the share issuance in question, excluding shares issued pursuant to share compensation arrangements over the preceding one-year period.

4.3 The Option Price shall be fixed by the Board but under no circumstances shall any Option Price at the time of the grant be lower than the Market Price per Common Share or such other minimum price as may be required by any stock exchange on which the Common Shares are listed at the time of grant. Notwithstanding the foregoing, in certain circumstances, such as when an option is offered to an individual as an inducement to secure employment, the Option Price may be otherwise determined, but only with the prior consent of all stock exchanges on which the Common Shares are at that time listed.

4.4 The term of Options granted shall be determined by the Board in its discretion, to a maximum of 5 years from the date of the grant of the Option. The vesting period or periods within this period during which an Option or a portion thereof may be exercised by a Participant shall be determined by the Board.

5. **Exercise of Option**

5.1 Subject to the Plan, an optionee (or his or her legal personal representative) may:

(a) exercise from time to time by delivery to the Corporation, at its head office in Calgary, Alberta, of a written notice of exercise ("Exercise Notice") specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased. Upon exercise of the Option, the Corporation will cause to be delivered to the optionee a certificate or certificates, representing such Common Shares in the name of the optionee or the optionee's legal personal representative or otherwise as the optionee may or they may in writing direct; or

(b) exercise the right (the "Put Right") from time to time to require the Corporation to purchase all or any part of the Options of the optionee by delivery to the Corporation, at its head office in Calgary, Alberta, of a written notice of exercise ("Put Notice") specifying the number of Options with respect to which the Put Right is being exercised. Upon the exercise of the Put Right, the Corporation will purchase from the optionee all of the Options specified in the Put Notice at a purchase price (the "Purchase Price") equal to the excess of the Current Market Price, determined on the date of receipt of the Put Notice by the Corporation (the "Notice Date"), over the Exercise Price for each Option being purchased under the Put Right. Upon the exercise of the Put Right, the Corporation will cause to be delivered to the optionee a cheque representing the Purchase Price within three business days of the Notice Date. Notwithstanding the foregoing, the Board, or any committee of the Board to whom the operation of the Plan has been delegated, may at its sole discretion decline to accept the exercise of a Put Right at any time.

For purposes of this Section 5, the Current Market Price means the closing price of the Common Shares on the last trading day prior to the Notice Date on which at least one board lot traded as reported by principal stock exchange on which the Common Shares are then traded, or such lower price as the Board, or any committee of the Board to whom the operation of the Plan has been delegated, may determine.

6. **Adjustments in Shares**

6.1 Appropriate adjustments in the number of Common Shares subject to the Plan and, as regards Options granted or to be granted, in the number of Common Shares optioned and in the Option Price, shall be made by the Board to give effect to adjustments in the number of Common Shares resulting from subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by the Corporation (other than dividends in the ordinary course) or other relevant changes in the authorized or issued capital of the Corporation, which changes occur subsequent to the approval of the Plan by the Board.

6.2 Options granted to Participants hereunder are non-assignable, except in the case of the death of a Participant (which is provided for in section 8), and are exercisable only by the Participant to whom the Option has been granted.

7. **Decisions of the Board**

All decisions and interpretations of the Board respecting the Plan or Options granted thereunder shall be conclusive and binding on the Corporation and the Participants and their respective legal personal representatives and on all directors, officers and employees eligible under the provisions of the Plan to participate therein.

8. **Termination of Employment/Death**

8.1 An Option, and all rights to purchase Common Shares pursuant thereto, shall expire and terminate immediately at the earlier of 5:00 p.m. on the 90th day after the later of the optionee ceasing (other than by reason of death) to be an officer, director, employee or consultant of the Corporation or a Subsidiary, as the case may be and the expiry date of the Option. For the purpose of this section, the Optionee shall be deemed to cease to be an employee of the Corporation or a subsidiary of the Corporation on the earlier of the effective date of such person's resignation or termination or the date that the Corporation provides notice in writing of dismissal.

8.2 If before the expiry of an Option in accordance with the terms thereof a Participant ceases to be an employee, officer, director or consultant by reason of the death of the Participant, any unvested portion of such Option shall immediately vest. In addition, such Option may, subject to the terms thereof and any other terms of the Plan, be exercised by the legal personal representative(s) of the Participant's estate or at any time before 5:00 p.m. Calgary time on the 90th day after the date of death of the Participant, subject to, at the discretion of the Board of Directors of the Corporation, to extension of the expiry. Notwithstanding the foregoing, in no event will an Option be exercisable at a date in excess of 10 years from the date of grant without the approval of the Exchange.

8.3 The Plan does not confer upon a Participant any right with respect to continuation of employment by the Corporation or any Subsidiary, nor does it interfere in any way with the right of the Participant, the Corporation or the Subsidiary to terminate the Participant's employment at any time.

8.4 Options shall not be affected by any change of employment of the Participant where the Participant continues to be employed by the Corporation or any of its Subsidiaries.

9. **Amendment or Discontinuance of Plan**

The Board may amend or discontinue the Plan at any time without the consent of the Participants provided that such amendment shall not alter or impair any Option previously granted under the Plan except as permitted by the provisions of Article 6 hereof. Any amendment of the Plan will require the prior approval of the Exchange.

10. **Government Regulation**

The Corporation's obligation to issue and deliver Common Shares under any Option is subject to:

(a) the satisfaction of all requirements under applicable securities laws in respect thereof and obtaining all regulatory approvals as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b) the admission of such Common Shares to listing on any stock exchange on which such Common Shares may then be listed; and

(c) the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Common Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this connection, the Corporation shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Common Shares in compliance with applicable securities laws and for the listing of such Common Shares on any stock exchange on which such Common Shares are then listed.

11. **Participants' Rights**

A Participant shall not have any rights as a shareholder of the Corporation until the issuance of a certificate for Common Shares upon the exercise of an Option or a portion thereof, and then only with respect to the Common Shares represented by such certificate or certificates.

12. **Effective Time of Grant**

A grant of Options is effective as of 12:01 a.m. on the date of grant.

13. **Approvals**

13.1 The Plan shall be subject to acceptance by the Exchange. In addition, any material amendments to the Plan are subject to the prior approval of the Exchange.

13.2 Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless such approval and acceptance is given.

BC FORM 51-901F

ISSUER DETAILS NAME OF ISSUER PROGRESS ENERGY LTD.	FOR QUARTER ENDED 01/12/31	DATE OF REPORT YY / MM / DD 02/04/05
ISSUER ADDRESS 1110, 520 – 5 AVENUE SW		
CITY / PROVINCE / POSTAL CODE CALGARY / ALBERTA / T2P 3R7	ISSUER FAX NO. (403) 216-2514	ISSUER TELEPHONE NO. (403) 216-2510
CONTACT NAME STEVEN A. ALLAIRE	CONTACT POSITION VP FINANCE & CFO	CONTACT TELEPHONE NO. (403)216-2510 X121
CONTACT EMAIL ADDRESS SALLAIRE@PROGRESSENERGY.COM	WEB SITE ADDRESS WWW.PROGRESSENERGY.COM	

CERTIFICATE

The two schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
(Signed) *"Terry D. Svarich"*	TERRY D. SVARICH	02/03/07
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
(Signed) *" John M. Stewart"*	JOHN M. STEWART	02/03/07

BC FORM 51-901F - SCHEDULE B: SUPPLEMENTAL INFORMATION

1. *Analysis of expenses and deferred costs*

   Refer to financial statements and notes to the financial statements.

2. *Related party transactions*

   None.

3. *Summary of securities issued and options granted during the period*

   Refer to financial statements and notes to the financial statements.

4. *Summary of securities as at the end of the reporting period*

   (a) Common shares: unlimited number of common shares are authorized.

   Class B Shares: unlimited number of Class B shares are authorized. All issued and outstanding Class B shares were converted to common shares effective July 6, 2001 in accordance with the Articles of Incorporation of the Company. Please refer to financial statements and notes to the financial statements.

   (b) Refer to financial statements and notes to the financial statements for issued and outstanding shares.

   (c) Stock options outstanding

Number	Exercise Price	Expiry Date
175,000	$0.50	Dec 12/02
125,000	$0.50	Jan 16/03
50,000	$2.16	Apr 12/03
10,000	$1.87	Dec 01/04
2,500	$1.87	Dec 14/01
127,500	$1.87	Mar 10/04
15,000	$2.20	May 01/04
60,000	$2.25	Dec 01/04
263,750	$2.00	Apr 12/05
130,000	$2.70	May 30/05
40,000	$2.80	Jul 25/06
92,000	$2.82	Jul 26/06
5,000	$2.80	Aug 01/06
70,000	$2.30	Oct 01/06
800,000	$2.40	Nov 06/06
100,750	$3.55	Dec 19/06
2,066,500		

   (d) Pursuant to an Escrow Agreement for a Natural Resource Issuer dated December 30, 1997, 607,501 common shares are subject to escrow. These shares are scheduled for released from escrow on December 18, 2003.

BC FORM 51-901F - SCHEDULE B: SUPPLEMENTAL INFORMATION (CONTINUED)

5. *List names of directors and officers as at the date this report is signed and filed*

Directors

Name	City / Province
John A. Brussa	Calgary / Alberta
Frederic C. Coles	Calgary / Alberta
David D. Johnson	Calgary / Alberta
Gary E. Perron	Calgary / Alberta
John M. Stewart	Calgary / Alberta
Terry D. Svarich	Calgary / Alberta

Officers

Name	Title
David D. Johnson	President & Chief Executive Officer
Steven A. Allaire	Vice President, Finance & Chief Financial Officer
Michael R. Culbert	Vice President Marketing & Business Development
Edward J. Kalthoff	Vice President, Land
William J. Lewington	Controller

BC FORM 51-901F - SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

To be attached in PDF format from annual report (pages 16-39)

Progress Energy Ltd.

Management's Discussion and Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis as provided by the management of Progress Energy Ltd. should be read in conjunction with the financial statements presented in this annual report.

BOE PRESENTATION

For the purposes of calculating unit costs, natural gas is converted to a barrel equivalent ("BOE") using six thousand cubic feet equal to one barrel unless otherwise stated. This conversion conforms with the Canadian Securities Regulators proposed National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities. BOE's are very approximate comparative measures that, in some cases, could mislead, particularly if used in isolation.

2001 HIGHLIGHTS

Management Change

- In November 2001 the Board of Directors announced the creation of a new management team. This management team consists of new members Mr. David D. Johnson as President and Chief Executive Officer, Mr. Steven A. Allaire as Vice President Finance and Chief Financial Officer and Mr. Michael R. Culbert as Vice President Marketing and Business Development who join existing members including Mr. Edward J. Kalthoff Vice President Land and Mr. William J. Lewington Controller.

Financings

- In conjunction with the management changes the Company completed a $3.2 million private placement to the new members of the management team consisting of 553,498 common units at a price of $2.43 per share and 700,000 flow-through common shares at $2.65 per share. The common and flow-through units each consisted of one common share and one common share warrant. Each warrant is exercisable for one common share at $2.65 per share after one year and for a period of three years after the date of issue.
- In December the Company completed a common share financing, on a bought deal basis, through a syndicate of Canadian underwriters. The Company issued 3,000,000 common shares at a price of $3.55 for total gross proceeds of $10,650,000. The net proceeds of the offering were used to reduce bank indebtedness.

Reserves

- The Company changed its reserve engineering firm to Gilbert Laustsen Jung Associates Ltd.
- For 2001 prior year reserve additions were adjusted downward resulting in lower year over year total proven reserves. Net proven reserve additions (after prior year reserve revisions) were 0.729 million boe on a proven basis and 0.306 million boe on a proven plus probable basis during 2001. Revisions to the prior period were primarily the result of the selection of more conservative recovery factors on the Company's major properties. Reserve additions before revisions of prior year were 1.878 million boe on a proven basis and 1,988 million boe on a proven plus probable basis and resulted in finding and development costs of $13.54 per proven boe and $12.79 per boe on a proven plus probable basis.

- Total proven reserves at December 31, 2001 were 7.555 million boe compared to 7.929 million boe in 2000.
- Total proven plus probable reserves at December 31, 2001 were 9.365 million mboe compared to 10.161 million boe in 2000.

Operations

- Production averaged 3,020 boe per day during 2001 compared to 2,256 boe per day in 2000, an increase of 34 percent.
- Crude oil and liquids production increased to 1,849 bbls per day compared to 1,303 bbls per day in 2000.
- Natural gas production increased to 7,027 mcf per day compared to 5,718 mcf per day in 2000.

Financial

- Revenue increased 12 percent to $33.2 million compared to $29.6 million in 2000.
- Cash flow increased 23 percent to $17.9 million ($0.98 per share) from $14.6 million in 2000 ($0.76 per share)
- Net earnings for the year ended December 31, 2001 were $5.7 million ($0.31 per share) compared to $5.9 million ($0.30 per share) in 2000.
- Net capital expenditures totaled $25.4 million in 2001 compared to $23.5 million on 2000.
- Total debt was $17.4 million at December 31, 2001 compared to $21.9 million at the same time in 2000. The reduction in total debt is a result of the two equity financings discussed above.
- During 2001 the Company's 1,170,000 Class B shares were converted to 3,018,600 common shares. This combined with 4,253,498 common shares issued pursuant to the equity financings, the 397,500 issued on the exercise of options and the redemption of 610,900 shares as a result of a Normal Course Issuer Bid the Company had 22,087,398 common shares outstanding at December 31, 2001.

PRODUCTION



3,020
2,256
1,434
98
99
01

Production (BOE)
BOE per day (6:1)

In 2001 Progress's production increased 34 percent to 3,020 boe per day compared to 2,256 boe per day in 2000.

Production Summary

	2001	2000	1999
Annual Production			
- Oil and liquids *(bbls)*	**674,958**	477,052	293,147
- Natural gas *(mcf)*	**2,564,720**	2,092,678	1,380,998
Daily Production			
Oil and liquids *(bbls/d)*	**1,849**	1,303	803
Natural gas *(mcf/d)*	**7,027**	5,718	3,784
Total *(boe/d) - 10:1*	**2,552**	1,875	1,181
Total *(boe/d) - 6:1*	**3,020**	2,256	1,434

Oil and liquids production for the year increased 42 percent to 1,849 bbls per day from 1,303 bbls per day in 2000. This increase in production is largely due to increased production at Two Creek in Alberta, a result of drilling success and the acquisition of the remaining partner's working interest. This acquisition closed in October and was for approximately $5.4 million. As a result of the acquisition Progress now has 100 percent working interest at Two Creek. Other production increases were realized from southeastern Saskatchewan at Clarilaw and Bellgarde due to successful development drilling and two acquisitions of various partners' working interests at Steelman Unit No. 7. As a result of these acquisitions the Company increased its working interest at the Steelman Unit No. 7 from 46 percent to 91 percent. These acquisitions closed during July and August and were approximately $1.4 million.

Natural gas production increased 23 percent to 7,027 mcf per day in 2001 from 5,718 mcf per day in 2000. The increase in natural gas volumes is due to the successful 2001 winter drilling program at Milo in northeastern British Columbia. The Company discovered a new pool at Milo West. The discovery and two development wells drilled at Milo were placed on stream during April 2001. During the winter of 2002 two additional development wells were drilled, one at Milo West and one at Milo and the Company is constructing a 10 inch diameter pipeline to transport the increasing volumes. These new wells and the pipeline came on stream during March 2002.

The following table summarizes the Company's average production for the years ended December 31, 2001, 2000 and 1999 for Progress's key producing areas.

Principal Producing Properties (boe/d)

	2001	2000	1999
Two Creek, Alberta	**1,117**	617	198
Southeast Saskatchewan/Manitoba	**1,061**	925	575
Milo, British Columbia	**624**	322	262
Other	**218**	392	399
Total	**3,020**	2,256	1,434

COMMODITY PRICING

	2001	2000	1999
Average crude oil and natural gas liquids *($/bbl)*	**31.81**	40.44	24.38
Average natural gas *($/mcf)*	**4.57**	4.92	2.91

Crude Oil Pricing

West Texas Intermediate ("WTI") is the benchmark for North American oil prices and is the crude type upon which the NYMEX futures contract is based. Canadian crude oil prices are based upon refiner's postings at Alberta hubs like Edmonton and Hardisty or Taylor, British Columbia. These refiner's postings represent the WTI price at Cushing, Oklahoma less a transportation differential, the Canadian/US exchange rate, adjustments for relative quality and to some extent an adjustment for regional market conditions.

Progress' average field price reflects the refiner's posted price at the Alberta market centres less deductions for transportation from the field and adjustments for Progress' product quality relative to the posted price. Progress' average Alberta field price in 2001 was $28.65 per barrel versus $39.13 per barrel for the average of the light sweet postings at Edmonton, Alberta. This indicates that Progress's crude oil mix is a light to medium quality. Progress' Alberta crude oil production mix has become proportionally heavier over the past year as a result of increased production from the Two Creek A pool, which has a medium grade crude. Progress' average Saskatchewan field price in 2001 was $34.19 per barrel versus $39.13 for the average of the light sweet postings at Edmonton, Alberta.

Average pricing for oil and liquids decreased 21 percent to $31.81 per bbl in 2001 from $40.44 per bbl in 2000.

Crude Oil Production and Prices by Province

	2001		2000		1999	
	bbl/d	**$/bbl**	bbl/d	$/bbl	bbl/d	$/bbl
Alberta	**772**	**28.65**	358	36.14	201	21.90
Saskatchewan and Manitoba	**1,040**	**34.19**	912	42.75	575	26.20
Total production and average sales price[1]	**1,812**	**31.83**	1,270	40.88	776	25.09

(1) Excludes hedging gains or losses

Alberta Crude Oil Prices

($/bbl)	**2001**	2000	1999
WTI *(US $/bbl at Cushing, Oklahoma)*	**25.90**	30.20	19.24
Average exchange rate	**1.5489**	1.4854	1.4857
WTI *(Cdn $/bbl at Cushing Oklahoma)*	**40.12**	44.86	28.58
Less: Differential Cushing, Oklahoma to Edmonton	**(0.99)**	(0.53)	(1.23)
Edmonton Light Sweet Posting *(Cdn $/bbl)*	**39.13**	44.33	27.35
Less: Quality differential & transportation to Edmonton	**(10.48)**	(8.19)	(5.45)
Progress average field price in Alberta *(Cdn $/bbl)*	**28.65**	36.14	21.90

Saskatchewan and Manitoba Crude Oil Prices

($/bbl)	**2001**	2000	1999
WTI *(US $/bbl at Cushing, Oklahoma)*	**25.90**	30.20	19.24
Average exchange rate	**1.5489**	1.4854	1.4857
WTI *(Cdn $/bbl at Cushing Oklahoma)*	**40.12**	44.86	28.58
Less: Transportation differential Cushing, Oklahoma to Edmonton	**(0.99)**	(0.53)	(1.23)
Edmonton Light Sweet Posting *(Cdn $/bbl)*	**39.13**	44.33	27.35
Less: Quality differential & transportation to Edmonton	**(4.94)**	(1.58)	(1.15)
Progress average field price in Saskatchewan *(Cdn $/bbl)*	**34.19**	42.75	26.20

Natural Gas Pricing

US natural gas prices are typically referenced off NYMEX at Henry Hub, Louisiana while Alberta and British Columbia are referenced off Nova Inventory Transfer ("NIT") or the AECO Hub and Station #2, respectively.

Natural gas pricing for the year decreased 7 percent to $4.57 per mcf from $4.92 in 2000. The Progress realized natural gas prices by province are detailed below.

Natural Gas Production and Prices by Province

	2001		2000		1999	
	mcf/d	**$/mcf**	mcf/d	$/mcf	mcf/d	$/mcf
Alberta	**3,162**	**5.47**	3,713	5.59	2,211	3.14
Saskatchewan and Manitoba	**123**	**1.47**	73	0.89	-	-
British Columbia	**3,742**	**3.95**	1,932	4.36	1,573	2.46
Total production and average sales price (1)	**7,027**	**4.59**	5,718	5.11	3,784	2.86

(1) Excludes any hedging gains or losses.

Alberta Natural Gas Prices

	2001	2000	1999
NYMEX *(US $/mmbtu at Henry Hub Louisiana)*	**4.27**	3.89	2.28
Less: AECO basis differential to Henry Hub *(US $/mmbtu)*	**(0.18)**	(0.52)	(0.32)
	4.09	3.37	1.96
Average exchange rate	**1.5489**	1.4854	1.4857
Alberta price *(Cdn $/mcf @ AECO/NIT)*	**6.34**	5.01	2.91
Less: TCPL Alberta system charges	**(0.25)**	(0.27)	(0.25)
Variance: Progress pool price vs spot	**(0.62)**	0.85	0.48
Progress average Alberta plantgate price *(Cdn $/mcf)*	**5.47**	5.59	3.14

British Columbia Natural Gas Prices

	2001	2000	1999
NYMEX *(US $/mmbtu at Henry Hub Louisiana)*	**4.27**	3.89	2.28
Less: Station #2 basis differential to Henry Hub *(US $/mmbtu)*	**(0.77)**	(0.13)	(0.37)
	3.50	3.76	1.91
Average exchange rate	**1.5489**	1.4854	1.4857
British Columbia price *(Cdn $/mcf @ Station #2)*	**5.42**	5.58	2.84
Less: WEI transportation, processing & gathering charge*	**(0.95)**	(0.90)	(0.90)
Variance: Progress pool price vs spot	**(0.52)**	(0.32)	0.52
Progress average British Columbia field price *(Cdn $/mcf)*	**3.95**	4.36	2.46

* *British Columbia has an infrastructure built by Westcoast Energy Inc.("WEI") that enables gas producers in that province to avoid facility construction in exchange for regulated gathering, processing and transmission fees.*

RISK MANAGEMENT

During 2001 the Company entered into a financial transaction whereby it bought a put option on 1,300 barrels per day of crude at WTI $US 20.00 per barrel covering the period January 1 to March 31, 2002 and sold a call option at WTI $US22.00 per barrel on 1,300 barrels of crude oil production covering the same period January 1, 2002 to March 31, 2002. The cost of the put was $US 1.02 per barrel and the proceeds on the sale of the call was $0.77 per barrel.

Progress also has financial instruments in place for 2002 to fix the price on approximately 1,000 barrels of crude oil production from April 1, 2002 to September 30, 2002. For this period, average forward rate transactions have been used to fix 500 barrels of crude oil per day at WTI $US20.00 per barrel and costless collars have been used to fix approximately 500 barrels of crude oil per day with a floor of WTI $US18.00 per barrel and a cap of WTI $US 22.02 per barrel.

The Company has fixed the price on 4,000 GJ per day of its 2002 natural gas production from January 1 to October 31, 2002. A combination of costless collars and the purchase of puts and sale of calls protect a natural gas price of between $Cdn. 3.00 per GJ and $Cdn. 4.50 per GJ.

For detailed disclosure of Progress' financial transactions refer to Note 7 in the Financial Statements.

REVENUE

Revenues from crude oil, liquids and natural gas sales increased by 12 percent to $33.2 million in 2001 from $29.6 million in 2000. This increase was the result of a 34 percent growth in crude oil, liquids and natural gas production (2001 - 3,020 boe/d, 2000 - 2,256 boe/d), partially offset by a 16 percent decrease in commodity prices (2001 - $30.12 per boe, 2000 - $35.84 per boe).

($ thousands)	**2001**	2000	1999
Crude oil and liquids	**21,473**	19,292	7,146
Natural gas	**11,729**	10,300	4,014
	33,202	29,593	11,160
Average price *($/boe)*	**30.12**	35.84	21.32

ROYALTIES

Royalties decreased 10 percent to $6.2 million in 2001 from $6.9 million in 2000. While 2001 production increased, commodity prices decreased which affected the price-sensitive Crown royalty rates. The Company was also eligible to claim ARTC for the first time in 2001 as a result of the Company becoming unassociated, for tax purposes, with a former major shareholder. Progress continued to benefit from certain Crown royalty and mineral tax reduction programs in both Saskatchewan and Manitoba, and all of the Company's Alberta oil production qualifies for third tier Crown royalty rates.

($ thousands)	**2001**	2000	1999
Crude oil and liquids	**3,415**	3,883	1,365
Natural gas	**2,768**	2,968	1,149
	6,183	6,851	2,514
Average cost *($/boe)*	**5.61**	8.30	4.80
Percentage of oil, liquids and gas revenues *(%)*	**19**	23	23

OPERATING EXPENSES

Operating expenses increased 22 percent to $5.1 million in 2001 from $4.2 million in 2000. This increase can be attributed to higher production rates achieved by the Company during the year. Operating costs per boe decreased 9 percent (2001 - $4.61/boe, 2000 - $5.05/boe) due to the higher production volumes and a reduction in third party facility fees paid throughout the year. Third party facility fees were substantially reduced on natural gas as the result of the acquisition of the Milo dehydration and water disposal facilities.

($ thousands)	**2001**	2000	1999
British Columbia	**138**	189	158
Alberta	**1,878**	1,567	900
Saskatchewan/Manitoba	**3,068**	2,414	1,104
Operating costs, total	**5,084**	4,170	2,162
Average cost *($/boe)*	**4.61**	5.05	4.13
Percentage of oil, liquids and gas revenues	**15%**	14%	19%
Crude oil and liquids, total	**4,202**	3,113	1,700
Per unit $/bbl	**6.23**	6.53	5.80
Natural gas, total	**882**	1,057	462
Per unit $/mcf	**0.34**	0.51	0.33

GENERAL AND ADMINISTRATIVE EXPENSES

Gross general and administrative expenses increased 36 percent in 2001 to $3.1 million from $2.2 million in 2000. This resulted mainly from the increase in full-time and contract staff required as a result of the increasing size of the Company's operations. The Company also incurred certain one-time charges related to the re-capitalization of the Company in the fourth quarter of 2001.

Net general and administrative costs increased 58 percent to $1.0 million in 2001 from $0.7 million in 2001. On a boe basis, net general and administrative costs increased 19 percent to $0.95 for the year from $0.80 in 2000. Progress continues to have significant operator recoveries due to the high percentage of properties operated by the Company. For accounting purposes, Progress capitalizes general and administrative expenses associated with Company's exploration and development activities as these expenses are associated with adding reserves versus the cost of producing reserves.

($ thousands)	**2001**	2000	1999
Gross general and administrative	**3,063**	2,245	1,426
Operator recoveries	**(1,369)**	(1,019)	(488)
Capitalized expenses	**(648)**	(562)	(394)
Net general and administrative	**1,046**	664	544
Net general and administrative *($/boe)*	**0.95**	0.80	1.04

Full Time Employees and Full Time Consultants (at year end)

Head Office	**17**	15	11
Field	**1**	1	1
	18	16	12

FINANCING CHARGES

Bank debt increased $1.6 million in 2001 to $18.0 million and the Company's capital program exceeded cash in-flows during the year. Financing charges increased 32 percent to $1.3 million in 2001 from $0.9 million in 2000. This reflects the increase in average debt levels during the year (2001 - $23.6 million, 2000 - $14.3 million), however the increase in average debt levels was partially offset by declining interest rates during 2001.

($ thousands)	**2001**	2000	1999
Interest income	-	-	(2)
Financing charges	**1,253**	946	341
Net financing charges	**1,253**	946	339
Net interest expense *($/boe)*	**1.14**	1.15	0.65

DEPLETION AND DEPRECIATION AND SITE RESTORATION AND ABANDONMENTS

During the year 2001, depletion and depreciation of capital assets and the provision for site restoration and abandonments increased 69 percent to $10.0 million from $5.9 million in 2000. This increase was the result of increased production volumes and higher finding and development costs. At December 31, 2001 the Company estimated that its future site restoration costs were approximately $6.7 million (2000 - $5.3 million), which contributed to the increase in the provision for site restoration.

($ thousands)	**2001**	2000	1999
Depletion	**9,078**	5,350	3,107
Depreciation	**52**	50	38
Total depletion and depreciation	**9,130**	5,400	3,145
Provision for site restoration	**845**	513	266
	9,975	5,913	3,411
Depletion and depreciation *($/boe)*	**9.05**	7.16	6.52
Depletion and depreciation rate *(%)*	**13.4**	11.2	10.1

(1) The Depletion Rate presented above converts reserves and production to equivalent units of oil based on relative energy content consistent with the Company's accounting policy.

CEILING TEST

In accordance with the Canadian Institute of Charted Accountants' full cost accounting guidelines, Progress performs an annual "ceiling test" calculation using year-end prices. The Company also performs quarterly "ceiling test" calculations using pricing received for product sales during the last month of each quarter. No write down was required for the year ended December 31, 2001 based on year end commodity prices of $22.94 per bbl for crude oil and $2.99 per mcf for natural gas. Based on commodity prices of $38.71 per bbl for oil and $12.73 per mcf for natural gas, no write down was required in 2000.

INCOME AND CAPITAL TAXES

Income taxes (future and current) decreased 24 percent in 2001 to $3.5 million from $4.6 million in 2000. Progress' effective income tax rate also decreased to 36.5 percent in 2001 from 42.0 percent in 2000. Reduced pre-tax income that resulted from lower commodity prices was the main reason for the decrease in income taxes. The Company recorded current taxes of $1.2 million during 2001 compared to $1.8 million for 2000.

Capital taxes decreased marginally in 2001 as compared to 2000. The resource surcharge portion of the Saskatchewan capital tax decreased in 2001 as a result of declining commodity prices. This decrease was partially offset by an increase in federal and provincial capital taxes, which are based upon year-end equity and debt levels. The capital taxes increased proportionally with the growth in the balance sheet.

($ thousands)	**2001**	2000	1999
Future income taxes	**2,286**	2,821	884
Current income taxes	**1,238**	1,824	-
Total income taxes	**3,524**	4,645	884
Capital taxes	**482**	534	234
	4,006	5,179	1,118
Effective income tax rate *(%)*	**36.5**	42.0	40.4

The Company has approximately $43.0 million in tax pools to shelter taxable income in future years. The tax pools are as follows:

($ thousands)	
Canadian Development Expense	10,500
Canadian Oil and Gas Property Expense	19,000
Undepreciated Capital Cost	13,000
Other	500
	43,000

NET EARNINGS

Net earnings remained relatively unchanged decreasing four percent to $5.7 million in 2001 from $5.9 million in 2000. Despite higher production volumes during the year, lower commodity prices and higher depletion combined to keep earnings at 2000 levels. Net earnings per boe decreased to $5.13 in 2001 from $7.10 in 2000, while cash flow per boe decreased to $16.25 from $17.68.

Net Earnings ($/boe)	**2001**	2000	1999
Oil, liquids and natural gas revenues	**30.12**	35.84	21.32
Royalties	**(5.61)**	(8.30)	(4.80)
Operating expenses	**(4.61)**	(5.05)	(4.13)
Net operating income	**19.90**	22.49	12.39
General and administrative	**(0.95)**	(0.80)	(1.04)
Interest expense *(net)*	**(1.14)**	(1.15)	(0.65)
Current income taxes	**(1.12)**	(2.21)	-
Capital taxes	**(0.44)**	(0.65)	(0.44)
Cash flow from operations	**16.25**	17.68	10.26
Depletion and depreciation	**(9.05)**	(7.16)	(6.52)
Future taxes	**(2.07)**	(3.42)	(1.69)
Net earnings	**5.13**	7.10	2.05

COMMON SHARE INFORMATION

Common shares issued during 2001 were;

(1) The exercise of 397,500 employee stock options. Stock options granted to employees during the year amounted to 1,107,750 shares,

(2) The issue of 3,018,600 Common Shares on conversion of the Class B Shares during the second quarter of 2001,

(3) The issue of 700,000 flow through common share units at a price of $2.65 per unit and 553,498 common share units at a price of $2.43 per unit pursuant to a private placement to the new management team. These common and flow-through units each consist of one common share and one common share warrant. Each warrant is exercisable for one common share at $2.65 per share after one year and for a period of three years after the date of issue.

(4) The issue of 3,000,000 Common Shares at $3.55 per share pursuant to private placement in a bought deal with a number of underwriters announced on November 11, 2001.

Also during 2001, pursuant to a Normal Course Issuer Bid, the Company acquired 610,900 common shares. At December 31, 2001, the Company has a total of 2,066,500 options outstanding with a weighted average exercise price of $2.12 per share and 1,253,498 warrants outstanding.

(thousands)	**2001**	2000	1999
Outstanding shares			
Weighted average outstanding shares			
- Basic	**18,203**	19,317	18,414
- Diluted *(Treasury Stock Method)*	**18,980**	20,570	19,107
Outstanding shares December 31[(1)]			
- Common	**22,087**	15,029	14,922
- Class B	**-**	1,170	1,171
- Basic	**22,087**	18,047	17,943
- Diluted	**25,407**	19,404	19,289


17,916
14,604
5,367
98
99
01

Cash Flow
($ Thousands)

($ thousands except per share amounts)	**2001**	2000	1999
Per Share Information			
Net earnings	**5,655**	5,870	1,072
Net earnings per share			
- Basic	**0.31**	0.30	0.06
- Diluted *(Treasury Stock Method)*	**0.30**	0.29	0.06
Cash flow from operations	**17,916**	14,604	5,367
Cash flow from operations per share			
- Basic	**0.98**	0.76	0.29
- Diluted *(Treasury Stock Method)*	**0.94**	0.71	0.28
Total asset book value	**81,935**	65,325	41,871
Total asset book value per share[2]			
- Basic	**3.71**	3.62	2.33
- Diluted	**3.22**	3.37	2.17
Book value *(Shareholders' Equity)*	**40,964**	23,800	18,913
Book value per share[2]			
- Basic	**1.85**	1.32	1.05
- Diluted	**1.61**	1.23	0.98
Production *(mboe)*	**1,102**	826	523
Production per 100 shares[2]			
- Basic	**5.0**	4.6	2.9
- Diluted	**4.3**	4.3	2.7
Proven plus probable reserves *(mboe)*	**9,365**	10,162	9,086
Reserves per 100 Shares *(mboe)*[2]			
- Basic	**42.4**	56.3	50.6
- Diluted	**36.9**	52.4	47.1

(1) For purposes of calculating basic and diluted shares at year-end for 1999 and 2000, the Class B shares were converted to common shares using the July 6, 2001 conversion rate of 2.58 common shares for each Class B share.

(2) Calculated using outstanding shares at year-end.

NET ASSET VALUE

Progress's net asset value per share at December 31, 2001 was $3.43 per basic share (2000 - $5.01 per share) and $3.28 per diluted share (2000 - $4.78 per share). The difference in net asset value per share is attributable to lower commodity price forecasts, lower reserves and the larger number of shares outstanding at year end.

($ thousands)	**2001**	2000	1999
Reserve value *(12% discount before tax)* [1]	**83,149**	100,600	58,400
Undeveloped acreage	**7,500**	9,912	3,865
Seismic and other assets	**2,500**	2,000	2,000
Working capital surplus *(Deficiency)*	**562**	(5,517)	(2,951)
Bank debt	**(17,976)**	(16,409)	(9,418)
Basic	**75,735**	90,586	51,896
Exercise of stock options and warrants	**7,712**	2,102	1,273
Diluted	**83,447**	92,688	53,169
Net asset value per common share *($)*			
- Basic	**3.43**	5.01	2.89
- Diluted [2]	**3.28**	4.78	2.76

(1) Reserve values are for proven plus probable reserves. Reserve values are based on before tax estimates of future cash flows as evaluated by our independent reserve engineers, for 2001 by Gilbert Laustsen Jung Associates Ltd. and for 2000 and 1999 by Paddock Lindstrom and Associated Ltd.

(2) For 2000 and 1999 the basic and diluted calculation includes the common shares plus 1,170,000 (1999 - 1,170,900) Class B Shares converted to Common Shares assuming the actual conversion rate utilized upon conversion on July 6, 2001. The conversion rate was 2.58 Common Shares for each Class B Share.

CAPITAL RESOURCES AND INVESTMENTS

Capital Expenditures

($ thousands)	**2001**	2000	1999
Land acquisitions and retention	**1,008**	1,020	440
Geological and geophysical	**1,323**	1,322	791
Drilling and completions	**11,902**	12,606	6,989
Property acquisitions/dispositions	**6,945**	3,552	4,822
Equipping and facilities	**4,216**	4,917	5,650
Other	**25**	77	110
Total capital expenditures	**25,419**	23,494	18,802

Finding & Development Costs

During 2002 prior year reserve additions were adjusted downward resulting in lower year over year total proven reserves. Net proven reserve additions (after prior year reserve revisions) were 0.729 million boe on a proven basis and 0.305 million boe on a proven plus probable basis during 2001. Reserve additions before revisions of prior year were 1.878 million boe on a proven basis and 1,987 million boe on a proven plus probable basis and resulted in finding and development costs of $13.54 per proven boe and $12.79 per boe on a proven plus probable basis. The three year rolling average finding and development costs after adjustment are $12.02 per boe on a proven basis and $10.60 per boe on a proven plus probable basis.

($ thousands)	**Cumulative 1999 - 2001**	**2001**	2000	1999
Total capital expenditures	**67,715**	**25,419**	23,494	18,802
Proven				
Net reserve additions before revisions *(mboe)* (2)	**6,632.5**	**1,877.5**	2,520.3	2,234.7
Finding & development costs *($/boe)*	**10.21**	**13.54**	9.32	8.41
Proven plus probable				
Net reserve additions before revisions *(mboe)* (2)	**8,108.5**	**1,987.8**	2,294.5	3,826.2
Finding & development costs *($/boe)*	**8.35**	**12.79**	10.24	4.91
Proven				
Net reserve additions after revisions *(mboe)* (2)	**5,577.4**	**728.6**	2,122.7	2,726.1
Finding & development costs *($/boe)*	**12.14**	**34.89**	11.07	6.90
Proven plus probable				
Net reserve additions after revisions *(mboe)* (2)	**6,388.2**	**305.5**	1,896.9	4,185.8
Finding & development costs *($/boe)*	**10.60**	**83.20**	12.39	4.49

(1) Refer to capital expenditures for details
(2) Refer to reserve reconciliation table for details

Drilling Results

	2001		2000		1999	
	Gross	**Net**	Gross	Net	Gross	Net
Crude oil	**13**	**9.3**	21	10.3	4	2.2
Natural gas	**6**	**1.4**	5	2.7	9	4.6
Dry and abandoned	**4**	**1.8**	7	3.6	3	2.3
Total	**23**	**12.5**	33	16.6	16	9.1
Success rate (%)	**83**	**86**	79	78	81	75

LAND

Undeveloped Land

Progress's net undeveloped land decreased by 96,407 net acres during 2001 as a result of land expiries during the year in Manitoba and Saskatchewan. The majority of these expiries occurred on the original lands received from a former major shareholder in 1997 and were deemed to not be prospective. Alberta saw a net increase of 14.5 percent in net undeveloped land during 2001. During 2002 approximately 35,000 net acres are scheduled to expire in Saskatchewan and Manitoba. The Company is planning on building its undeveloped land position and increasing its net working interest during 2002 through selective large regional farm-ins and land acquisitions in existing core and new focus areas.

	2001		2000	
(acres)	**Gross**	**Net**	Gross	Net
Saskatchewan	**30,040**	**24,739**	50,61	39,782
Alberta	**86,415**	**47,635**	86,416	41,621
British Columbia	**7,244**	**1,179**	8,086	1,409
Manitoba	**24,895**	**23,812**	112,320	110,960
Total	**148,594**	**97,365**	257,438	193,772

RESERVES

Independent Reserve Evaluation

The crude oil, natural gas liquids and natural gas reserves of the Company have been reported as at December 31, 2001 by Gilbert Laustsen Jung Associates Ltd. ("GLJ") in a report dated February 28, 2002. GLJ was engaged to conduct an independent review of the Company's reserves for 2001. Prior to this year Paddock Lindstrom & Associates Ltd. performed the independent review.

The properties were evaluated by GLJ on a reserve and economic forecast basis in accordance with the National Policy 2-B (Guide for Engineers and Geologists Submitting Oil and Gas Reports to Canadian Provincial Securities Administrators) definitions. The evaluators are qualified and experienced registered professional engineers and geologists and are independent of Progress. Personal field inspection of the properties was not made by GLJ as such inspections are not considered necessary in view of the information available from the files of the Company and the appropriate provincial regulatory authorities.

GLJ relies on data generally available through public sources supplemented with data provided by Progress, including but not limited to the following: land interest descriptions on a lease basis, pertinent well data (such as well logs, drill stem tests, workover details, pressure surveys, production tests), geological mapping, petrophysical studies, accounting property statements, marketing arrangements, and operating and capital budget information.

Basic well data provided by Progress for the properties were reviewed by GLJ to assist in the assignment of proven and probable reserves. GLJ has no responsibility to update its report for events and circumstances occurring subsequent to the date of its report.

Extent of Review

GLJ evaluated all of the Progress properties. Approximately 75 percent of Progress' corporate reserves and values were evaluated in full geological and engineering detail. The properties chosen for detailed evaluation were those with significant reserves and values or those with current development activities. The remaining properties had lesser reserves and little or no active development.

Review of Reserves by the Board of Directors

The Board of Directors has conducted certain due diligence in conjunction with its review of the Company's reserves for the year ended December 31, 2001. The Board of Directors met separately with both GLJ and the responsible Progress engineering staff. The Board of Directors and management of Progress recognize that ultimate responsibility for the reserves of the Company rests with management.

The practices followed by the Board of Directors intended to preserve the independence of the consulting engineers included the following:

(i) review management's recommendations for the appointment of the independent engineer; and
(ii) review the terms of the independent engineers' engagement and the appropriateness and reasonableness of the proposed fees.

The practices followed by the Board of Directors related to the independent reserve report included the following:

(i) review the scope and methodology of the independent engineers' evaluation;
(ii) review any significant new discoveries, additions, revisions and acquisitions;
(iii) review assumptions and consistency with prior years;
(iv) review any problems experienced by the independent engineer in preparing the reserve report, including any restrictions imposed by management or significant issues on which there was a disagreement with management; and
(v) review all public disclosure documents containing reserve information prior to its release, including, the annual report, the annual information form and management's discussion and analysis.


7,929
6,286
7,555
98 99 01

Reserves (BOE)
mboe (6:1)

Summary of 2001 Reserves

At year end 2001, Progress's proven plus probable crude oil and natural gas liquids reserves decreased nine percent to 5.2 million barrels from 5.7 million barrels in 2000. Proven plus probable natural gas reserves decreased seven percent to 25.2 billion cubic feet from 27.0 billion cubic feet in 2000.

Proven producing reserves for crude oil and NGL are 94 percent (89 percent in 2000) of total proven reserves and 72 percent (70 percent in 2000) of proven plus probable reserves. Probable oil and NGL reserves account for 23 percent (22 percent in 2000) of proven plus probable oil and NGL reserves.

For natural gas, proven producing reserves are 90 percent (77 percent in 2000) of total proven reserves and 77 percent of proven plus probable reserves (60 percent in 2000). Probable natural gas reserves account for 14 percent (22 percent in 2000) of proven plus probable natural gas reserves.

Reserve Reconciliation – Oil & NGL (mbbls)

	Proven Producing	Proven Non-Producing	Total Proven	Probable	Proven Plus Probable
December 31, 1999	n/a	n/a	3081.1	996.7	4077.9
Additions	n/a	n/a	1,348.0	261.0	1,609.0
Revisions	n/a	n/a	471.4	(13.0)	458.4
Reserve additions	n/a	n/a	1,819.4	248.1	2,067.4
Production	n/a	n/a	(476.0)	-	(476.0)
December 31, 2000	3,944.5	480.0	4,424.5	1,244.8	5,669.3
Extensions and discoveries	603.8	(46.1)	557.7	(130.7)	427.0
Technical revisions	(578.8)	(203.1)	(781.9)	(23.9)	(805.8)
Acquisitions	432.7	5.0	437.7	126.8	564.5
Dispositions	(4.9)	-	(4.9)	(2.5)	(7.4)
Reserve additions	452.8	(244.2)	208.6	(30.3)	178.3
Production	(675.0)	-	(675.0)	-	(675.0)
December 31, 2001	**3,722.3**	**235.9**	**3,958.1**	**1,214.5**	**5,172.6**

Reserve Reconciliation – Natural Gas (mmcf)

	Proven Producing	Proven Non-Producing	Total Proven	Probable	Proven Plus Probable
December 31, 1999	n/a	n/a	19,232	10,816	30,048
Additions	n/a	n/a	7,034	(2,921)	4,113
Revisions	n/a	n/a	(3,170)	(1,966)	(5,136)
Reserve additions	n/a	n/a	3,864	(4,887)	(1,023)
Production	n/a	n/a	(2,072)	-	(2,072)
December 31, 2000	16,096	4,929	21,025	5,929	26,954
Extensions and discoveries	3,064	176	3,240	665	3,905
Technical revisions	1,529	(3,730)	(2,201)	(3,057)	(5,258)
Acquisitions	1,339	743	2,082	35	2,117
Dispositions	-	-	-	-	-
Reserve additions	5,932	(2,811)	3,121	(2,357)	764
Production	(2,565)	-	(2,565)	-	(2,565)
December 31, 2001	**19,463**	**2,118**	**21,581**	**3,572**	**25,153**

Extensions and Discoveries

Development drilling was done in the Two Creek and Milo fields to increase recovery factors and to shift probable reserves to proven producing. There were also drilling additions in the Saskatchewan oil properties, Clarilaw and Bellegarde.

Technical Revisions

Revisions to prior periods were primarily the result of the selection of more conservative recovery factors on the Company's major properties, specifically in estimated gas cap and solution gas volumes at Two Creek, as well as lower recovery factors in various other properties.

Net Acquisitions and Dispositions

During 2002 the Company increased its working interest in its largest property, Two Creek from 80 to 100 percent through the acquisition of its partner's interest. Partner interests were also acquired at Steelman Unit #7 in Saskatchewan, increasing the Company's working interest in this operated oil property from 46 percent to 91 percent.

Reserve Life Index

The Company's reserve life index, based on the average 2001 production rate, is 5.9 years for proven and 7.7 years for proven plus probable crude oil and natural gas liquids reserves and 8.4 years for proven and 9.8 years for proven plus probable natural gas reserves.

	2001	2000	1999
Crude Oil & NGL			
Production *(mbbls)*	**675.0**	477.1	293.1
Proven reserves *(mbbls)*	**3,958**	4,425	3,081
Proven reserve life index *(years)*	**5.86**	9.28	10.51
Proven plus probable reserves *(mbbls)*	**5,173**	5,669	4,078
Proven plus probable reserve life index *(years)*	**7.66**	11.88	13.91
Natural Gas			
Production *(mmcf)*	**2,564.7**	2,092.7	1,381.0
Proven reserves *(mmcfcf)*	**21,581**	21,025	19,232
Proven reserve life index *(years)*	**8.42**	10.05	13.93
Proven plus probable reserves *(mmcfcf)*	**25,153**	26,954	30,048
Proven plus probable reserve life index *(years)*	**9.81**	12.88	21.75

Production Profile

Presented below is the GLJ reserve production profile for the Company.

The GLJ production profile does not account for the Company's planned exploratory activities for 2002 and beyond.

Production Profile


4,000
3,000
2,000
1,000
0
BOE PER DAY
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Total Proved
Total Proved Plus Probable

Present Value of Reserves

Revenue projections presented are based in part on forecasts of market prices, currency exchange rates, inflation, market demand and government policy which are subject to many uncertainties and may in future differ materially from forecasts utilized in these calculations. They do not deduct future general and administrative expenses or well and facility abandonment costs and assume the continuance of current laws and regulations. The discounted values presented do not necessarily represent fair market value of the reserves.

($ millions, before income taxes)

	2001				2000				1999			
Discount *(%)*	**0**	**10**	**12**	**15**	0	10	12	15	0	10	12	15
Proven												
- Producing	**102.5**	**69.9**	**65.9**	**60.7**	116.4	75.8	71.3	65.6	38.3	26.4	25.0	23.2
- Non producing	**8.0**	**5.6**	**5.2**	**4.8**	25.1	10.8	9.7	8.5	37.5	20.4	18.7	16.6
Total proven	**110.5**	**75.5**	**71.1**	**65.5**	141.5	86.6	81.0	74.1	75.8	46.8	43.7	39.8
Probable	**27.2**	**13.3**	**12.0**	**10.5**	36.3	21.2	19.6	17.6	29.3	16.1	14.7	13.0
Proven plus Probable	**137.7**	**88.8**	**83.1**	**76.0**	177.8	107.8	100.6	91.7	105.1	62.9	58.4	52.8

Yearly and Cumulative Net Operating Income

Total Proven - Undiscounted

Yearly and Cumulative Net Operating Income


25000
20000
15000
10000
5000
0
$ Thousand
120000
100000
80000
60000
40000
20000
0
$ Thousand
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Net Operating Income
Net Capital Investment
Cumulative Net Operating Income

* *Net of Capital investment required to produce proven non producing reesrves*

Net Future Capital Expenditures

The reserve report incorporates future capital expenditure requirements to bring proven non-producing and probable reserves on production as well as to maintain proven producing reserves.

Undiscounted *($ thousands)*	**2001**	2000	1999
Proven - producing	**212**	374	0
Proven - Non producing	**2,226**	1,364	1,432
Proven	**2,438**	1,738	1,432
Probable	**1,586**	4,637	4,182
Proven plus probable	**4,024**	6,375	5,614

Pricing Assumptions

The pricing forecast presented below, has been prepared by Gilbert Laustsen Jung Associates Ltd. as at January 1, 2002. The pricing presented for 2000 and 1999 were prepared by Paddock Lindstrom Associates Ltd. They have been utilized in determining the reserves and cash flow forecasts in this section.

	Crude Oil (1) (US $/bbl)			Crude Oil (2) (Cdn $/bbl)			Natural Gas (3) (Cdn $/mbtu)		
Year	**2001**	2000	1999	**2001**	2000	1999	**2001**	2000	1999
1998	**14.43**			**20.09**			**2.02**		
1999	**19.24**			**27.35**			**2.91**		
2000	**30.20**		26.00	**44.33**		36.77	**5.01**		3.52
2001	**25.90**	27.00	21.00	**39.13**	39.91	29.00	**6.34**	7.35	3.35
2002	**20.00**	24.00	20.50	**30.75**	34.80	27.85	**4.30**	5.36	3.25
2003	**21.00**	23.00	20.91	**31.25**	32.78	28.00	**4.65**	4.89	3.15
2004	**21.00**	23.00	21.33	**30.50**	32.27	28.56	**4.70**	4.44	3.05
2005	**21.00**	23.46	21.75	**29.50**	32.43	29.13	**4.70**	4.45	3.11
2006	**21.25**	23.93	22.19	**29.50**	33.08	29.72	**4.70**	4.54	3.17
2007	**21.75**	24.41	22.63	**30.00**	33.74	30.31	**4.70**	4.63	3.23
2008	**22.00**	24.90	23.09	**30.50**	34.42	30.92	**4.70**	4.72	3.30
2009	**22.25**	25.39	23.55	**31.00**	35.11	31.53	**4.75**	4.82	3.36
2010	**22.50**	25.90	24.02	**31.50**	35.81	32.16	**4.80**	4.91	3.43
2011	**23.00**	26.42	24.50	**32.00**	36.52	32.81	**4.90**	5.01	3.50
2012	**23.25**	26.95	24.99	**32.50**	37.25	33.46	**4.95**	5.11	3.57
Thereafter	**+1.5%/yr**	+2.0%/yr	+2.0%/yr	**+1.5%/yr**	+2.0%/yr	+2.0%/yr	**+1.5%/yr**	+2.0%/yr	+2.0%/yr

(1) West Texas Intermediate at Cushing, Oklahoma
(2) Light Sweet at Edmonton, Alberta
(3) AECO-C Spot
Figures represent actual prices (shaded)

2001 Year End Reserves by Province

(at December 31, 2001)	Oil & NGL *(mbbls)*			Natural Gas *(bcf)*		
	Proven	Probable	Proven Plus Producing	Proven	Probable	Proven Plus Probable
Alberta	1,545	568	2,113	9.8	2.2	12.0
British Columbia	-	-	-	11.4	1.4	12.8
Saskatchewan	1,780	402	2,182	0.4	-	0.4
Manitoba	633	244	877	-	-	-
	3,958	1,214	5,172	21.6	3.6	25.2

Additional Disclosure on Reserves

For more disclosure on the Company's reserves see Summary of Estimated Reserves in the Annual Information Form.


119,516
80,092
61,349
98
99
01

Total Capitalization
($ Thousands)

CAPITALIZATION & FINANCIAL RESOURCES

The Company's total capitalization increased 49 percent to $119.5 million during 2001 with a market value of common shares representing 73 percent of total capitalization. Debt and working capital represented 15 percent of total capitalization, while site restoration and future income taxes accounted for 12 percent. The market value of the Company's common shares increased to $87.2 million as a result of increased outstanding shares and an increase in the Company's share price.

Total Market Capitalization

($ thousand except per share amounts)	**2001**	**%**	2000	%	1999	%
Common share outstanding	**22,087**		15,029		14,922	
Share price [1]	**3.95**		2.75		2.50	
Market value of common shares	**87,245**	**73**	41,330	52	37,305	61
Class B share outstanding *(thousands)*			1,170		1,171	
Share price [2]			4.80		3.25	
Market value of Class B share [2]			5,616	7	3,805	6
Total market capitalization	**87,245**	**73**	46,946	59	41,110	67
Working capital deficiency *(Surplus)*	**(562)**		5,517		2,951	
Bank debt	**17,976**		16,409		9,418	
Total debt	**17,414**	**15**	21,926	27	12,369	20
Site restoration and reclamation	**1,682**	**1**	847	1	334	1
Future incomes taxes	**13,175**	**11**	10,373	13	7,536	12
Total capitalization	**119,516**	**100**	80,092	100	61,349	100
Total debt to total capitalization *(%)*	**15**		27		20	

(1) Represents the last price of the year that the Common Shares traded on the CDNX.
(2) Represents the last price of the year that the Class B shares traded on the CDNX. During 2001 the Class B shares were converted to Common shares.

At December 31, 2001 the Company had outstanding on its credit facility approximately $18 million and had positive working capital of $0.56 million, totaling $17.4 of total net debt. This total debt level represents approximately 1.00 times 2001 cash flow form operations. The Company has a $35 million credit facility and is well positioned to execute its plans for 2002.


2.30
1.50
0.97
98 99 01

Debt To Trailing Cash Flow
(Times)

Key Debt Ratios

($ thousands)	**2001**	2000	1999
Working capital deficiency *(Surplus)*	**(562)**	5,517	2,951
Bank debt	**17,976**	16,409	9,418
Total debt	**17,414**	21,926	12,369
Debt to cash flow ratio			
Cash flow from operations	**17,916**	14,604	5,367
Total debt	**17,414**	21,926	12,369
Years cash flow to repay total debt - trailing	**0.97**	1.50	2.30
Asset coverage ratio			
Total assets	**81,935**	65,325	41,871
Total debt	**17,414**	21,926	12,369
Asset coverage	**4.71**	2.98	3.39
Total debt/equity ratio			
Total debt	**17,414**	21,926	12,369
Shareholders' equity	**40,964**	23,800	18,613
Total debt/equity	**0.43**	0.92	0.66

EMERGING ACCOUNTING ISSUES

The Company has reviewed the latest emerging accounting issues and determined that the only relevant issue that could impact the Company in 2002 is the Emerging Issues Committee ("EIC") position on Balance Sheet Classification of Callable Debt Obligations and Debt Obligations Expected to be Refinanced (EIC-122) ("the Abstract"). The general principal under the Abstract is that non-current classification of debt in a debtor's balance sheet should be based on facts existing at the balance sheet date rather than on expectations regarding future refinancing or renegotiations. If the creditor has at that date, or will have within one year from that date, the unilateral right to demand immediate payment of any portion or all of the debt under any provision of the debt agreement, the obligation should be classified as a current liability. It is recommended that the Abstract be applied prospectively and should be applied to financial statements for periods beginning on or after January 1, 2002. The Company's credit facility allows the bank debt to be classified as long term and hence the financial statements will not be impacted by the prospective application of this accounting treatment.

OUTLOOK AND PROSPECTS FOR FUTURE GROWTH

Progress remains confident of our ability to achieve success and future growth. The Company believes it can deliver base growth of 15 to 20 percent during 2002 from its internal exploration and development program inventory. This growth will be derived from a $12.3 million budgeted capital program approved by the Board of Directors. The 2002 internal program will consist of development activities on existing properties, creation of new exploratory prospects and the building of an inventory of exploitation opportunities on controlled lands.

The Company plans on capital expenditures beyond the budgeted levels focused on –

- Consolidating and on-trend acquisitions
- Opportunity driven new core acquisitions
- Significant exploratory partnerships that would be regionally complimentary to the Company's focused areas.

These expenditures are opportunity driven and will occur only if the Company is able to identify and execute on transactions that it deems to be economic and strategic.

2002 Capital Budget

($ million)	
Land and seismic	2.5
Drilling and completions	8.4
Equipment	1.4
Acquisitions and related exploitation	Yes - *Opportunity Driven*
Total	12.3

2002 Sensitivities

($ thousands)	Cash Flow From Operations	Earnings
Impact on 2002:		
Change in West Texas Intermediate oil price by US$1.00 per barrel	1,000	625
Change in average field price of natural gas by Cdn$0.10 per mcf	230	145
Change in value of Cdn dollar compared to US dollar by Cdn$0.01	150	90
Change of 1% in prime interest rates	220	140

* *Sensitivity calculations are based on the 2002 budget and assume a US dollar exchange rate of $1.5748.*

RISK ASSESSMENT

There are a number of risks facing participants in the Canadian oil and gas industry. Some of the risks are common to all businesses while others are specific to the sector. The following reviews the general and specific risks and includes Progress' approach to managing these risks.

Commodity Risks

Finding

Oil and gas exploration requires manpower and capital to generate and test exploration concepts. The eventual testing of a concept will not necessarily result in the discovery of economic reserves. Progress attempts to minimize finding risk by ensuring that:

- The majority of prospects have multi-zone potential.
- Activity is focused in core regions where expertise and experience is greatest.
- Number of wells drilled is large enough to increase the probability of statistical success rates.
- Working interests are targeted at over 60 percent in new prospects.
- Geophysical techniques are utilized where appropriate.

Investment Risk Profile

The Company's investment selection process is based on risk analysis to ensure capital expenditures balance the objectives of immediate cash flow growth (development activity) and future cash flow from the discovery of reserves (exploration). This careful prospect selection process can yield consistent and efficient results. The Company will focus its activity in core areas, allowing it to leverage off its experience and knowledge in these areas. The Company attempts to limit investment risk by maintaining a broad range of investment choices and by continually investing a portion of its annual budget to prospect generation for future years. The Company uses farm-outs to minimize risk on plays it considers higher risk.

Production

Beyond exploration risk, there is the potential that the Company's oil and natural gas reserves may not be economically produced at prevailing prices. Progress minimizes this risk by generating exploration prospects internally, targeting high quality products and attempting to operate the associated project. Operational control allows the Company to control costs, timing, method and sales of production. Production risk is also minimized by concentrating exploration efforts in regions where facilities and infrastructure are Progress-owned, or the Company can control the future development of new facilities and infrastructure.

Reserve Estimates

Estimates of economically recoverable oil and natural gas reserves (including natural gas liquids) and the future net cash flows they generate are based upon a number of variable factors and assumptions, such as commodity prices, projected production from the properties, the assumed effects of regulation by government agencies and future operating costs. All of these estimates may vary from actual results. Estimates of the recoverable oil and natural gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net revenues expected may vary. The Company's actual production, revenues, taxes, development and operating expenditures with respect to its reserves may vary from such estimates, and such variances could be material.

The Company's independent engineering firm, Gilbert Laustsen Jung Associates Ltd. ("GLJ"), uses a deterministic approach in the estimation of reserves. Reserves are assessed using a discrete value for each parameter in the calculation of reserves, such that the resultant reserve value is consistent with the certainty level associated with the reserve classification. Where deemed appropriate, risk modeling is utilized to determine reserve probability distributions. Regardless of which method is employed, the following definitions are followed by GLJ in their analysis:

- Proven Reserves: Those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservior which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

- Probable Reserves: Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

Financial and Liquidity Risks

Progress relies on various sources of funding to support its growing capital expenditure program:

- Internally generated cash flow provides the minimum level of funding on which the Company's annual capital expenditures program is based.
- Debt may be utilized to expand capital programs when it is deemed appropriate.
- New equity, if available and if on favorable terms, and be utilized to expand exploration programs.

Cash flow is influenced by factors, which the Company cannot control, such as commodity prices, the US/Cdn exchange rate, interest rates and changes to existing government regulations and tax policies. Should circumstances affect cash flow in a detrimental way, Progress would respond by increasing debt to within the Company's self-imposed debt guideline or reducing capital expenditures.

Environmental and Safety Risks

There are potential risks to the environment inherent in the business activities of the Company. The Board of Directors has reviewed and approved policies and procedures covering environmental risks, emergency response and employee safety. These policies and procedures are designed to protect and maintain the environment with respect to all corporate operations on behalf of shareholders, employees and the public at large. The Company mitigates environmental and safety risks by maintaining modern facilities, complying with all provincial and federal environmental and safety regulations and maintaining adequate insurance.

The Company has estimated future site restoration and abandonment costs will total $6.7 million and has recognized $0.8 million through increased depletion in 2001. The Company reviews its site restoration and abandonment obligations annually and adjusts its provision based on current costs.

Inflation Risks

Inflation risks subject the Company to potential erosion of product netbacks. For example, increasing domestic prices for oil and natural gas production equipment and services can inflate the costs of operations.

Supply of Service and Production Equipment

The supply of service and production equipment at competitive prices is critical to the ability to add reserves at a competitive cost and produce these reserves in an economic and timely fashion. In periods of increased activity these services and supplies can become difficult to obtain. The Company attempts to mitigate this risk by developing strong long term relationships with suppliers and contractors and maintains an appropriate inventory of production equipment.

Risk Management

The objectives of Progress' Risk Management Policy is to secure the capital program and cover debt payments by ensuring that budgeted cash flow levels are attained through the minimization of exposure to commodity price, foreign exchange and interest rate volatility. The objectives are achieved through the use of financial instruments or through fixed price contracts for the delivery of physical volumes. The program is subject to certain targets and guidelines as approved by the Board of Directors from time to time. Effective controls and procedures are in place to ensure that the mandate is followed.

Marketing Risks

Demand for crude oil and natural gas produced by the Company exists within Canada and the US, however, crude oil prices are affected by worldwide supply and demand fundamentals while natural gas prices are affected by North American supply and demand fundamentals. Demand for natural gas liquids is dictated predominantly by demand for petrochemicals in North American and off-shore markets. Progress mitigates the risks as follows:

- Crude oil production is generally of a high quality and hence not subject to adverse quality differentials.
- Natural gas is connected to mature pipeline infrastructure that operates with minimal interruptions.
- Exploration efforts target high quality oil and liquid rich natural gas reserves.
- Exploration efforts are concentrated in core regions where marketing expertise levels are highest. Marketing synergies can be achieved with the existing production base.
- Sale arrangements vary in term and pricing structure to develop a portfolio to minimize risk of exposure to any one market.
- Financial instruments are used where appropriate to manage commodity price volatility.

Technology Risks

The Company relies on information technology to manage its day to day operations and perform reporting obligations including the preparation of financial statements, reporting to joint partners and various governments in relation to payment of royalties and taxes.

($ thousands except per share amounts)	Three Months Endend 2001 March 31	June 30	Sept. 30	Dec 31	Annual 2001
FINANCIAL HIGHLIGHTS					
Income Statement					
Petroleum and Natural Gas Sales	10,113	9,508	7.457	6,124	33,202
Cash Flow from Operations	5,372	4,682	3,954	3,908	17,916
Per Share - Basic	0.30	0.25	0.22	0.20	0.98
Per Share - Diluted	0.28	0.25	0.22	0.19	0.94
Net Earnings	2,635	2,450	1,061	(491)	5,655
Per Share - Basic	0.15	0.13	0.06	(0.03)	0.31
Per Share - Diluted	0.14	0.13	0.06	(0.02)	0.30
Balance Sheet					
Capital Spending					
Land Acquisitions and Retention	257	305	311	135	1,008
Geological and Geophysical	509	362	178	274	1,323
Drilling and Completions	4,724	1,297	3,705	2,176	11,902
Equipping and Facilities	1,788	362	1,360	706	4,216
Net Property Acquisitions *(Dispositions)*	(76)	187	1,315	5,519	6,945
Corporate Assets	5	3	-	17	25
	7,207	2,516	6,869	8,827	25,419
Total Debt					
Bank Debt	18,325	28,803	25,986	17,976	
Working Capital Deficiency *(Surplus)*	5,776	(6,895)	115	(562)	
	24,101	21,908	26,101	17,414	
Shareholders' Equity	26,095	28,545	28,355	40,964	
Common Share Information *(thousands except where otherwise stated)*					
Shares Outstanding at End of Period					
- Common	14,909	14,909	17,494	22,087	
- Class B Shares	1,170	1,170	-	-	
Weighted Average Shares Outstanding for the Period					
- Basic	18,063	18,402	17,734	19,170	
- Diluted	19,268	19,056	18,368	20,180	
Volume Traded During Quarter - CDNX	461	504	589	3,354	
Common Share Price ($) - CDNX					
- High	3.75	4.25	3.35	4.05	
- Low	2.45	3.30	2.49	2.30	
- Closing	3.75	3.35	2.49	3.95	

($ thousands except per share amounts)	Three Months Ended 2001 March 31	June 30	Sept. 30	Dec 31	Annual 2001
OPERATIONAL HIGHLIGHTS					
Production					
Natural Gas *(mcf/d)*	4,635	7,735	7.949	7,745	7,027
Crude Oil and Natural Gas Liquids *(bbls/d)*	1,895	1,728	1,831	1,943	1,849
Total *(BOE/d) (6:1)*	2,667	3,017	3,156	3,233	3,020
Total *(BOE/d) (10:1)*	2,358	2,502	2,626	2,717	2,551
Pricing					
Natural Gas *($/mcf)*	8.80	5.64	2.77	2.90	4.57
Crude Oil an Natural Gas Liquids *($/bbl)*	37.79	35.20	32.25	22.72	31.81
Selected Highlights *($BOE)*					
Weighted Average Sales Price	42.13	34.63	25.68	20.59	30.12
Royalties, net of ARTC	9.50	6.58	3.93	3.20	5.61
Production Expenses	4.68	4.65	4.53	4.60	4.61
Netbacks	27.94	23.40	17.22	12.79	19.90
General and Administrative	0.18	0.82	1.04	1.60	0.95
Depletion and Depreciation	8.11	8.35	8.82	10.67	9.05
Net Earnings	10.98	8.92	3.65	(1.65)	5.13
Gross Drilling Results					
Natural Gas	6	0	0	0	6
Crude Oil	2	0	8	3	13
Dry	3	0	1	0	4
	11	0	9	3	23
Success Rate *(%)*	73	-	89	100	83
Net Drilling Results					
Natural Gas	1.4	0	0	0	1.4
Crude Oil	1.1	0	5.4	2.8	9.3
Dry	0.8	0	1.0	0	1.8
	3.3	0	6.4	2.8	12.5
Success Rate *(%)*	76	-	84	100	86

02 JUN 12 AM 11:40

BC FORM 51-901F

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
PROGRESS ENERGY LTD.	01/12/31	02/04/05

ISSUER ADDRESS
1110, 520 – 5 AVENUE SW

CITY / PROVINCE / POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
CALGARY / ALBERTA / T2P 3R7	(403) 216-2514	(403) 216-2510

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
STEVEN A. ALLAIRE	VP FINANCE & CFO	(403)216-2510 X121

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
SALLAIRE@PROGRESSENERGY.COM	WWW.PROGRESSENERGY.COM

CERTIFICATE

The two schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
(Signed) *"Terry D. Svarich"*	TERRY D. SVARICH	02/03/07
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
(Signed) "*John M. Stewart*"	JOHN M. STEWART	02/03/07

MANAGEMENT'S REPORT

The accompanying financial statements of Progress Energy Ltd. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with generally accepted accounting principles and include certain amounts based on estimates and judgements. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Progress Energy Ltd. maintains appropriate systems of internal accounting and administrative controls of high quality. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors, composed entirely of outside directors, meets regularly with management, as well as the external auditors, to discuss auditing (external and joint venture), internal controls, accounting policy and financial reporting matters. The Committee reviews the financial statements and Management's Discussion and Analysis and recommends their approval to the Board of Directors. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by KPMG LLP, the external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

David D. Johnson
President and CEO

Steven A. Allaire
Vice President Finance and CFO

Calgary, Canada
February 28, 2002

AUDITORS REPORT

To the Shareholders of Progress Energy Ltd.

We have audited the consolidated balance sheets of Progress Energy Ltd. as at December 31, 2001 and 2000 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with accounting principles generally accepted in Canada.

KPMG LLP

KPMG LLP Chartered Accountants
Calgary, Canada
February 28, 2002

CONSOLIDATED BALANCE SHEETS

As at December 31 ($ thousands)	2001	2000
Assets		
Current		
Cash and short-term investments	-	68
Accounts receivable	**8,009**	7,818
Other	**691**	493
	8,700	8,379
Property, plant and equipment *(Note 2)*	**73,235**	56,946
	81,935	65,325
Liabilities and Shareholders' Equity		
Current		
Accounts payable	**8,138**	11,820
Income and other taxes payable	-	2,076
	8,138	13,896
Bank debt *(Note 3)*	**17,976**	16,409
Site restoration and abandonment	**1,682**	847
Future income taxes *(Note 5)*	**13,175**	10,373
	40,971	41,525
Shareholders' Equity		
Share capital and warrants *(Note 4)*	**29,608**	17,156
Retained earnings	**11,356**	6,644
	40,964	23,800
	81,935	65,325

Commitments *(Note 8)*

See accompanying notes to the financial statements

Approved on behalf of the Board:

Gary E Perron Director

David D. Johnson Director

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

Year ended December 31 ($ thousands except per share amounts)	2001	2000	1999
Revenues			
Petroleum and natural gas	**33,202**	29,593	11,160
Royalties	**(6,183)**	(6,851)	(2,514)
Other	**-**	-	2
	27,019	22,742	8,648
Expenses			
Operating	**5,084**	4,170	2,162
General and administrative	**1,046**	664	544
Financing charges	**1,253**	946	341
Depletion and depreciation	**9,975**	5,913	3,411
	17,358	11,693	6,458
Earnings before taxes	**9,661**	11,049	2,190
Taxes			
Capital taxes	**482**	534	234
Current income taxes *(Note 5)*	**1,238**	1,824	-
Future income taxes *(Note 5)*	**2,286**	2,821	884
	4,006	5,179	1,118
Net earnings	**5,655**	5,870	1,072
Retaining earnings, beginning of year	**6,644**	1,399	327
Redemption of shares	**(943)**	(625)	-
Retained earnings, end of year	**11,356**	6,644	1,399
Net earnings per share *(Note 4)*			
Basic	**0.31**	0.30	0.06
Diluted	**0.30**	0.29	0.06

See accompanying notes

Year ended December 31 ($ thousands except per share amounts)	2001	2000	1999

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2001	2000	1999
Cash provided by (used in):			
Operations			
Net earnings	**5,655**	5,870	1,072
Depletion and depreciation	**9,975**	5,913	3,411
Future income taxes	**2,286**	2,821	884
Cash flow from operations	**17,916**	14,604	5,367
Changes in non-cash working capital	**(6,147)**	2,634	(1,723)
	11,769	17,238	3,644
Financing			
Increase (decrease) in bank debt	**1,567**	6,991	9,418
Issue of shares	**13,750**	302	3,748
Redemption of shares	**(1,725)**	(969)	-
	13,592	6,324	13,166
Investing			
Capital asset additions	**(25,419)**	(23,494)	(18,802)
Site restoration and abandonment	**(10)**	-	-
	(25,429)	(23,494)	(18,802)
Increase (decrease) in cash	**(68)**	68	(1,992)
Cash and short-term investments, beginning of year	**68**	-	1,992
Cash and short-term investments, end of year	**-**	68	-
Cash flow from operations per share			
Basic	**0.98**	0.76	0.29
Diluted	**0.94**	0.71	0.28

See accompanying notes to the financial statements

1. SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS AND BASIS OF PRESENTATION

Progress Energy Ltd. (the "Company") operates in the oil and gas industry in British Columbia, Alberta, Saskatchewan and Manitoba. The financial statements include the accounts of the Company and its subsidiaries and are stated in Canadian dollars and have been have been prepared in accordance with generally accepted accounting principles in Canada.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and partnership.

CASH AND SHORT-TERM INVESTMENTS

Cash and short term investments consist of cash in the bank, less outstanding cheques and short-term deposits with a maturity of less than three months.

OIL AND NATURAL GAS OPERATIONS

The Company follows the full cost method of accounting for petroleum and natural gas operations. All costs related to the acquisition of exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include lease acquisition costs, geological and geophysical expenses, carrying charges of non-producing property, costs of drilling both productive and non-productive wells, petroleum and natural gas production equipment and overhead charges related to exploration and development activities.

Proceeds from the disposition of oil and gas properties are credited to the capitalized costs except for dispositions, which would significantly alter the rate of depletion and depreciation, in which case a gain or loss would be recorded.

DEPLETION AND DEPRECIATION

Capitalized costs in each cost center, together with estimated future capital costs associated with proven reserves, are depleted and depreciated using the unit-of-production method based on estimated gross proven reserves of petroleum and natural gas as determined by independent engineers. For purposes of this calculation, reserves and production are converted to equivalent units of oil based on relative energy content. Costs of significant unproved properties are excluded from the depletion calculation.

In applying the full cost method, the Company restricts the capitalized costs less accumulated depletion and depreciation, future income taxes and the accumulated provision for future site restoration costs to an amount equal to estimated future net revenues from proven reserves, based on year-end prices and costs, plus unproved properties. Estimated future capital costs, recurring general and administrative expenses, future financing costs, future site restoration costs, and income taxes are deducted in determining future net revenues. Any costs carried on the balance sheet in excess of the ceiling test limits are charged to current operations as additional depletion.

A provision for future site restoration costs is calculated using the unit of production method. Costs are estimated each year by management based upon current regulations and industry practices. The annual charge is recorded as additional depletion and depreciation. Actual costs incurred are charged against the accumulated liability.

Office equipment is recorded at cost and is depreciated over the useful life of the assets on a declining balance basis at 20%.

JOINT OPERATIONS

Substantially all of the exploration and production activities are conducted jointly with others and accordingly, the Company only reflects its proportionate interest in such activities.

FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments from time to time to hedge its exposure to commodity price and foreign exchange fluctuations. Most of the transactions are related to an underlying physical position or to future oil and natural gas production and this hedging relationship is or is expected to be effective. Derivative financial instruments not designated as hedges are recorded at fair value at inception and changes in the fair value are recognized in earnings.

Gains and losses on financial instruments designated as hedges are deferred and are recognized in the period and in the same financial category in which the revenues or expenses associated with the hedged transactions are recognized.

Premiums paid on the purchase of put options are deferred and amortized over the life of the contract. Premiums received on the sale of call options are recorded as liabilities and changes in the fair value of the liabilities are recognized in earnings.

MEASUREMENT UNCERTAINTY

The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

INCOME TAXES

The Company follows the liability method of accounting for income taxes. Temporary differences arising from the differences between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

FLOW-THROUGH SHARES

The resource expenditure deductions for income tax purposes relate to exploratory and development activities funded by flow-through share arrangements and are renounced to investors in accordance with income tax legislation. An estimate of the additional tax liability to be incurred and included in the future tax provision is recognized and charged to share capital at the time the resource expenditure deductions for income tax purposes are renounced to investors.

STOCK BASED COMPENSATION PLAN

Consideration paid by directors, officers and employees on the exercise of stock options under the stock option plan is recorded as share capital. No compensation expense is recognized with respect to stock options as the exercise price equals the market price of shares on the date of the grant.

PER SHARE INFORMATION

Per share information is calculated on the basis of the weighted average number of common shares outstanding during the fiscal year. Diluted per share information reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effects of stock options and other dilutive instruments.

2. PROPERTY, PLANT AND EQUIPMENT

($ thousands)	**2001**	2000
Petroleum and natural gas properties	**92,170**	66,777
Other assets	**406**	380
	92,576	67,157
Accumulated depletion and depreciation	**(19,341)**	(10,211)
Net book value	**73,235**	56,946

During the year ended December 31, 2001, the Company capitalized $0.7 million (2000 - $0.6 million,) of general and administrative expenses related to exploration and development activities. As at December 31, 2001, the depletion calculation excluded unproved properties of $4.7 million (2000 - $3.7 million). As at December 31, 2001, the Company estimated its future site restoration costs to be $6.7 million (2000 - $5.3 million).

3. BANK DEBT

($ thousands)	2001	2000
Direct advances	**514**	-
Bankers' acceptances	**17,462**	16,409
Total bank debt	**17,976**	16,409

The Company has a revolving term credit facility available up to $35 million with a Canadian bank. The facility is available on a revolving basis for a period of 364 days until May 31, 2002. On this date, at the Company's discretion, the facility is available on a non-revolving basis for a one year term until May 31, 2003, at which time the facility would be due and payable. Alternatively the facility may be extended for a further 364 day period at the request of the Company and subject to approval by the bank. The credit facility is secured by a $150 million fixed and floating charge debenture on the assets of the Company and it is subject to a semi-annual and annual review by the lender.

Borrowing is available by way of direct advances or Bankers' Acceptances and the facility provides for various interest rates and Banker Acceptance fee options, which are based on market rates in effect from time to time.

4. SHARE CAPITAL

Authorized

Unlimited number of voting Common Shares, without par value.

Unlimited number of voting Class B Shares

Issued

($ thousands except share amounts)	Number	Amount
Common Shares		
Balance at December 31, 1999	14,922,000	10,727
Issued on exercise of stock options	485,000	257
For cash, pursuant to flow-through private placement	12,500	35
Tax effect on flow-through shares renounced	-	(16)
For cash, pursuant to private placement	4,000	10
Redemption of shares	(394,800)	(340)
Balance at December 31, 2000	15,028,700	10,673
Issued on conversion of Class B Shares	3,018,600	6,483
Issued on exercise of stock options	397,500	535
For cash, pursuant to flow-through private placement	700,000	1,701
Tax effect on flow-through shares renounced	-	(788)
For cash, pursuant to private placements	3,553,498	11,873
Share issue expense net of tax effect of $270,976	-	(364)
Redemption of shares	(610,900)	(781)
Balance at December 31, 2001	**22,087,398**	**29,332**

($ thousands except share amounts)	Number	Amount
Class B Shares		
Balance at December 31, 1999	1,170,900	6,487
Redemption of shares	(900)	(4)
Balance at December 31, 2000	1,170,000	6,483
Conversion to Common Shares	(1,170,000)	(6,483)
Balance at December 31, 2001	-	-
Warrants		
Balance at December 31, 2000	-	-
Issued pursuant to flow-through private placements	700,000	154
Issued pursuant to private placement	553,498	122
Balance December 31, 2001	1,253,498	276
Total Share Capital and Warrants	-	29,608

CONVERSION OF CLASS B SHARES TO COMMON SHARES

On July 6, 2001, the Company exercised its option to convert the issued and outstanding Class B Shares. As a result of the conversion, 2.58 Common Shares were issued for each issued and outstanding Class B Share. The conversion resulted in the issuance of 3,018,600 Common Shares for all the issued and outstanding Class B Shares of the Company.

ISSUE AND REDEMPTION/CANCELLATION OF SHARES:

On November 20, 2001 the Company issued, on a private placement basis to certain officers of the Company, 553,498 units, with each unit consisting of one Common Share and one Warrant, for $2.43 per unit and 700,000 units, with each unit consisting of one flow-through Common Shares and one Warrant, for $2.65 per unit. Total consideration for all 1,253,498 units was $3.2 million which included a value of $0.22 per Warrant for a total of $0.3 million.

On December 3, 2001 the Company issued on a private placement basis, 3,000,000 Common Shares for a gross consideration of $10.7 million.

During the year, 397,500 Common Shares were issued on the exercise of stock options by employees and directors of the Company. Total consideration was $0.5 million.

During 2001, the Company purchased and cancelled 610,900 Common Shares for a total consideration of $1.7 million pursuant to the normal course issuer bids (the "Bid") approved by the Canadian Venture Exchange. Of these totals, 119,400 Common Shares were purchased and cancelled for a total consideration of $0.3 million under a Bid that expired on March 29, 2001 and 491,500 Common Shares were purchased and cancelled for a total consideration of $1.4 million under a Bid that expires July 17, 2002. Of the total consideration paid, $0.8 million, being the adjusted cost base of the shares for the Company, was charged to share capital and the balance of $0.9 million was charged to retained earnings. Under the Bid that expires July 17, 2002, the Company can purchase up to 896,395 Common Shares.

FLOW-THROUGH SHARE EXPENDITURES

Pursuant to the November 20, 2001 flow-through share offering, the Company has renounced $1.8 million of qualifying expenditures effective December 31, 2001. Of the total qualifying expenditures renounced, all costs will be incurred in 2002.

WARRANTS

Pursuant to the November 20, 2001 private placement, the Company issued 1,253,498 units consisting of one Common Share and one Warrant. The Warrants were valued at $0.22 per Warrant for a total of $0.3 million. One Common Share may be issued for each Warrant at a price of $2.65 per share. The Warrants are exercisable on or after November 5, 2002 and expire November 5, 2004.

STOCK OPTIONS

Under the terms of the stock option plan (the "Plan"), directors, officers and employees are eligible to be granted options to purchase Common Shares. The Plan provides for the granting of up to 10 percent of the issued and outstanding Common Shares of the Company. As at December 31, 2001, the Company could grant up to 2,208,740 options.

The following table sets forth a reconciliation of the Plan activity through December 31, 2001:

$ except share amounts	Number of options	Weighted average exercise price	Number exercisable at year-end	Weighted average exercise price
Balance, December 31, 1999	1,346,250	0.95	701,250	0.59
Granted	605,000	2.23	-	-
Exercised	(485,000)	0.53	-	-
Cancelled	(110,000)	2.40	-	-
Balance, December 31, 2000	1,356,250	1.55	471,563	1.06
Granted	1,107,750	2.55	-	-
Exercised	(397,500)	1.35	-	-
Balance, December 31, 2001	**2,066,500**	**2.12**	**776,250**	**1.57**

The following table sets forth additional information related to stock options outstanding at December 31, 2001:

Range of exercise price *($/share)*	Number of options	Weighted average exercise price ($/share)	Weighted average years to expiry	Number of options	Weighted average exercise price ($/share)
0.50 – 1.99	440,000	0.94	1.74	342,500	0.80
2.00 – 2.99	1,525,750	2.37	3.79	433,750	2.17
3.00 – 3.55	100,750	3.55	4.96	-	-
0.50 – 3.55	2,066,500	2.12	3.27	776,250	1.57

EARNINGS AND CASH FLOW PER SHARE:

"Basic" earnings and cash flow per share are calculated using the weighted average number of Common Shares and Class B Shares outstanding during the period. The Common Shares and Class B Shares are considered in aggregate due to the equal participation rights of these shares. At December 31, 2001, the conversion ratio of 2.58 Common Shares for each Class B Share was used to convert the Class B Shares to Common Shares for the purposes of determining the weighted average number of shares for basic per share calculations (see Issued and redemption/cancellation of shares above). The weighted average number of Common Shares for the years ended 2000 and 1999 were calculated using respective closing trading prices on the CDNX of $2.75 on the December 31, 2000 and $2.50 on December 31, 1999. For the year ended December 31, 2001, the weighted average number of shares outstanding of 18,202,595 (2000 - 19,316,807, 1999 - 18,413,874) was used for basic per share calculations.

"Diluted" earnings and cash flow per share are calculated using the treasury stock method that assumes any proceeds received by the Company upon the exercise of in-the-money stock options would be used to buy back Common Shares at the average market price for the period. As with the basic per share calculations, the Common Shares and Class B Shares are considered in aggregate. At December 31, 2001, the conversion ratio of 2.58 Common Shares for each Class B Share was used to convert the Class B Shares to Common Shares for the purposes of determining the weighted average number of shares for diluted per share calculations (see Issued and redemption/cancellation of shares above). For the years ended December 31, 2000 and 1999, the average price of Common Shares traded on the CDNX through out the year of $2.38 and $2.41 respectively were used to convert the Class B Shares to Common Shares instead of the closing trading price at year-end. At December 31, 2001, the weighted average number of shares outstanding of 18,979,720 (2000 - 20,569,743, 1999 - 19,106,711) was used for diluted per share calculations.

5. INCOME TAXES

Future income taxes

($ thousands)	**2001**	2000
Excess of carrying value of capital assets over tax basis	**13,242**	10,934
Site restoration and abandonment allowance	**(546)**	(378)
Recognition of benefits of share issue costs	**(309)**	(183)
Flow-through share renouncements to be incurred in the following year	**788**	-
	13,175	10,373

Income tax expense (current and future)

($ thousands)	**2001**	2000	1999
Net income before taxes	**9,661**	11,049	2,190
Corporate income tax rate	**43.3%**	44.6%	44.6%
Expected future income taxes	**4,183**	4,928	977
Add (deduct):			
Non-deductible crown charges	**2,332**	2,272	745
Resource allowance	**(2,499)**	(2,485)	(764)
Alberta royalty tax credit	**(217)**	-	-
Other	**(275)**	(70)	(74)
	3,524	4,645	884

6. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital

($ thousands)	**2001**	2000
Accounts receivable	**(191)**	(5,059)
Deposits and prepaids	**(198)**	(233)
Accounts payable	**(3,682)**	5,952
Income and other taxes payable	**(2,076)**	1,974
	(6,147)	2,634

Cash interest and taxes paid

($ thousands)	**2001**	2000
Cash interest	**1,219**	957
Cash income and other taxes	**3,766**	384

7. FINANCIAL INSTRUMENTS

The Company's financial instruments recognized in the balance sheet consist of accounts receivable, accounts payable and bank debt. The fair value of these financial instruments approximate their carrying amounts.

The Company is party to certain off-balance sheet derivative financial instruments, consisting of crude oil and natural gas swap contracts. The Company enters into these contracts for the purpose of protecting its future earnings and cash flow for operations from the volatility of crude oil and natural gas commodity prices. The swap contracts reduce the fluctuations in petroleum and natural gas revenues by locking in fixed forward prices on a portion of its crude oil and natural gas production.

COMMODITY PRICE CONTRACTS

The Company has entered into several short-term arrangements for both oil and natural gas. For the year ended December 31, 2001, the Company realized a net loss of $96 thousand (2000 - $581 thousand) on its oil and natural gas price risk management.

Contracts outstanding in respect to financial instruments as at December 31, 2001 were as follows:.

Contract	*Volume*	*Strike Price*	*Term*
Crude Oil			
Put option	1,300 bbls/d	US$20.00	Jan 01/02 - Mar 31/02
Call option	1,300 bbls/d	US$22.00	Jan 01/02 - Mar 31/02
Costless Collar*	500 bbls/d	US$18.00 - US$22.02	Apr 01/02 - Sep 30/02
Swap	500 bbls/d	US$20.00	Apr 01/02 - Sep 30/02
Natural Gas			
Costless Collar*	4,000 GJs/d	CA$3.00 - CA$4.50	Jan 01/02 - Mar 31/02
Costless Collar*	4,000 GJs/d	CA$3.25 - CA$4.50	Apr 01/02 - Oct 31/02

**costless collar strike price indicates minimum floor and maximum ceiling*

At December 31, 2001 the estimated the fair value of the above financial instrument transactions were as follows:

($ thousands receivable (payable))	
Crude oil swap*	(82)
Crude oil options*	13
Natural gas options	259

**based on Canadian dollar exchange rate of 1.5926 per U.S. dollar*

The above estimated fair values are based on the market value of these instruments as at year-end and represent the amounts the Company would receive or pay to terminate the contracts at year-end.

Credit Risk

The Company may be exposed to certain losses in the event of non-performance by counterparties to these contracts. The Company mitigates this risk by entering into transactions with highly rated major financial institutions. The Company sells substantially all of its production to two primary purchasers under normal industry sale and payment terms. The Company's accounts receivable are with customers and joint venture partners in the petroleum and natural gas business and are subject to normal credit risks.

8. COMMITMENTS

The Company has certain lease commitments for its office premises through to November 30, 2002. As at December 31, 2001, the payments due under these commitments are approximately $113 thousand. Subsequent to year-end, the Company entered into a commitment to lease additional office space from April 1, 2002 through to June 30, 2005. Total lease commitments on the existing and new office space are as follows:

Year Commitment ($ thousands)	
2002	282
2003	335
2004	335
2005	196

c4187
r f BC-Progress-Energy-acqui 04-15 0798
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Progress Announces Acquisition of Campion Resources

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Listed: TSE
Symbol: PGX

CALGARY, AB, April 15 /CNW/ - Progress Energy Ltd. ("Progress") and Campion Resources Ltd. ("Campion") (CDNX - CPR) announce that they have entered into an agreement (the "Agreement") whereby Progress will offer to purchase all of the issued and outstanding common shares of Campion. The consideration offered will be 0.40 of a Progress common share for each Campion common share (the "Offer").

The Board of Directors of Campion has unanimously agreed to recommend acceptance of the Offer. Certain shareholders, including the management and directors of Campion, holding 29% of the issued and outstanding common shares of Campion have agreed to tender to the Offer. The Agreement provides that Campion shall not, directly or indirectly, solicit or initiate any inquiries, discussions or negotiations with any third party with respect to any take-over proposal. Campion has agreed to pay a non-completion fee to Progress in the amount of $1.0 million under certain circumstances.

"Campion provides Progress with two new natural gas growth regions, one in the Fort St. John area of northeast British Columbia, which we are very familiar with and the other in east central Alberta," stated Progress President and CEO, David D. Johnson. "The acquisition provides us with a strategic growth platform with existing operations and good land positions, which we feel confident we can successfully and aggressively develop into key operating areas". Progress will be attributing value to goodwill in this transaction.

Highlights of the transaction:

- Proven reserves are 4.2 million barrels of oil equivalent ("boe" computed on a 6 mcf to 1 boe basis), including 22.6 bcf of natural gas reserves and 400,000 barrels of crude oil and natural gas liquids.

- Proven developed producing reserves account for 81% of the total proven reserves.

- Current production is approximately 1,600 boe per day, including 8,800 mcf per day of natural gas production and 130 barrels of crude oil and natural gas liquids per day.

- Over 85% of production is operated with an average working interest of 80%.

- The total value of the Offer is approximately $35.5 million, based on the close of market April 12, 2002, including the assumption of net debt of approximately $15.5 million resulting in costs of $8.45 per proven boe and $22,200 per producing boe per day.

- The acquisition also provides undeveloped land of over 63,000 net acres.

- Management expects the transaction to be accretive to cash flow and net asset value per share.

Following the acquisition, Progress will have, on a combined basis, the following:

- Proven reserves of 11.7 million boe comprised of 44.2 bcf of natural gas and 4.3 million barrels of oil and natural gas liquids.

- Current daily average production of over 4,870 boe per day comprised of approximately 17,800 mcf per day of natural gas and 1,900 barrels of crude oil and natural gas liquids per day.

- Undeveloped land of approximately 160,000 net acres.

- Basic shares outstanding of approximately 26.2 million (an increase of 3.6 million).

- Net debt of approximately $32.7 million.

FirstEnergy Capital Corp. acted as financial advisor to Progress and has provided an opinion to the Board of Directors that the offer is fair to Progress. Waterous Securities Inc. has provided to Campion a verbal opinion that the Offer is fair, from a financial point of view, to the holders of common shares of Campion.

Progress expects that the Offer will be mailed to holders of common shares of Campion in late April and will be open for 35 days. The offer is subject to all necessary regulatory approvals and to customary conditions, including that a minimum of 66 2/3% of Campion shares, calculated on a fully diluted basis, be tendered.

Progress and Campion are Calgary, Alberta, Canada based crude oil and natural gas exploration, development and production companies.

Mr. David Johnson
President & Chief Executive Officer
Progress Energy Ltd.
1400, 440 - 2nd Avenue S.W.
Calgary, Alberta, Canada
T2P 5E9
Phone: (403) 216-2510
Fax: (403) 216-2514
Email: ir(at)progressenergy.com
Web: www.progressenergy.com

Mr. Scott Ratushny
President & Chief Executive Officer
Campion Resources Ltd.
Suite 710, 300 - 5th Avenue S.W.
Calgary, Alberta
T2P 3C4
Phone: (403) 216-8730
Fax: (403) 216-8740

%SEDAR: 00009589E

-0- 04/15/2002

/For further information: Progress Energy Ltd. - Mr. David Johnson, President & Chief Executive Officer, Phone: (403) 216-2510, Fax: (403) 216-2514; Campion Resources Ltd. - Mr. Scott Ratushny, President & Chief Executive Officer, Phone: (403) 216-8730, Fax: (403) 216-8740/

(PGX.)

CO: Progress Energy Ltd.
ST: Alberta
IN: OIL
SU:

-30-

CNW 08:10e 15-APR-02

02 JUN 12 AM 11:12

MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

Progress Energy Ltd.
1400, 440 – 2nd Avenue S.W.
Calgary, Alberta, T2P 5E9

2. **Date of Material Change:**

April 15, 2002

3. **News Release**

A press release disclosing the details outlined in this material change report was issued by Progress Energy Ltd. ("Progress" or the "Company") on April 15, 2002 and disseminated through the facilities of Canada NewsWire.

4. **Summary of Material Change:**

Progress and Campion Resources Ltd. ("Campion") announced that they entered into an agreement (the "Agreement") whereby Progress will offer to purchase all of the issued and outstanding common shares of Campion. The consideration offered will be 0.40 of a Progress common share for each Campion common share (the "Offer").

5. **Full Description of Material Change:**

Progress and Campion announced that they entered into an agreement the Agreement whereby Progress will offer to purchase all of the issued and outstanding common shares of Campion. The consideration offered will be 0.40 of a Progress common share for each Campion common share (the "Offer").

The Board of Directors of Campion has unanimously agreed to recommend acceptance of the Offer. Certain shareholders, including the management and directors of Campion, holding approximately 29% of the issued and outstanding common shares of Campion have agreed to tender to the Offer. The Agreement provides that Campion shall not, directly or indirectly, solicit or initiate any inquiries, discussions or negotiations with any third party with respect to any take-over proposal. Campion has agreed to pay a non-completion fee to Progress in the amount of $1.0 million under certain circumstances.

Highlights of the transaction:

- Proven reserves are 4.2 million barrels of oil equivalent ("boe" computed on a 6 mcf to 1 boe basis), including 22.6 bcf of natural gas reserves and 400,000 barrels of crude oil and natural gas liquids.

- Proven developed producing reserves account for 81% of the total proven reserves.

- Current production is approximately 1,600 boe per day, including 8,800 mcf per day of natural gas production and 130 barrels of crude oil and natural gas liquids per day.

- Over 85% of production is operated with an average working interest of 80%.

- The total value of the Offer is approximately $35.5 million, based on the close of market April 12, 2002, including the assumption of net debt of approximately $15.5 million resulting in costs of $8.45 per proven boe and $22,200 per producing boe per day.

- The acquisition also provides undeveloped land of over 63,000 net acres.

Following the acquisition, Progress will have, on a combined basis, the following:

- Proven reserves of 11.7 million boe comprised of 44.2 bcf of natural gas and 4.3 million barrels of oil and natural gas liquids.

- Current daily average production of over 4,870 boe per day comprised of approximately 17,800 mcf per day of natural gas and 1,900 barrels of crude oil and natural gas liquids per day.

- Undeveloped land of approximately 160,000 net acres.

- Basic shares outstanding of approximately 26.2 million (an increase of 3.6 million).

- Net debt of approximately $32.7 million.

Progress expects that the Offer will be mailed to holders of common shares of Campion in late April and will be open for 35 days. The offer is subject to all necessary regulatory approvals and to customary conditions, including that a minimum of 66 2/3% of Campion shares, calculated on a fully diluted basis, be tendered.

6. **Reliance on Section 118(2) of the *Securities Act*:**

Not Applicable

7. **Omitted Information:**

Not Applicable

8. **Senior Officer:**

For further information, please contact:

Steven Allaire
Progress Energy Ltd.
1400, 440 – 2nd Avenue S.W.
Calgary, Alberta, T2P 5E9
Telephone (403) 216-2510

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED April 18, 2002, at Calgary, Alberta.

(signed)Steven Allaire
Steven Allaire
Vice President, Finance and Chief Financial Officer
Progress Energy Ltd.

cc: Toronto Stock Exchange

c8739
r f BC-Progress-management 04-26 0328
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Progress Announces Senior Management Additions

Listed: TSX
Symbol: PGX

CALGARY, April 26 /CNW/ - David D. Johnson, President and CEO of Progress Energy Ltd. announces additions to the senior management team.

Mr. Neil Samis - Vice President Production
Neil brings over 26 years of experience in production, operations and engineering to Progress in this newly created position. He was a key member of the Fletcher Challenge Oil and Gas Inc. executive team that was responsible for managing growth from 3,500 - 35,000 barrel equivalents per day during the period 1990 to 2001. Neil is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and holds a degree in Petroleum Engineering.

Mr. Daniel Topolinsky - Vice President Exploration
With 22 years of industry experience, the majority spent in exploration roles leading ultimately to the position of Vice President Exploration with Renaissance Energy Ltd., Daniel brings a broad knowledge of the Western Canadian Sedimentary Basin as well as a successful track record to Progress. Daniel holds degrees in both economics and geology and is a member of the Canadian Society of Petroleum Geologists, the American Association of Petroleum Geologists and the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Mssrs. Samis and Topolinsky join the other members of the Progress executive team of Steve Allaire - Vice President Finance and CFO; Michael Culbert - Vice President Marketing and Business Development; Ed Kalthoff - Vice President Land.

Progress is a Calgary, Alberta, Canada based crude oil and natural gas exploration, development and production company.

The Toronto Stock Exchange has not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
%SEDAR: 00009589E

-0- 04/26/2002
/For further information: Mr. David Johnson, President & Chief Executive Officer, Mr. Steven Allaire, Vice President & Chief Financial Officer, Progress Energy Ltd., Phone: (403) 216-2510, Fax: (403) 216-2514, Email: ir(at)progressenergy.com, Web: www.progressenergy.com/
(PGX.)

CO: Progress Energy Ltd.
ST: Alberta
IN: OIL
SU: PER

-30-

CNW 11:42e 26-APR-02

c4088
r f BC-Progress-1st-Quarter 05-09 4933
News release via Canada NewsWire, Calgary 403-269-7605

02 JUN 12 AM 11:12

Attention Business/Financial Editors:
Progress Reports Q1 Results - Establishes New Core Areas

CALGARY, May 9 /CNW/ - Progress Energy Ltd. is pleased to release its first quarter results.

<<

HIGHLIGHTS

Three months ended	March 31, 2002	March 31, 2001
Financial		
($ thousands, except per share amounts)		
Gross revenue	6,099	10,113
Cash flow from operations	3,349	5,372
Basic per share	0.15	0.30
Diluted per share	0.14	0.28
Net earnings	160	2,635
Basic per share	0.01	0.15
Diluted per share	0.01	0.14
Capital expenditures	4,987	7,207
Operations Production		
Crude oil and liquids (bbls/d)	1,710	1,895
Natural gas (mcf/d)	8,083	4,635
Total production (boe/d (at) 6:1)	3,057	2,667
Average sales price		
Crude oil and liquids ($/bbls)	24.73	37.79
Natural gas ($/mcf)	3.15	8.80
Netback per boe (6:1) ($)		
Petroleum and natural gas sales	22.17	42.13
Royalties	3.66	9.50
Operating expenses	4.34	4.68
Operating netback	14.17	27.94

>>

ACCOMPLISHMENTS

- Established an entry point into the new core area of Fort St. John, British Columbia with the proposed acquisition of Campion Resources Ltd. announced April 15, 2002.
- Built a second core area centered in West Central Alberta with undeveloped land under control increasing from 6,880 acres to 46,531 acres, an increase of 680 percent.
- Significantly increased drillable prospect inventory of both exploration and exploitation opportunities.
- Completed formation of our Executive Team with the hiring of Neil Samis - Vice President, Production and Daniel Topolinsky - Vice President, Exploration.
- Listing on the Toronto Stock Exchange with the first trade March 28, 2002 under our original symbol PGX.

NEW MEMBERS OF MANAGEMENT AND BOARD

Mr. Neil Samis - Vice President Production

Neil brings over 26 years of experience in production, operations and engineering to Progress in this newly created position. He was a key member of the Fletcher Challenge Oil and Gas Inc. executive team that was responsible for managing growth from 3,500 - 35,000 barrel equivalents per day during the period 1990 to 2001. Neil is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and holds a degree in Petroleum Engineering.

Mr. Daniel Topolinsky - Vice President Exploration

With 22 years of industry experience, the majority spent in exploration roles leading ultimately to the position of Vice President Exploration with Renaissance Energy Ltd., Daniel brings a broad knowledge of the Western Canadian Sedimentary Basin as well as a successful track record to Progress. Daniel holds degrees in both economics and geology and is a member of the Canadian Society of Petroleum Geologists, the American Association of Petroleum Geologists and the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Board of Directors

The Company is also pleased to announce that Mr. John M. Stewart has been appointed as non-executive Chairman of Progress Energy Ltd. and that Mr. Frederic C. Coles has been elected to the Board of Directors.

Mr. Stewart is a founder of ARC Financial Corporation ("ARC") and has been with ARC since 1989. Mr. Stewart led most of ARC's major advisory engagements with particular emphasis on deal structuring, negotiation and closing of corporate transactions. Mr. Stewart has been Vice-Chairman of ARC since September 1997. Mr. Stewart has been a director of the Company since November 2000.

Mr. Coles is a professional engineer and has over 35 years of business experience. From November 1994 until March 15, 2002 he was Executive Chairman of Applied Terravision Systems Inc., a software development company. From 1972 until 1994 he was Chairman and President of Coles Gilbert Associates Ltd., a consulting engineering firm. Mr. Coles currently is a director of a number of publicly listed resource corporations. Mr. Coles was elected to the Board of Directors on March 7, 2002.

FINANCIAL REVIEW

On a barrel of oil equivalent basis the production for the first quarter of 2002 was 3,057 boe per day compared to 2,667 boe per day during the same quarter of 2001. Oil and liquids production for the first quarter averaged 1,710 bbls per days compared to 1,895 bbls per day during the same period in 2001. Natural gas production increased to 8,083 mcf per day compared to 4,635 mcf per day in the first quarter of 2001.

Revenues decreased 40 percent to $6.1 million from $10.1 million, while cash flow decreased 38 percent to $3.3 million from $5.4 million. This is largely due to lower commodity prices during the quarter compared to the first quarter of 2001. Crude oil and liquids prices averaged $24.73 per barrel during the quarter compared to $37.79 during the same quarter in 2001. Natural gas prices averaged $3.15 per mcf during the quarter compared to $8.80 during the first quarter of 2001. Earnings decreased $0.2 million from $2.6 million largely as a result of the lower commodity prices. On a per share basis, basic cash flow for the first quarter was $0.15 per share compared to $0.30 per share in 2001. Diluted cash flow per share was $0.14 per share compared to $0.28 per share in the first quarter of 2001.

Capital expenditures for the first quarter was $5.0 million compared to $7.2 million during the first quarter of 2001. Progress Energy's total debt at the end of the quarter was $18.5 million compared to $21.5 million at March 31, 2001.

As at May 8, 2002 the issued and outstanding common shares in the Company were 22,584,898. The Company also has options outstanding of 2,102,000 and warrants outstanding of 1,253,498 as at May 8, 2002.

On March 28, 2002 the Company began trading on The Toronto Stock Exchange ("TSX") under it's original symbol "PGX". In conjunction with the Company's listing on the TSX its listing on the Canadian Venture Exchange ceased.

OPERATIONS REVIEW

During the first quarter the company drilled two successful development wells and constructed an 11.4 km sales pipeline at our Milo natural gas field located in northeastern British Columbia. This area is only accessible during winter conditions. All activities were completed by April 1 with working interest production now approximately 5.0 mmcfd.

The balance of activity was focused in the Two Creek area of Central Alberta. Capital projects associated with the enhancement of our central battery were conducted during the first quarter to minimize down time and improve operating costs. This activity continued through the end of the quarter with project completion expected during the month of May.

Looking forward into the second and third quarters, the company expects to drill 10-15 wells targeting new hydrocarbon accumulations in Central Alberta, Fort St. John, British Columbia and Southeastern Saskatchewan.

ACQUISITION OF CAMPION RESOURCES LTD.

On April 15, 2002 Progress announced that it had entered into an agreement whereby Progress would offer to purchase all of the issued and outstanding common shares of Campion Resources Ltd. The consideration offered is 0.40 of a Progress common share for each Campion common share.

The Board of Directors of Campion unanimously agreed to recommend acceptance of the Offer. Certain shareholders, including the management and directors of Campion, holding 29% of the issued and outstanding common shares of Campion have agreed to tender to the Offer. The Agreement provides that Campion shall not, directly or indirectly, solicit or initiate any inquiries, discussions or negotiations with any third party with respect to any take-over proposal. Campion has agreed to pay a non-completion fee to Progress in the amount of $1.0 million under certain circumstances.

Campion provides Progress with two new natural gas growth regions, one in the Fort St. John area of northeast British Columbia, which we are very familiar with and the other in east central Alberta. The acquisition provides Progress with a strategic growth platform with existing operations and good land positions, which we feel confident we can successfully and aggressively develop into key operating areas. Progress will be attributing value to goodwill in this transaction.

Highlights of the transaction:

- Proven reserves are 4.2 million barrels of oil equivalent ("boe" computed on a 6 mcf to 1 boe basis), including 22.6 bcf of natural gas reserves and 400,000 barrels of crude oil and natural gas liquids.
- Proven developed producing reserves account for 81% of the total proven reserves.
- Current production is approximately 1,600 boe per day, including 8,800 mcf per day of natural gas production and 130 barrels of crude oil and natural gas liquids per day.
- Over 85% of production is operated with an average working interest of 80%.
- The total value of the Offer is approximately $35.5 million, based on the close of market April 12, 2002, including the assumption of net debt of approximately $15.5 million resulting in costs of $8.45 per proven boe and $22,200 per producing boe per day.
- The acquisition also provides undeveloped land of over 63,000 net acres.
- Management expects the transaction to be accretive to cash flow and net asset value per share.

Following the acquisition, Progress will have, on a combined basis, the following:

- Proven reserves of 11.7 million boe comprised of 44.2 bcf of natural gas and 4.3 million barrels of oil and natural gas liquids.
- Current daily average production of over 4,870 boe per day comprised of approximately 17,800 mcf per day of natural gas and 1,900 barrels of crude oil and natural gas liquids per day.
- Undeveloped land of approximately 160,000 net acres.
- Basic shares outstanding of approximately 26.2 million (an increase of 3.6 million).
- Net debt of approximately $32.7 million.

FirstEnergy Capital Corp. acted as financial advisor to Progress and has provided an opinion to the Board of Directors that the offer is fair to Progress.

Progress has mailed to holders of common shares of Campion an Offer to Purchase which will be open until 6:00 p.m. on June 3, 2002 unless withdrawn or extended. The offer is subject to all necessary regulatory approvals and to customary conditions, including that a minimum of 66 2/3% of Campion shares, calculated on a fully diluted basis, be tendered.

OUTLOOK

As we continue the pursuit of building a quality company, we must remain flexible with respect to the opportunities available. During the first quarter we were successful in establishing Progress in two areas which are expected to develop into core operating districts. The Fort St. John area entry is being accomplished through the recently proposed takeover of Campion Resources Ltd. while the West Central Alberta project area was significantly expanded via two exploration partnerships (large industry farmins) complemented by active freehold leasing and crown acquisition programs. Although these areas are being established using differing methodologies, the net result is similar in that cornerstone positions have been created from which we can grow.

As we entered 2002, it was anticipated that property acquisition opportunities would become available as industry players reduced debt and rationalized assets following the consolidation phase of 2001. Improved commodity prices appear to have slowed the majority of disposition initiatives reinforcing the need for a full cycle program encompassing exploration and exploitation complemented by land and property acquisitions.

Looking forward to the balance of the year, Progress will focus on grass roots drilling as well as acquisitions targeting consolidation and on trend opportunities in our core operating districts. Activities aimed at continuous improvements in efficiencies including rationalization of non-core properties and operating costs initiatives will also be a priority.

Success in the oil and gas industry is achieved through the execution of a winning business plan. The key ingredient of which is quality people. Progress has built such a team. Over the past months several additions have been made to compliment the skill sets of our existing staff. We also have been successful in completing the formation of the management team as well as adding to our Board of Directors. Joining Progress during March was Neil Samis, Daniel Topolinsky and Fred Coles. We welcome all of our new business associates to Progress and look forward to a successful and rewarding future together.

Forward Looking Statements - Certain information regarding Progress Energy Ltd. set forth in this document, including management's assessment of Progress Energy Ltd.'s future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Progress Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, current fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Progress Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, of if any of them do so, what benefits that Progress Energy Ltd. will derive therefrom.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis as provided by the management of Progress Energy Ltd. ("Progress" or the "Company") should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2002 and March 31, 2001 and the audited financial statements for the year ended December 31, 2001.

BOE PRESENTATION

For the purposes of calculating unit costs, natural gas is converted to a barrel equivalent ("BOE") using six thousand cubic feet equal to one barrel unless otherwise stated. This conversion conforms with the Canadian Securities Regulators proposed National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities. Boe's are very approximate comparative measure that, in some cases, could mislead particularly if used in isolation.

PRODUCTION

For the three months ended March 31, 2002, Progress increased production 15 percent to 3,057 boe per day compared to 2,667 boe per day for the same period in 2001.

<<

Production Summary	March 31, 2002	March 31, 2001	December 31, 2001
Production for Three Months Ended			
Oil and liquids (bbls)	153,887	170,513	178,714
Natural gas (mcf)	727,463	417,118	712,494
Daily Production			
Oil and liquids (bbls/d)	1,710	1,895	1,943
Natural gas (mcf/d)	8,083	4,635	7,744
Total (boe/d)	3,057	2,667	3,233

>>

Oil and liquids production for the first quarter of 2002 decreased 10 percent to 1,710 bbls per day from 1,895 bbls per day for the same period in 2001. Oil and liquids production decreased 12 percent when comparing the first quarter of 2002 to the fourth quarter of 2001. This decrease is mainly due to a decrease in oil production at Two Creek as a result of downtime encountered during the first quarter related to infrastructure. These problems will be rectified during the second quarter of 2002 as a result of facility enhancements initiated during the first quarter.

Natural gas production increased 74 percent to 8,083 mcf per day during the first quarter of 2002 compared to 4,635 mcf per day for the first quarter of 2001. Natural gas production increased 4 percent when comparing the first quarter of 2002 to the fourth quarter of 2001. This increase in natural gas production is due largely to the successful 2001 winter drilling program at Milo as well as an increase in natural gas production at Two Creek. Progress completed a successful development drilling program at Milo in the winter of 2002 with two additional wells being placed on production in late March of

2002.

REVENUES

During the three months ended March 31, 2002, revenues decreased 40 percent to $6.1 million from $10.1 million for the same period in 2001. This decrease resulted mainly from the decrease in commodity prices received during the period. Oil and liquids prices decreased 35 percent to $24.73 per bbl from $37.79 per bbl, while natural gas prices decreased 64 percent to $3.15 per mcf from $8.80 per mcf. The 10 percent decrease in crude oil production contributed to the decrease in revenues for the first quarter of 2002. This was mitigated by the 74 percent increase in natural production during the same period.

ROYALTIES

For the three months ended March 31, 2002, royalties decreased 56 percent to $1.0 million from $2.3 million for the same period in 2001. On a boe basis, royalties decreased 61 percent to $3.66 from $9.50 as a result of lower prices received for oil and liquids and natural gas during the first quarter of 2002.

OPERATING EXPENSES

Operating expenses increased 6 percent to $1.2 million in the first quarter of 2002 compared to $1.1 million during the same period in 2001. On a boe basis, operating expenses decreased 7 percent to $4.34 from $4.68 due to higher production during the quarter.

GENERAL AND ADMINISTRATIVE EXPENSES

During the first quarter of 2002, gross general and administrative expenses increased 2.9 percent to $0.72 million from $0.70 million in the first quarter of 2001. The increase resulted mainly from the increase in full-time and contract staff required as a result of the increased size of the Company's operations.

For the respective periods, net general and administrative expenses increased to $0.30 million from $0.04 million. The apparent increase is attributed to the unusually high overhead recoveries received during the first quarter of 2001. On a boe basis, net general and administrative increased to $1.10 per boe from $0.18 per boe.

FINANCING CHARGES

Financing charges decreased 55 percent during the first quarter of 2002 to $0.14 million from $0.30 million for the same period in 2001 as result of the decrease in bank debt. On a boe basis, financing charges decreased to $0.50 from $1.25 as a result of the lower bank debt and higher production.

INCOME AND CAPITAL TAXES

During the first quarter of 2002, capital taxes decreased 19 percent to $0.11 million from $0.14 million during the first quarter of 2001. The decrease is due mainly to lower capital taxes associated with lower prices received for production in Southeast Saskatchewan. On a boe basis, capital taxes decreased to $0.41 from $0.58 for the respective periods.

For the three months ended March 31, 2002, income taxes decreased 84 percent to $0.3 million from $1.8 million during the same period in 2001. Lower commodity prices were the main factors that led to a decrease in the Company's lower pre-tax earnings. On a boe basis, income taxes decreased to $0.97 from $3.29 for the respective periods. Based on the Company's forecast for 2002, Progress does not anticipate that it will pay any current income taxes during the year.

DEPLETION AND DEPRECIATION

For the three months ended March 31, 2001, depletion and depreciation of capital assets and the provision for site restoration and abandonment increased 50 percent to $2.9 million from $1.9 million for the same period in 2001. On a boe basis depletion and depreciation and site restoration and abandonment increased to $10.62 from $8.11 as a result of higher production achieved during the first quarter of 2002 and a reduced reserve base in 2001.

<<

LIQUIDITY AND CAPITAL RESOURCES

Debt to cash flow ratio

($ Thousands)	March 31, 2002	March 31, 2001
Working capital deficit	2,789	5,776
Long-term debt	15,733	18,325
	18,522	24,101
Cash flow from operations - annualized ($000s)	24,397	21,488
Debt to annualized quarterly cash flow	0.8:1	1.1:1

CAPITAL PROGRAM

Capital Expenditures ($ Thousands)	Three Months Ended March 31 2002	2001
Land acquisitions and retention	424	257
Geological and geophysical	475	509
Drilling and completions	2,371	4,724
Equipping and facilities	1,506	1,788
Net property acquisitions (dispositions)	74	(76)
Other	137	5
	4,987	7,207
Funded by		
Cash flow from operations	3,349	5,134
Working capital	3,350	497
Long-term debt	(2,243)	1,916
Equity	531	(340)
	4,987	7,207

CONSOLIDATED BALANCE SHEETS

($ Thousands)	March 31, 2002	December 31, 2001
ASSETS	(Unaudited)	
Current		
Accounts receivable	12,140	8,009
Other	751	691

	12,891	8,700
Property, plant and equipment	75,543	73,235
	88,434	81,935

LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	15,679	8,138
Long-term debt	15,733	17,976
Site restoration and abandonment	1,925	1,682
Future income taxes	13,437	13,176
	44,774	40,971
SHAREHOLDERS' EQUITY		
Share capital	30,144	29,608
Retained earnings	11,516	11,356
	41,660	40,964
	88,434	81,935

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

($ Thousands, except per share amounts)	Three months ended March 31 2002	2001
	(Unaudited)	
REVENUES		
Petroleum and natural gas	6,099	10,113
Royalties	(1,006)	(2,282)
	5,093	7,831
EXPENSES		
Operating	1,194	1,124
General and administrative	302	44
Financing charges	136	300
Depletion and depreciation	2,922	1,947
	4,554	3,415
Earnings before taxes	539	4,416
TAXES		
Capital taxes	112	138
Current income taxes	-	853
Future income taxes	267	790
	379	1,781
NET EARNINGS	160	2,635
Retained earnings, beginning of period	11,356	6,644

Redemption of shares	-	(237)
Retained earnings, end of period	11,516	9,042
NET EARNINGS PER SHARE		
Basic	0.01	0.15
Diluted	0.01	0.14

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ Thousands, except per share amounts)

	Three months ended March 31 2002	2001
Cash provided by (used in)	(Unaudited)	
Operations		
Net earnings	160	2,635
Depletion and depreciation	2,922	1,947
Future income taxes	267	790
Cash provided by operations	3,349	5,372
Changes in non-cash working capital	3,350	191
	6,699	5,563
Financing		
Increase (decrease) in long-term debt	(2,243)	1,916
Issue of shares, net of share issue costs	531	-
Redemption of shares	-	(340)
	(1,712)	1,576
Investing		
Capital asset additions	(4,987)	(7,207)
Increase (decrease) in cash	-	(68)
Cash , beginning of period	-	68
Cash, end of period	-	-
Cash flow from operations per share		
Basic	0.15	0.30
Diluted	0.14	0.28

>>

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

The interim financial statements of Progress Energy Ltd. (the "Company") have been prepared following the same accounting policies and methods of computation as the financial statements of the Company for the year ended December 31, 2001. The disclosures provided below are incremental to those included with and annual financial statements and certain disclosures , which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. These interim financial statements should be read in conjunction with the financial statements and notes thereto in the Company's annual report for the year ended December 31, 2001.

<<

2. LONG TERM DEBT

($ Thousands)	March 31, 2002	December 31, 2001
Direct advances	763	2,900
Banker's acceptances	14,970	15,425
Total long-term debt	15,733	18,325

3. SHARE CAPITAL

($ Thousands, except share amounts)	Number	Amount
Common Shares		
Balance at December 31, 2001	22,087,398	29,332
Issued on exercise of stock options	497,500	542
Share issue expense net of tax effect of $4,901		(6)
Balance at March 31, 2002	22,584,898	29,868
Warrants		
Balance at March 31, 2002	1,253,498	276
Total capital stock		30,144

a) Earning and cash flow per share

At March 31, 2002, the weighted average number of shares outstanding of 22,505,106 (March 31, 2001 - 18,062,559) was used for basic per share calculations.

At March 31, 2002, the weighted average number of shares outstanding of 23,974,072 (March 31, 2001 - 19,267,959) was used for diluted per share calculations.

b) Stock options

The following table sets forth a reconciliation of the stock option plan activity through to March 31, 2002.

($ except share amounts)	Number of options	Weighted average exercise price
Balance, December 31, 2001	2,066,500	2.12
Granted	173,000	5.15
Exercised	(497,500)	1.09

Balance, March 31, 2002	1,742,000	2.72

The Company accounts for its stock based compensation plan using the intrinsic-value method. Under this method, no costs are recognized in the financial statements for share options granted to employees or directors when the options are issued at market value. Effective January 1, 2002, Canadian Generally Accepted Accounting Principles require disclosure of the impact on net earnings using the fair value method for stock options issued on or after January 1, 2002. If the fair value method had been used, the Company's net earnings and net earnings per share would approximate the following pro forma amounts:

	March 31, 2002
Compensation Costs ($ Thousands)	7
Net Earnings:	
As reported	160
Pro forma	153
Net Earnings per Share:	
Basic	
As reported	0.01
Pro forma	0.01
Diluted	
As reported	0.01
Pro forma	0.01

The fair value of each option granted is estimated in the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

Risk free interest rate (%)	4.83
Expected life (years)	4.00
Expected volatility	0.24

4. SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in non-cash working capital

Three months ended ($ Thousands)	March 31, 2002	March 31, 2001
Accounts receivable	(4,131)	(5,195)
Other	(60)	(134)
Accounts payables	7,541	6,513
Income and other taxes payable	-	(993)
	3,350	191

b) Cash interest and taxes paid

Three months ended ($ Thousands)	March 31, 2002	March 31, 2001

Cash interest paid	121	240
Cash income and other taxes paid	139	1,984

5. FINANCIAL INSTRUMENTS

Commodity Price Contracts

The Company has not entered into any additional financial instruments since December 31, 2001. At March 31, 2002 the estimated fair value of the financial instrument transactions were as follows:

$ thousands receivable (payable)	
Crude oil swaps and options	(1,509)
Natural gas options	(312)

The above estimated fair values are based in the market value of these instruments as at March 31, 2002 and represent the amounts the Company would receive or pay to terminate the contracts at March 31, 2002.

6. SUBSEQUENT EVENTS

On April 15, 2002, the Company and Campion Resources Ltd. ("Campion") announced that they had entered into an agreement whereby the Company will offer to purchase all of the issued and outstanding common shares of Campion. The consideration offered will be 0.40 of a Progress common share for each Campion common share resulting in 3,634,766 Progress shares being issued. The value of the transaction, based on a closing price of Progress of $5.48 on April 12, 2002, is $19.9 million plus the assumption of Campion's debt. The transaction will be accounted for using the purchase method.

The offer is subject to all necessary regulatory approvals and to customary conditions, including that a minimum of 66 2/3 percent of Campion shares, calculated on a diluted basis be tendered.

SELECTED QUARTERLY INFORMATION
FINANCIAL HIGHLIGHTS
($ Thousands except per share amounts)

	Three Months Ended 2001				2002
	March 31	June 30	Sept. 30	Dec 31	March 31
Income Statement					
Petroleum and Natural Gas Sales	10,113	9,508	7.457	6,124	6,099
Cash Flow from Operations	5,372	4,682	3,954	3,908	3,349
Per Share - Basic	0.30	0.25	0.22	0.20	0.15
Per Share - Fully Diluted	0.28	0.25	0.22	0.19	0.14
Net Earnings	2,635	2,450	1,061	(491)	160
Per Share - Basic	0.15	0.13	0.06	(0.03)	0.01
Per Share - Fully Diluted	0.14	0.13	0.06	(0.02)	0.01
Balance Sheet					
Capital Spending					
Land Acquisitions and Retention	257	305	311	135	424
Geological and Geophysical	509	362	178	274	475

Drilling and Completions	4,724	1,297	3,705	2,176	2,371
Equipping and Facilities	1,788	362	1,360	706	1,506
Net Property Acquisitions (Dispositions)	(76)	187	1,315	5,519	74
Corporate Assets	5	3	-	17	137
	7,207	2,516	6,869	8,827	4,987
Total Debt					
Bank Debt	18,325	28,803	25,986	17,976	15,733
Working Capital Deficiency (Surplus)	5,776	(6,895)	115	(562)	2,789
	24,101	21,908	26,101	17,414	18,522
Shareholders' Equity	26,095	28,545	28,355	40,964	41,660
Common Share Information (Thousands except where otherwise stated)					
Shares Outstanding at End of Period					
Common	14,909	14,909	17,494	22,087	22,585
Class B Shares	1,170	1,170	-	-	-
Weighted Average Shares Outstanding for the Period					
Basic	18,063	18,402	17,734	19,170	22,505
Diluted	19,268	19,056	18,368	20,180	23,974
Volume Traded During Quarter	461	504	589	3,354	6,092
Common Share Price ($)					
High	3.75	4.25	3.35	4.05	6.15
Low	2.45	3.30	2.49	2.30	3.86
Closing	3.75	3.35	2.49	3.95	5.90

SELECTED QUARTERLY INFORMATION
OPERATIONAL HIGHLIGHTS

	Three Months Ended 2001				2002
	March 31	June 30	Sept. 30	Dec 31	March 31
Production					
Natural Gas (mcf/d)	4,635	7,735	7.949	7,745	8,083
Crude Oil and Natural Gas Liquids (bbls/d)	1,895	1,728	1,831	1,943	1,710
Total (boe/d) (6:1)	2,667	3,017	3,156	3,233	3,057
Total (boe/d) (10:1)	2,358	2,502	2,626	2,717	2,518
Pricing					
Natural Gas ($/mcf)	8.80	5.64	2.77	2.90	3.15
Crude Oil an Natural Gas Liquids ($/bbl)	37.79	35.20	32.25	22.72	24.73
Selected Highlights ($BOE)					
Weighted Average Sales Price	42.13	34.63	25.68	20.59	22.17
Royalties, net of ARTC	9.50	6.58	3.93	3.20	3.66
Production Expenses	4.68	4.65	4.53	4.60	4.34
Netbacks	27.94	23.40	17.22	12.79	14.17

General and Administrative	0.18	0.82	1.04	1.60	1.10
Depletion and Depreciation	8.11	8.35	8.82	10.67	10.62
Net Earnings	10.98	8.92	3.65	(1.65)	0.58
Gross Drilling Results					
Natural Gas	6	0	0	0	2
Crude Oil	2	0	8	3	0
Dry	3	0	1	0	0
	11	0	9	3	2
Success Rate (%)	73	-	89	100	100
Net Drilling Results					
Natural Gas	1.4	0	0	0	0.4
Crude Oil	1.1	0	5.4	2.8	-
Dry	0.8	0	1.0	0	-
	3.3	0	6.4	2.8	0.4
Success Rate (%)	76	-	84	100	100

>>
%SEDAR: 00009589E

-0- 05/09/2002

/For further information: Mr. David Johnson, President & Chief Executive Officer, Mr. Steven Allaire, Vice President Finance & Chief Financial Officer, Progress Energy Ltd., Phone: (403) 216-2510, Fax: (403) 216-2514, Email: ir(at)progressenergy.com,Web: www.progressenergy.com/
(PGX.)

CO: Progress Energy Ltd.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 19:43e 09-MAY-02

Progress Energy Ltd.

Progress

2002 QUARTERLY REPORT TO THE SHAREHOLDERS

FOR THE THREE MONTHS ENDING
MARCH 31, 2002

PROGRESS REPORTS Q1 RESULTS – ESTABLISHES NEW CORE AREAS

HIGHLIGHTS

Three months ended		March 31, 2002	March 31, 2001
Financial	*($ thousands, except per share amounts)*		
	Gross revenue	6,099	10,113
	Cash flow from operations	3,349	5,372
	Basic per share	0.15	0.30
	Diluted per share	0.14	0.28
	Net earnings	160	2,635
	Basic per share	0.01	0.15
	Diluted per share	0.01	0.14
	Capital expenditures	4,987	7,207
Operations	Production		
	Crude oil and liquids *(bbls/d)*	1,710	1,895
	Natural gas *(mcf/d)*	8,083	4,635
	Total production *(boe/d @ 6:1)*	3,057	2,667
	Average sales price		
	Crude oil and liquids *($/bbls)*	24.73	37.79
	Natural gas *($/mcf)*	3.15	8.80
	Netback per boe *(6:1) ($)*		
	Petroleum and natural gas sales	22.17	42.13
	Royalties	3.66	9.50
	Operating expenses	4.34	4.68
	Operating netback	14.17	27.94

ACCOMPLISHMENTS

- Established an entry point into the new core area of Fort St. John, British Columbia with the proposed acquisition of Campion Resources Ltd. announced April 15, 2002.
- Built a second core area centered in West Central Alberta with undeveloped land under control increasing from 6,880 acres to 46,531 acres , an increase of 680 percent.
- Significantly increased drillable prospect inventory of both exploration and exploitation opportunities.
- Completed formation of our Executive Team with the hiring of Neil Samis – Vice President, Production and Daniel Topolinsky – Vice President, Exploration.
- Listing on the Toronto Stock Exchange with the first trade March 28, 2002 under our original symbol PGX.

Progress is listed on the Toronto Stock Exchange, symbol PGX
For more information contact: David Johnson, President & CEO or Steven Allaire, Vice President Finance & CFO
Tel: (403) 216-2510 or Fax: (403) 216-2514 www.progressenergy.com

NEW MEMBERS OF MANAGEMENT AND BOARD

Mr. Neil Samis - Vice President Production

Neil brings over 26 years of experience in production, operations and engineering to Progress in this newly created position. He was a key member of the Fletcher Challenge Oil and Gas Inc. executive team that was responsible for managing growth from 3,500 – 35,000 barrel equivalents per day during the period 1990 to 2001. Neil is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and holds a degree in Petroleum Engineering.

Mr. Daniel Topolinsky – Vice President Exploration

With 22 years of industry experience, the majority spent in exploration roles leading ultimately to the position of Vice President Exploration with Renaissance Energy Ltd., Daniel brings a broad knowledge of the Western Canadian Sedimentary Basin as well as a successful track record to Progress. Daniel holds degrees in both economics and geology and is a member of the Canadian Society of Petroleum Geologists, the American Association of Petroleum Geologists and the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Board of Directors

The Company is also pleased to announce that Mr. John M. Stewart has been appointed as non-executive Chairman of Progress Energy Ltd. and that Mr. Frederic C. Coles has been elected to the Board of Directors.

Mr. Stewart is a founder of ARC Financial Corporation ("ARC") and has been with ARC since 1989. Mr. Stewart led most of ARC's major advisory engagements with particular emphasis on deal structuring, negotiation and closing of corporate transactions. Mr. Stewart has been Vice-Chairman of ARC since September 1997. Mr. Stewart has been a director of the Company since November 2000.

Mr. Coles is a professional engineer and has over 35 years of business experience. From November 1994 until March 15, 2002 he was Executive Chairman of Applied Terravision Systems Inc., a software development company. From 1972 until 1994 he was Chairman and President of Coles Gilbert Associates Ltd., a consulting engineering firm. Mr. Coles currently is a director of a number of publicly listed resource corporations. Mr. Coles was elected to the Board of Directors on March 7, 2002.

FINANCIAL REVIEW

On a barrel of oil equivalent basis the production for the first quarter of 2002 was 3,057 boe per day compared to 2,667 boe per day during the same quarter of 2001. Oil and liquids production for the first quarter averaged 1,710 bbls per days compared to 1,895 bbls per day during the same period in 2001. Natural gas production increased to 8,083 mcf per day compared to 4,635 mcf per day in the first quarter of 2001.

Revenues decreased 40 percent to $6.1 million from $10.1 million, while cash flow decreased 38 percent to $3.3 million from $5.4 million. This is largely due to lower commodity prices during the quarter compared to the first quarter of 2001. Crude oil and liquids prices averaged $24.73 per barrel during the quarter compared to $37.79 during the same quarter in 2001. Natural gas prices averaged $3.15 per mcf during the quarter compared to $8.80 during the first quarter of 2001. Earnings decreased $0.2 million from $2.6 million largely as a result of the lower commodity prices. On a per share basis, basic cash flow for the first quarter was $0.15 per share compared to $0.30 per share in 2001. Diluted cash flow per share was $0.14 per share compared to $0.28 per share in the first quarter of 2001.

Capital expenditures for the first quarter was $5.0 million compared to $7.2 million during the first quarter of 2001. Progress Energy's total debt at the end of the quarter was $18.5 million compared to $21.5 million at March 31, 2001.

As at May 8, 2002 the issued and outstanding common shares in the Company were 22,584,898. The Company also has options outstanding of 2,102,000 and warrants outstanding of 1,253,498 as at May 8, 2002.

On March 28, 2002 the Company began trading on The Toronto Stock Exchange ("TSX") under it's original symbol "PGX". In conjunction with the Company's listing on the TSX its listing on the Canadian Venture Exchange ceased.

OPERATIONS REVIEW

During the first quarter the company drilled two successful development wells and constructed an 11.4 km sales pipeline at our Milo natural gas field located in northeastern British Columbia. This area is only accessible during winter conditions. All activities were completed by April 1 with working interest production now approximately 5.0 mmcfd.

The balance of activity was focused in the Two Creek area of Central Alberta. Capital projects associated with the enhancement of our central battery were conducted during the first quarter to minimize down time and improve operating costs. This activity continued through the end of the quarter with project completion expected during the month of May.

Looking forward into the second and third quarters, the company expects to drill 10-15 wells targeting new hydrocarbon accumulations in Central Alberta, Fort St. John, British Columbia and Southeastern Saskatchewan.

ACQUISITION OF CAMPION RESOURCES LTD.

On April 15, 2002 Progress announced that it had entered into an agreement whereby Progress would offer to purchase all of the issued and outstanding common shares of Campion Resources Ltd. The consideration offered is 0.40 of a Progress common share for each Campion common share.

The Board of Directors of Campion unanimously agreed to recommend acceptance of the Offer. Certain shareholders, including the management and directors of Campion, holding 29% of the issued and outstanding common shares of Campion have agreed to tender to the Offer. The Agreement provides that Campion shall not, directly or indirectly, solicit or initiate any inquiries, discussions or negotiations with any third party with respect to any take-over proposal. Campion has agreed to pay a non-completion fee to Progress in the amount of $1.0 million under certain circumstances.

Campion provides Progress with two new natural gas growth regions, one in the Fort St. John area of northeast British Columbia, which we are very familiar with and the other in east central Alberta. The acquisition provides Progress with a strategic growth platform with existing operations and good land positions, which we feel confident we can successfully and aggressively develop into key operating areas. Progress will be attributing value to goodwill in this transaction.

Highlights of the transaction:

- Proven reserves are 4.2 million barrels of oil equivalent ("boe" computed on a 6 mcf to 1 boe basis), including 22.6 bcf of natural gas reserves and 400,000 barrels of crude oil and natural gas liquids.
- Proven developed producing reserves account for 81% of the total proven reserves.
- Current production is approximately 1,600 boe per day, including 8,800 mcf per day of natural gas production and 130 barrels of crude oil and natural gas liquids per day.
- Over 85% of production is operated with an average working interest of 80%.
- The total value of the Offer is approximately $35.5 million, based on the close of market April 12, 2002, including the assumption of net debt of approximately $15.5 million resulting in costs of $8.45 per proven boe and $22,200 per producing boe per day.
- The acquisition also provides undeveloped land of over 63,000 net acres.
- Management expects the transaction to be accretive to cash flow and net asset value per share.

Following the acquisition, Progress will have, on a combined basis, the following:

- Proven reserves of 11.7 million boe comprised of 44.2 bcf of natural gas and 4.3 million barrels of oil and natural gas liquids.
- Current daily average production of over 4,870 boe per day comprised of approximately 17,800 mcf per day of natural gas and 1,900 barrels of crude oil and natural gas liquids per day.
- Undeveloped land of approximately 160,000 net acres.
- Basic shares outstanding of approximately 26.2 million (an increase of 3.6 million).
- Net debt of approximately $32.7 million.

FirstEnergy Capital Corp. acted as financial advisor to Progress and has provided an opinion to the Board of Directors that the offer is fair to Progress.

Progress has mailed to holders of common shares of Campion an Offer to Purchase which will be open until 6:00 p.m. on June 3, 2002 unless withdrawn or extended. The offer is subject to all necessary regulatory approvals and to customary conditions, including that a minimum of 66 2/3% of Campion shares, calculated on a fully diluted basis, be tendered.

OUTLOOK

As we continue the pursuit of building a quality company, we must remain flexible with respect to the opportunities available. During the first quarter we were successful in establishing Progress in two areas which are expected to develop into core operating districts. The Fort St. John area entry is being accomplished through the recently proposed takeover of Campion Resources Ltd. while the West Central Alberta project area was significantly expanded via two exploration partnerships (large industry farmins) complemented by active freehold leasing and crown acquisition programs. Although these areas are being established using differing methodologies, the net result is similar in that cornerstone positions have been created from which we can grow.

As we entered 2002, it was anticipated that property acquisition opportunities would become available as industry players reduced debt and rationalized assets following the consolidation phase of 2001. Improved commodity prices appear to have slowed the majority of disposition initiatives reinforcing the need for a full cycle program encompassing exploration and exploitation complemented by land and property acquisitions.

Looking forward to the balance of the year, Progress will focus on grass roots drilling as well as acquisitions targeting consolidation and on trend opportunities in our core operating districts. Activities aimed at continuous improvements in efficiencies including rationalization of non-core properties and operating costs initiatives will also be a priority.

Success in the oil and gas industry is achieved through the execution of a winning business plan. The key ingredient of which is quality people. Progress has built such a team. Over the past months several additions have been made to compliment the skill sets of our existing staff. We also have been successful in completing the formation of the management team as well as adding to our Board of Directors. Joining Progress during March was Neil Samis, Daniel Topolinsky and Fred Coles. We welcome all of our new business associates to Progress and look forward to a successful and rewarding future together.

On behalf of the Board of Directors,

(Signed) *"David D. Johnson"*

David D. Johnson
President & Chief Executive Officer
May 9, 2002

Forward Looking Statements - Certain information regarding Progress Energy Ltd. set forth in this document, including management's assessment of Progress Energy Ltd.'s future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Progress Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, current fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Progress Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, of if any of them do so, what benefits that Progress Energy Ltd. will derive therefrom.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis as provided by the management of Progress Energy Ltd. ("Progress" or the "Company") should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2002 and March 31, 2001 and the audited financial statements for the year ended December 31, 2001.

BOE PRESENTATION

For the purposes of calculating unit costs, natural gas is converted to a barrel equivalent ("BOE") using six thousand cubic feet equal to one barrel unless otherwise stated. This conversion conforms with the Canadian Securities Regulators proposed National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities. Boe's are very approximate comparative measure that, in some cases, could mislead particularly if used in isolation.

PRODUCTION

For the three months ended March 31, 2002, Progress increased production 15 percent to 3,057 boe per day compared to 2,667 boe per day for the same period in 2001.

Production Summary

	March 31, 2002	March 31, 2001	December 31, 2001
Production for Three Months Ended			
Oil and liquids *(bbls)*	**153,887**	170,513	178,714
Natural gas *(mcf)*	**727,463**	417,118	712,494
Daily Production			
Oil and liquids *(bbls/d)*	**1,710**	1,895	1,943
Natural gas *(mcf/d)*	**8,083**	4,635	7,744
Total *(boe/d)*	**3,057**	2,667	3,233

Oil and liquids production for the first quarter of 2002 decreased 10 percent to 1,710 bbls per day from 1,895 bbls per day for the same period in 2001. Oil and liquids production decreased 12 percent when comparing the first quarter of 2002 to the fourth quarter of 2001. This decrease is mainly due to a decrease in oil production at Two Creek as a result of downtime encountered during the first quarter related to infrastructure. These problems will be rectified during the second quarter of 2002 as a result of facility enhancements initiated during the first quarter.

Natural gas production increased 74 percent to 8,083 mcf per day during the first quarter of 2002 compared to 4,635 mcf per day for the first quarter of 2001. Natural gas production increased 4 percent when comparing the first quarter of 2002 to the fourth quarter of 2001. This increase in natural gas production is due largely to the successful 2001 winter drilling program at Milo as well as an increase in natural gas production at Two Creek. Progress completed a successful development drilling program at Milo in the winter of 2002 with two additional wells being placed on production in late March of 2002.

REVENUES

During the three months ended March 31, 2002, revenues decreased 40 percent to $6.1 million from $10.1 million for the same period in 2001. This decrease resulted mainly from the decrease in commodity prices received during the period. Oil and liquids prices decreased 35 percent to $24.73 per bbl from $37.79 per bbl, while natural gas prices decreased 64 percent to $3.15 per mcf from $8.80 per mcf. The 10 percent decrease in crude oil production contributed to the decrease in revenues for the first quarter of 2002. This was mitigated by the 74 percent increase in natural production during the same period.

ROYALTIES

For the three months ended March 31, 2002, royalties decreased 56 percent to $1.0 million from $2.3 million for the same period in 2001. On a boe basis, royalties decreased 61 percent to $3.66 from $9.50 as a result of lower prices received for oil and liquids and natural gas during the first quarter of 2002.

OPERATING EXPENSES

Operating expenses increased 6 percent to $1.2 million in the first quarter of 2002 compared to $1.1 million during the same period in 2001. On a boe basis, operating expenses decreased 7 percent to $4.34 from $4.68 due to higher production during the quarter.

GENERAL AND ADMINISTRATIVE EXPENSES

During the first quarter of 2002, gross general and administrative expenses increased 2.9 percent to $0.72 million from $0.70 million in the first quarter of 2001. The increase resulted mainly from the increase in full-time and contract staff required as a result of the increased size of the Company's operations.

For the respective periods, net general and administrative expenses increased to $0.30 million from $0.04 million. The apparent increase is attributed to the unusually high overhead recoveries received during the first quarter of 2001. On a boe basis, net general and administrative increased to $1.10 per boe from $0.18 per boe.

FINANCING CHARGES

Financing charges decreased 55 percent during the first quarter of 2002 to $0.14 million from $0.30 million for the same period in 2001 as result of the decrease in bank debt. On a boe basis, financing charges decreased to $0.50 from $1.25 as a result of the lower bank debt and higher production.

INCOME AND CAPITAL TAXES

During the first quarter of 2002, capital taxes decreased 19 percent to $0.11 million from $0.14 million during the first quarter of 2001. The decrease is due mainly to lower capital taxes associated with lower prices received for production in Southeast Saskatchewan. On a boe basis, capital taxes decreased to $0.41 from $0.58 for the respective periods.

For the three months ended March 31, 2002, income taxes decreased 84 percent to $0.3 million from $1.8 million during the same period in 2001. Lower commodity prices were the main factors that led to a decrease in the Company's lower pre-tax earnings. On a boe basis, income taxes decreased to $0.97 from $3.29 for the respective periods. Based on the Company's forecast for 2002, Progress does not anticipate that it will pay any current income taxes during the year.

DEPLETION AND DEPRECIATION

For the three months ended March 31, 2001, depletion and depreciation of capital assets and the provision for site restoration and abandonment increased 50 percent to $2.9 million from $1.9 million for the same period in 2001. On a boe basis depletion and depreciation and site restoration and abandonment increased to $10.62 from $8.11 as a result of higher production achieved during the first quarter of 2002 and a reduced reserve base in 2001.

LIQUIDITY AND CAPITAL RESOURCES

Debt to cash flow ratio

($ Thousands)	**March 31, 2002**	**March 31, 2001**
Working capital deficit	**2,789**	5,776
Long-term debt	**15,733**	18,325
	18,522	24,101
Cash flow from operations – annualized (S000s)	**24,397**	21,488
Debt to annualized quarterly cash flow	**0.8:1**	1.1:1

CAPITAL PROGRAM

Capital Expenditures

($ Thousands)	**Three Months Ended March 31**	
	2002	**2001**
Land acquisitions and retention	**424**	257
Geological and geophysical	**475**	509
Drilling and completions	**2,371**	4,724
Equipping and facilities	**1,506**	1,788
Net property acquisitions (dispositions)	**74**	(76)
Other	**137**	5
	4,987	7,207

Funded by

Cash flow from operations	**3,349**	5,134
Working capital	**3,350**	497
Long-term debt	**(2,243)**	1,916
Equity	**531**	(340)
	4,987	7,207

CONSOLIDATED BALANCE SHEETS

($ Thousands)	March 31, 2002	December 31, 2001
	(Unaudited)	
ASSETS		
Current		
Accounts receivable	**12,140**	8,009
Other	**751**	691
	12,891	8,700
Property, plant and equipment	**75,543**	73,235
	88,434	81,935
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**15,679**	8,138
Long-term debt	**15,733**	17,976
Site restoration and abandonment	**1,925**	1,682
Future income taxes	**13,437**	13,176
	44,774	40,971
SHAREHOLDERS' EQUITY		
Share capital	**30,144**	29,608
Retained earnings	**11,516**	11,356
	41,660	40,964
	88,434	81,935

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

($ Thousands, except per share amounts)	Three months ended March 31 2002	2001
	(Unaudited)	
REVENUES		
Petroleum and natural gas	6,099	10,113
Royalties	(1,006)	(2,282)
	5,093	7,831
EXPENSES		
Operating	1,194	1,124
General and administrative	302	44
Financing charges	136	300
Depletion and depreciation	2,922	1,947
	4,554	3,415
Earnings before taxes	539	4,416
TAXES		
Capital taxes	112	138
Current income taxes	-	853
Future income taxes	267	790
	379	1,781
NET EARNINGS	160	2,635
Retained earnings, beginning of period	11,356	6,644
Redemption of shares	-	(237)
Retained earnings, end of period	11,516	9,042
NET EARNINGS PER SHARE		
Basic	0.01	0.15
Diluted	0.01	0.14

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ Thousands, except per share amounts)	Three months ended March 31 2002	2001
	(Unaudited)	
Cash provided by (used in)		
Operations		
Net earnings	**160**	2,635
Depletion and depreciation	**2,922**	1,947
Future income taxes	**267**	790
Cash provided by operations	**3,349**	5,372
Changes in non-cash working capital	**3,350**	191
	6,699	5,563
Financing		
Increase (decrease) in long-term debt	**(2,243)**	1,916
Issue of shares, net of share issue costs	**531**	-
Redemption of shares	**-**	(340)
	(1,712)	1,576
Investing		
Capital asset additions	**(4,987)**	(7,207)
Increase (decrease) in cash	**-**	(68)
Cash , beginning of period	**-**	68
Cash, end of period	**-**	-
Cash flow from operations per share		
Basic	**0.15**	0.30
Diluted	**0.14**	0.28

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

The interim financial statements of Progress Energy Ltd. (the "Company") have been prepared following the same accounting policies and methods of computation as the financial statements of the Company for the year ended December 31, 2001. The disclosures provided below are incremental to those included with and annual financial statements and certain disclosures , which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. These interim financial statements should be read in conjunction with the financial statements and notes thereto in the Company's annual report for the year ended December 31, 2001.

2. LONG TERM DEBT

($ Thousands)	**March 31, 2002**	**December 31, 2001**
Direct advances	**763**	2,900
Banker's acceptances	**14,970**	15,425
Total long-term debt	**15,733**	18,325

3. SHARE CAPITAL

($ Thousands, except share amounts)	**Number**	**Amount**
Common Shares		
Balance at December 31, 2001	**22,087,398**	29,332
Issued on exercise of stock options	**497,500**	542
Share issue expense net of tax effect of $4,901		(6)
Balance at March 31, 2002	**22,584,898**	29,868
Warrants		
Balance at March 31, 2002	**1,253,498**	276
Total capital stock		30,144

a) Earning and cash flow per share

At March 31, 2002, the weighted average number of shares outstanding of 22,505,106 (March 31, 2001 – 18,062,559) was used for basic per share calculations.

At March 31, 2002, the weighted average number of shares outstanding of 23,974,072 (March 31, 2001 – 19,267,959) was used for diluted per share calculations.

b) Stock options

The following table sets forth a reconciliation of the stock option plan activity through to March 31, 2002.

($ except share amounts)	Number of options	Weighted average exercise price
Balance, December 31, 2001	2,066,500	2.12
Granted	173,000	5.15
Exercised	(497,500)	1.09
Balance, March 31, 2002	1,742,000	2.72

The Company accounts for its stock based compensation plan using the intrinsic-value method. Under this method, no costs are recognized in the finar cial statements for share options granted to employees or directors when the options are issued at market value. Effective January 1, 2002, Canadian Generally Accepted Accounting Principles require disclosure of the impact on net earnings using the fair value method for stock options issued on or after January 1, 2002. If the fair value method had been used, the Company's net earnings and net earnings per share would approximate the following pro forma amounts:

	March 31, 2002
Compensation Costs *($ Thousands)*	7
Net Earnings:	
As reported	160
Pro forma	153
Net Earnings per Share:	
Basic	
As reported	0.01
Pro forma	0.01
Diluted	
As reported	0.01
Pro forma	0.01

The fair value of each option granted is estimated in the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

Risk free interest rate (%)	4.83
Expected life (years)	4.00
Expected volatility	0.24

4. SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in non-cash working capital

Three months ended ($ Thousands)	March 31, 2002	March 31, 2001
Accounts receivable	(4,131)	(5,195)
Other	(60)	(134)
Accounts payables	7,541	6,513
Income and other taxes payable	-	(993)
	3,350	191

b) Cash interest and taxes paid

Three months ended ($ Thousands)	March 31, 2002	March 31, 2002
Cash interest paid	121	240
Cash income and other taxes paid	139	1,984

5. FINANCIAL INSTRUMENTS

Commodity Price Contracts

The Company has not entered into any additional financial instruments since December 31, 2001. At March 31, 2002 the estimated fair value of the financial instrument transactions were as follows:

$ thousands receivable (payable)	
Crude oil swaps and options	(1,509)
Natural gas options	(312)

The above estimated fair values are based in the market value of these instruments as at March 31, 2002 and represent the amounts the Company would receive or pay to terminate the contracts at March 31, 2002.

6. SUBSEQUENT EVENTS

On April 15, 2002, the Company and Campion Resources Ltd. ("Campion") announced that they had entered into an agreement whereby the Company will offer to purchase all of the issued and outstanding common shares of Campion. The consideration offered will be 0.40 of a Progress common share for each Campion common share resulting in 3,634,766 Progress shares being issued. The value of the transaction, based on a closing price of Progress of $5.48 on April 12, 2002, is $19.9 million plus the assumption of Campion's debt. The transaction will be accounted for using the purchase method.

The offer is subject to all necessary regulatory approvals and to customary conditions, including that a minimum of 66 2/3 percent of Campion shares, calculated on a diluted basis be tendered.

SELECTED QUARTERLY INFORMATION

FINANCIAL HIGHLIGHTS

($ Thousands except per share amounts)

	Three Months Ended 2001				2002
	March 31	June 30	Sept. 30	Dec 31	March 31
Income Statement					
Petroleum and Natural Gas Sales	10,113	9,508	7.457	6,124	**6,099**
Cash Flow from Operations	5,372	4,682	3,954	3,908	**3,349**
Per Share - Basic	0.30	0.25	0.22	0.20	**0.15**
Per Share - Fully Diluted	0.28	0.25	0.22	0.19	**0.14**
Net Earnings	2,635	2,450	1,061	(491)	**160**
Per Share - Basic	0.15	0.13	0.06	(0.03)	**0.01**
Per Share - Fully Diluted	0.14	0.13	0.06	(0.02)	**0.01**
Balance Sheet					
Capital Spending					
Land Acquisitions and Retention	257	305	311	135	**424**
Geological and Geophysical	509	362	178	274	**475**
Drilling and Completions	4,724	1,297	3,705	2,176	**2,371**
Equipping and Facilities	1,788	362	1,360	706	**1,506**
Net Property Acquisitions (Dispositions)	(76)	187	1,315	5,519	**74**
Corporate Assets	5	3	-	17	**137**
	7,207	2,516	6,869	8,827	**4,987**
Total Debt					
Bank Debt	18,325	28,803	25,986	17,976	**15,733**
Working Capital Deficiency (Surplus)	5,776	(6,895)	115	(562)	**2,789**
	24,101	21,908	26,101	17,414	**18,522**
Shareholders' Equity	26,095	28,545	28,355	40,964	**41,660**

Common Share Information ***(Thousands except where otherwise stated)***

Shares Outstanding at End of Period					
Common	14,909	14,909	17,494	22,087	**22,585**
Class B Shares	1,170	1,170	-	-	**-**
Weighted Average Shares Outstanding for the Period					
Basic	18,063	18,402	17,734	19,170	**22,505**
Diluted	19,268	19,056	18,368	20,180	**23,974**
Volume Traded During Quarter	461	504	589	3,354	**6,092**
Common Share Price ($)					
High	3.75	4.25	3.35	4.05	**6.15**
Low	2.45	3.30	2.49	2.30	**3.86**
Closing	3.75	3.35	2.49	3.95	**5.90**

SELECTED QUARTERLY INFORMATION

OPERATIONAL HIGHLIGHTS

	Three Months Ended 2001				2002
	March 31	June 30	Sept. 30	Dec 30	March 31
Production					
Natural Gas *(mcf/d)*	4,635	7,735	7.949	7,745	**8,083**
Crude Oil and Natural Gas Liquids *(bbls/d)*	1,895	1,728	1,831	1,943	**1,710**
Total *(boe/d) (6:1)*	2,667	3,017	3,156	3,233	**3,057**
Total *(boe/d) (10:1)*	2,358	2,502	2,626	2,717	**2,518**
Pricing					
Natural Gas *($/mcf)*	8.80	5.64	2.77	2.90	**3.15**
Crude Oil an Natural Gas Liquids *($/bbl)*	37.79	35.20	32.25	22.72	**24.73**
Selected Highlights *($BOE)*					
Weighted Average Sales Price	42.13	34.63	25.68	20.59	**22.17**
Royalties, net of ARTC	9.50	6.58	3.93	3.20	**3.66**
Production Expenses	4.68	4.65	4.53	4.60	**4.34**
Netbacks	27.94	23.40	17.22	12.79	**14.17**
General and Administrative	0.18	0.82	1.04	1.60	**1.10**
Depletion and Depreciation	8.11	8.35	8.82	10.67	**10.62**
Net Earnings	10.98	8.92	3.65	(1.65)	**0.58**
Gross Drilling Results					
Natural Gas	6	0	0	0	**2**
Crude Oil	2	0	8	3	**0**
Dry	3	0	1	0	**0**
	11	0	9	3	**2**
Success Rate (%)	73	-	89	100	**100**
Net Drilling Results					
Natural Gas	1.4	0	0	0	**0.4**
Crude Oil	1.1	0	5.4	2.8	**-**
Dry	0.8	0	1.0	0	**-**
	3.3	0	6.4	2.8	**0.4**
Success Rate (%)	76	-	84	100	**100**

CORPORATE INFORMATION

DIRECTORS

John M. Stewart [1]
Chairman
Progress Energy Ltd.
Vice Chairman
ARC Financial Corporation
Calgary, Alberta

David D. Johnson
President & Chief Executive Officer
Progress Energy Ltd.
Calgary, Alberta

John A. Brussa [1]
Partner
Burnet, Duckworth and Palmer LLP
Calgary, Alberta

Frederic C. Coles
Independent Businessman
Calgary, Alberta

Gary E. Perron [1][2]
Vice President and
Managing Director
BMO Nesbitt Burns
Calgary, Alberta

Terrance D. Svarich [2]
President
Devsun Limited
Calgary, Alberta

[1] *Member of Audit Committee*
[2] *Member of Compensation Committee*

Environment, Health and Safety, Reserves, Corporate Governance and Nomination Matters are addressed by the entire Board of Directors

OFFICERS

David D. Johnson
President and
Chief Executive Officer

Steven A. Allaire
Vice President Finance and
Chief Financial Officer and
Corporate Secretary

Michael R. Culbert
Vice President Marketing and
Business Development

Edward J. Kalthoff
Vice President Land

William J. Lewington
Controller

Neil H. Samis
Vice President Production

Daniel C. Topolinsky
Vice President Exploration

MANAGEMENT

John P. Andersen
Exploration Manager North

Rick A. Bawol
Exploitation Manager

Dave L. Christie
Exploration Manager South

Kathleen Y. Fox
Business Development Manager

Stanley M. Prenioslo
Exploration Manager
Saskatchewan

Jeff A. Screen
Production Operations Manager

CORPORATE OFFICE

1400, 440 – 2nd Avenue S.W.
Calgary, Alberta
T2P 5E9
Telephone: (403) 216-2510
Facsimile: (403) 216-2514
Website:
www.progressenergy.com

BANKER

Bank of Montreal
Corporate Banking
Canada Trust Tower
1400, 421 – 7th Avenue S.W.
Calgary, Alberta
T2P 2P2

SOLICITOR

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

AUDITOR

KPMG LLP
1200, 205 – 5th Avenue S.W.
Calgary, Alberta
T2P 4B9

CONSULTING ENGINEER

Gilbert Laustsen Jung
Associates Ltd.
4100, 400 – 3rd Avenue S.W.
Calgary, Alberta
T2P 4H2

c2520
r f BC-Progress-acq-Campion 06-03 0246
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Progress Energy Acquires Campion Resources Ltd.

CALGARY, June 3 /CNW/ - Progress Energy Ltd. ("Progress") announces that its offer (the "Offer") to purchase all of the issued and outstanding common shares of Campion Resources Ltd. ("Campion"), on the basis of 0.4 of a common share of Progress for each Campion Share tendered, expired at 6 p.m. (Calgary time) on June 3, 2002. Progress is pleased to announce that the Offer was successful, and that 8,515,131 Campion Shares (representing 93.7% of the Campion Shares outstanding) were tendered to the Offer. Progress has given instructions to the depositary under the offer to take up and pay for the validly tendered Campion Shares.

In the next few days, Progress intends to acquire all of the Campion Shares not tendered to its offer by utilizing the compulsory acquisition provisions of the Business Corporations Act (Alberta). In addition, Progress will seek to have all Campion Shares delisted from the TSX Venture Exchange.

FirstEnergy Capital Corp. acted as financial advisor to Progress.

Progress is a Calgary, Alberta, Canada based crude oil and natural gas exploration, development and production company.

%SEDAR: 00009589E

-0- 06/03/2002

/For further information: Mr. David Johnson, President & Chief Executive Officer or Mr. Steven Allaire, Vice President & Chief Financial Officer, Progress Energy Ltd., Calgary, Alberta, Canada, 1400, 440 - 2nd Avenue S.W., T2P 5E9, Phone: (403) 216-2510, Fax: (403) 216-2514, Email: ir(at)progressenergy.com, Web: www.progressenergy.com/

(PGX.)

CO: Progress Energy Ltd.
ST: Alberta
IN: OIL
SU:

-30-

CNW 21:54e 03-JUN-02